SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2017 to September 30, 2017)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

(As of September 30, 2017)

Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	22	59	81
Overseas	73	41	114

Total	95	100	195

5. Major changes in management

A.	At the extraordinary general meeting of shareholders of KEPCO held on January 10, 2017, Mr. Moon, Bong-Soo was appointed as a standing director and Executive Vice President & Chief Power System Officer, in replacement of Mr. Chang, Jae-Won who voluntarily resigned.

B.	At the annual general meeting of shareholders of KEPCO held on March 21, 2017, Mr. Cho, Hwan-Eik whose term of the office expired was re-elected as the President and Chief Executive Officer.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077
(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: Dividend payment of Won 1,980 per share for fiscal year 2016 (Won 1.27 trillion in aggregate). Dividend payments for fiscal year 2015, 2014 and 2013 were Won 3,100, Won 500 and Won 90 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a nine-month period ended September 30, 2016 and 2017

(In billions of Won)

	January to September 2016		January to September 2017
	Sales	Operating profit	Sales	Operating profit
Electricity sales	44,955	4,943	44,565	1,518
Nuclear generation	8,248	3,027	7,101	1,402
Thermal generation	15,401	2,672	17,222	2,048
Others(*)	2,189	282	2,215	242
Subtotal	70,793	10,924	71,103	5,210
Adjustment for related-party transactions	-25,889	-190	-26,843	-127

Total	44,904	10,734	44,260	5,083

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to 89 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

•	Sales and operating profit reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	January to December 2016	January to September 2017
	Residential		121.52	109.91
	Commercial		130.41	130.99
	Educational		111.51	104.22
Electricity sold	Industrial	KEPCO	107.11	107.27
	Agricultural		47.41	47.91
	Street lighting		113.35	115.64
	Overnight usage		67.56	66.86
Electricity from nuclear generation	Nuclear Generation	KHNP	68.89	60.97
		KOSEP	71.57	79.49
		KOMIPO	84.33	92.08
Electricity from thermal generation	Thermal generation	KOWEPO	86.11	95.30
		KOSPO	86.47	93.13
		EWP	84.62	95.68

3. Power purchase from generation companies for a nine-month period ended September 30, 2017

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	112,934,748	6,896
KOSEP	48,838,427	3,810
KOMIPO	37,554,256	3,375
KOWEPO	34,076,799	3,221
KOSPO	35,740,901	3,333
EWP	35,809,035	3,431
Others	83,182,145	8,386

Total	388,136,311	32,452

•	Excludes expense related to the renewable portfolio standard provisions and carbon emissions.

4. Intellectual property as of September 30, 2017

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	1,883	201	74	74	161	44	2,437
Consolidated subsidiaries	3,758	595	790	117	252	22	5,534
Total	5,641	796	864	191	413	66	7,971

III. Financial Information

1. Condensed consolidated financial results as of and for a nine-month period ended September 30, 2016 and 2017

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to September 2016	January to September 2017	Change (%)		December 31, 2016	September 30, 2017	Change (%)
Sales	44,904	44,260	-1.4	Total assets	177,837	179,254	0.8
Operating profit	10,734	5,083	-52.6	Total liabilities	104,786	104,810	—
Net income	6,869	2,788	-59.4	Total equity	73,051	74,444	1.9

2. Condensed separate financial results as of and for a nine-month period ended September 30, 2016 and 2017

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to September 2016	January to September 2017	Change (%)		December 31, 2016	September 30, 2017	Change (%)
Sales	44,955	44,565	-0.9	Total assets	105,321	104,985	-0.3
Operating profit	4,943	1,518	-69.3	Total liabilities	49,854	48,771	-2.2
Net income	4,480	2,008	-55.2	Total equity	55,467	56,214	1.3

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a nine-month period ended September 30, 2017

Number of meetings	Number of agendas	Classification
		Resolutions	Results	Reports	Results
10	33	24	Approved	8	Accepted as reported
		1	Deferred

*	The audit committee held 8 meetings with 23 agendas (of which, 12 were resolved as proposed and 11 were approved as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 19, 2017	Approval of contribution to KEPCO medical corporation	Conditionally Approved	Resolution
	Approval of plan to establish ICT backup center	Approved as proposed	Resolution
	Approval of amendment to the rules on employment	Approved as proposed	Resolution
February 17, 2017	Approval of the maximum aggregate amount of remuneration for directors in 2017	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2016	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2016	Approved as proposed	Resolution
	Approval to expand target business to invest in to secure financial resources required for the Energy Valley Dream Plan	Approved as amended	Resolution
	Report on the annual management of commercial papers in 2016	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2016	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Accepted as reported	Report
	Report on the audit result for fiscal year 2016	Accepted as reported	Report
March 3, 2017	Approval of the Statement of Appropriation of Retained Earnings for fiscal year 2016	Approved as proposed	Resolution
March 17, 2017	Approval of guarantee for the solar energy project in Colorado, U.S.A., according to the change of business structure	Approved as proposed	Resolution
	Approval of forming Executive Recommendation Committee and evaluation standard for the candidate of non-standing directors	Approved as proposed	Resolution
April 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Approved as proposed	Resolution
June 16, 2017	Approval of the establishment of a new regional office	Approved as proposed	Resolution

Date	Agenda	Results	Type
	Report on results of external and internal audits for the first quarter of 2017	Accepted as reported	Report
June 30, 2017	Approval of mid-to-long term financial management plan (2017-2021)	Approved as proposed	Resolution
Jul 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
	Approval of contribution to a special purpose company for renewable energy project Phase II in Guam, the United States	Approved as proposed	Resolution
Aug 18, 2017	Approval of sponsorship for the 2018 Pyeongchang Olympic Winter Games	Approved as proposed	Resolution
	Approval of the mid-to-long term management target (2018-2022)	Approved as proposed	Resolution
	Report on the earnings results for the first half of fiscal year 2017	Accepted as reported	Report
Sep 15, 2017	Approval of investment in the Intra-company Employee Welfare Fund in 2017	Approved as proposed	Resolution
	Approval of establishment of an annexed building of KEPCO headquarter	Approved as proposed	Resolution
	Approval of establishment of and contribution to a special purpose company for the Hanlim offshore wind power project in Jeju	Approved as proposed	Resolution
	Approval of investment in a floating photovoltaic plant in Hapcheon lake	Deferred	Resolution
	Approval of contribution to a special purpose company for a solar power project in California, the United States	Approved as proposed	Resolution
	Approval of personnel increase	Approved as proposed	Resolution
	Report on results of external and internal audits for the second quarter of 2017	Accepted as reported	Report
	Approval of integrated logistics center construction plan	Accepted as reported	Report

4. Major Activities and Attendance Status of Non-standing directors

Date	Agenda	Ahn, Choong- Yong	Lee, Gang-Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Kim, Joo- Suen	Kim, Ji- Hong
January 19, 2017	Approval of contribution to KEPCO medical corporation	For	For	For	For	For	For	For	Against
	Approval of plan to establish ICT backup center	For	For	For	For	For	For	For	For
	Approval of amendment to the rules on employment	For	For	For	For	For	For	For	For
February 17, 2017	Approval of the maximum aggregate amount of remuneration for directors in 2017	For	For	For	For	For	For	For	Absent
	Approval of consolidated and separate financial statements for the fiscal year 2016	For	For	For	For	For	For	For	Absent
	Approval to call for the annual general meeting of shareholders for the fiscal year 2016	For	For	For	For	For	For	For	Absent
	Approval to expand target business to invest in to secure financial resources required for the Energy Valley Dream Plan	For	For	For	For	For	For	For	Absent
	Report on the annual management of commercial papers in 2016	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2016	Agenda for Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Agenda for Report
	Report on the audit result for fiscal year 2016	Agenda for Report
March 3, 2017	Approval of the Statement of Appropriation of Retained Earnings for fiscal year 2016	For	For	For	For	For	For	For	For
March 17, 2017	Approval of guarantee for the solar energy project in Colorado, U.S.A., according to the change of business structure	For	For	For	For	For	For	For	For
	Approval of forming Executive Recommendation Committee and evaluation standard for the candidate of non-standing directors	For	For	For	For	For	For	For	For

Date	Agenda	Ahn, Choong- Yong	Lee, Gang-Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Kim, Joo- Suen	Kim, Ji- Hong
April 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	Absent	For	For	For	For	For	For	For
	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Absent	For	For	Against	For	For	For	For
	Approval of payment guarantee for foreign currency-denominated borrowings in relation to the Bylong coal mine in Australia	Absent	For	For	For	For	For	For	For
June 16, 2017	Approval of the establishment of a new regional office	Absent	For	For	For	For	For	For	For
	Report on results of external and internal audits for the first quarter of 2017	Agenda for Report
June 30, 2017	Approval of mid-to-long term financial management plan (2017-2021)	For	For	For	For	For	For	For	For
Jul 21, 2017	Approval of amendments to the regulation for employee remuneration and welfare	For	For	For	For	For	For	For	For
	Approval of contribution to a special purpose company for renewable energy project Phase II in Guam, the United States	For	For	For	For	For	For	For	For
Aug 18, 2017	Approval of sponsorship of the 2018 Pyeongchang Olympic Winter Games	For	For	For	For	For	For	For	For
	Mid-to-long term management target (2018-2022)	For	For	For	For	For	For	For	For
	Report on the earnings results for the first half of fiscal year 2016	Agenda for Report
Sep 15, 2017	Approval to invest in Intra-company Employ Welfare Fund in 2017	For	For	Absent	For	Absent	For	For	For
	Approval to establish annexed building of KEPCO headquarter	For	For	Absent	For	Absent	For	For	For
	Approval to establish and contribute to a Special Purpose Company for Hanlim offshore wind power project in Jeju	For	For	Absent	For	Absent	For	For	For
	Approval of investment floating photovoltaic plant in Hapcheon lake	Deferred
	Approval of contribution to a special purpose company for solar power project in California, the United States	For	For	Absent	For	Absent	For	For	For
	Approval of personnel increase	For	For	Absent	For	Absent	For	For	For
	Report on results of external and internal audits for the second quarter of 2017	Agenda for Report
	Approval of integrated logistics center construction plan	Agenda for Report

Attendance Rate		80%	100%	90%	100%	90%	100%	100%	90%

5. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 19, 2017	Audit plans for 2017	Approved as proposed	Resolution
	Education plans for auditors for 2017	Approved as reported	Report
February 17, 2017	Report on the audit result for fiscal year 2016	Approved as reported	Report
	Report on internal control over financial reporting for the fiscal year 2016	Approved as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2016	Approved as reported	Report
March 17, 2017	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Accepted as proposed	Resolution
	Independent auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2016	Accepted as reported	Report
April 21, 2017	Approval of selection of independent auditors of subsidiaries	Accepted as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2016 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report
	Auditor’s report for fiscal year 2016 in accordance with U.S. accounting principles	Accepted as reported	Report
May 17, 2017	Amendments to guidelines for internal audit regulations	Accepted as proposed	Resolution
	Amendments to code of conduct for KEPCO executives and staff members	Accepted as proposed	Resolution
	Amendments to the guidelines for disciplinary actions	Accepted as proposed	Resolution

June 16, 2017	Amendments to the guidelines for the whistleblowing process and whistleblower protection	Accepted as proposed	Resolution
	Report on results of external and internal audits during the first quarter of 2017	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2017	Accepted as reported	Report

Date	Agenda	Results	Type
Aug 18, 2017	Amendments to guideline for practice for KEPCO executives and staff members	Accepted as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Accepted as proposed	Resolution
	Independent auditor’s report on the auditing results for both non-consolidated and consolidated financial statements for the first half of fiscal year 2017	Accepted as reported	Report
Sep 15, 2017	Report on results of external and internal audits during the second quarter of 2017	Accepted as reported	Report
	Prior approval for non-audit service for subsidiaries by the independent auditor	Accepted as proposed	Resolution

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

V. Shareholders

1. List of shareholders as of December 31, 2016

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	41,705,930	6.50
Public (non-Koreans)	Common shares American depositary shares (ADS)	1,701 1	161,040,488 36,267,926	25.09 5.65
Public (Koreans)	Corporate Individual	1,398 376,643	44,126,225 30,746,450	6.87 4.79
Total		379,746	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a nine-month period ended September 30, 2017

(KEPCO Only)

1. Directors

		(In thousands of Won)
Type	Number of directors	Total remuneration	Average remuneration per person
Standing director	6	887,051	147,842
Non-standing director	6	135,000	22,500
Member of Audit Committee	3	186,345	62,115
Total	15	1,208,396	80,560

2. Employees

					(In thousands of Won)
Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	16,869	460	17,329	18.2	1,092,199,082	63,027
Female	3,932	131	4,063	13.9	189,204,386	46,568
Total	20,801	591	21,392	17.4	1,281,403,468	59,901

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a nine-month period ended September 30

Type	Agenda	Results
Extraordinary General Meeting held on January 10, 2017	Election of a Standing Director : Moon, Bong-Soo	Approved as proposed

Annual General Meeting held on March 21, 2017	Approval of financial statements for the fiscal year 2016	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2017	Approved as proposed
	Election of President and CEO : Cho, Hwan-Eik	Approved as proposed

2. Pending legal proceedings as of September 30, 2017

	(In billions of Won)
Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	624	670
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	183	670

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: December 18, 2017

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated interim statement of financial position as of September 30, 2017, the consolidated interim statements of comprehensive income for the three and nine-month periods ended September 30, 2017 and 2016, changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews. We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034, ‘Interim Financial Reporting’.

Emphasis of Matters

Without qualifying our review report, we draw attention to the following key audit matters of the build-to-order industry that were of significance in our review of the consolidated financial statements as of September 30, 2017 and for the three and nine-month periods ended September 30, 2017 and 2016, which determination is based on auditor’s professional judgment and communications with those charged with governance, in accordance with the Practical Guide of Korean Standards on Auditing 2016-1. These matters were addressed in the context of our review of the consolidated financial statements as a whole, and we do not issue a separate opinion on this matter.

Also, as stated above under “Auditors’ Review Responsibility”, our responsibility is to issue a report on these consolidated interim financial statements based on our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. Accordingly, we have inquired primarily of persons responsible for financial and accounting matters, and applied analytical and other review procedures on the key audit matters of the build-to-order industry.

We have considered the results from review procedures for these key audit matters in forming our review conclusion on the consolidated interim financial statements as of September 30, 2017 and for the three and nine-month periods ended September 30, 2017 and 2016.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenue and costs based on the percentage-of-completion method at the end of the reporting period. Also, the gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits exceed progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits.

Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events. Total contract costs are estimated based on the estimates of future costs such as material costs, labor costs and construction period. The uncertainty of estimated total contract costs and changes in such estimates has an impact on the completion progress and contract revenue.

Considering the impacts from these uncertainty and changes in estimates on profit or loss for the current or future periods, we identified the Company’s revenue recognition accounting policy utilizing the input method, uncertainty of estimated total contract costs, assessment of the percentage-of-completion and accounting for the variation of construction works as significant risks.

We conducted the following review procedures regarding those significant risks described above as of September 30, 2017 and for the three and nine-month periods ended September 30, 2017 and 2016:

•	Inquiry of the accounting policy of revenue recognition and any changes, and significant changes to the contracts

•	Analytical review of financial indicators such as contract price, estimated contract costs, cost ratio, ratio of amounts due from/to customers for contract work and others

•	Inquiry and analytical review of changes in major components of estimated contract costs

•	Inquiry and analytical review of fluctuations in completion progress of contracts including contract price, accumulated contract costs and total contract costs

Other Matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We have previously audited, in accordance with Korean Standards on Auditing, the consolidated statement of financial position of the Company as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, and we expressed an unqualified opinion on those consolidated financial statements in our report dated March 6, 2017. The accompanying consolidated financial position of the Company as of December 31, 2016, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2017

This report is effective as of November 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(Unaudited)

In millions of won	Note	September 30, 2017		December 31, 2016
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,815,323	3,051,353
Current financial assets, net	5,10,11,12,44		2,784,123	2,671,989
Trade and other receivables, net	5,8,14,20,44,45,46		6,889,568	7,788,876
Inventories, net	13		6,057,869	5,479,443
Income tax refund receivables	40		70,129	19,163
Current non-financial assets	15		668,014	631,860
Assets held-for-sale	41		64,703	65,842

Total current assets			19,349,729	19,708,526

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		2,401,272	2,657,494
Non-current trade and other receivables, net	5,8,14,44,45,46		1,814,514	1,903,515
Property, plant and equipment, net	18,27,48		147,830,612	145,743,056
Investment properties, net	19,27		292,358	353,680
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,45		1,170,858	980,821
Investments in associates	4,17		3,939,685	4,092,252
Investments in joint ventures	4,17		1,548,310	1,418,196
Deferred tax assets	40		754,444	795,131
Non-current non-financial assets	15		150,019	181,789

Total non-current assets			159,904,654	158,128,516

Total Assets	4	~~W~~	179,254,383	177,837,042

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2017 and December 31, 2016

(Unaudited)

In millions of won	Note	September 30, 2017		December 31, 2016
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	4,551,984	5,585,411
Current financial liabilities, net	5,11,23,44,46		8,493,964	8,942,329
Income tax payables	40		359,086	1,843,288
Current non-financial liabilities	20,28,29		6,010,117	6,368,210
Current provisions	26,44		1,729,421	1,999,988

Total current liabilities			21,144,572	24,739,226

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,442,719	3,558,175
Non-current financial liabilities, net	5,11,23,44,46		47,228,140	44,835,562
Non-current non-financial liabilities	28,29		7,981,743	7,591,605
Employee benefits liabilities, net	25,44		1,988,832	1,686,258
Deferred tax liabilities	40		9,515,226	8,948,520
Non-current provisions	26,44		13,508,587	13,427,151

Total non-current liabilities			83,665,247	80,047,271

Total Liabilities	4	~~W~~	104,809,819	104,786,497

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,833,844	31,847,275
Unappropriated retained earnings			18,121,826	19,721,686

			54,560,580	53,173,871

Other components of equity	33
Other capital surplus			1,234,009	1,235,146
Accumulated other comprehensive loss			(61,625)	(33,875)
Other equity			13,294,973	13,294,973

			14,467,357	14,496,244

Equity attributable to owners of the controlling company			73,081,515	71,723,693
Non-controlling interests	16,32		1,363,049	1,326,852

Total Equity		~~W~~	74,444,564	73,050,545

Total Liabilities and Equity		~~W~~	179,254,383	177,837,042

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2017 and 2016

(Unaudited)

In millions of won, except per share information		September 30, 2017			September 30, 2016
	Note	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Sales	4,34,44,46
Sales of goods		~~W~~	15,357,130	41,588,651	14,701,479	41,358,964
Sales of services			84,070	243,904	89,581	267,308
Sales of construction services	20		625,401	2,070,984	1,037,895	2,965,222
Revenue related to transfer of assets from customers			121,126	356,336	114,543	312,756

			16,187,727	44,259,875	15,943,498	44,904,250

Cost of sales	13,25,42,46
Cost of sales of goods			(12,078,031)	(35,027,367)	(9,709,384)	(29,232,200)
Cost of sales of services			(125,225)	(357,575)	(110,518)	(315,614)
Cost of sales of construction services			(576,271)	(1,974,646)	(978,132)	(2,800,015)

			(12,779,527)	(37,359,588)	(10,798,034)	(32,347,829)

Gross profit			3,408,200	6,900,287	5,145,464	12,556,421
Selling and administrative expenses	25,35,42,46		(635,279)	(1,817,688)	(721,295)	(1,822,410)

Operating profit	4		2,772,921	5,082,599	4,424,169	10,734,011
Other non-operating income	36		80,247	272,909	109,778	305,090
Other non-operating expense	36		(17,772)	(83,270)	(10,683)	(63,273)
Other gains, net	37		(1,746)	151,255	52,393	123,178
Finance income	5,11,38		203,936	836,190	679,784	1,036,342
Finance expenses	5,11,39		(652,182)	(2,007,294)	(1,105,180)	(2,231,842)
Profit related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			(2,642)	150,316	(3,200)	210,855
Gain on disposal of investments in associates and joint ventures			—	333	—	52
Share in loss of associates and joint ventures			(195,775)	(243,273)	(26,763)	(80,975)
Loss on disposal of investments in associates and joint ventures			(73)	(73)	(114)	(285)

			(198,490)	(92,697)	(30,077)	129,647

Profit before income tax			2,186,914	4,159,692	4,120,184	10,033,153
Income tax expense	40		(657,679)	(1,371,505)	(1,181,977)	(3,164,325)

Profit for the period		~~W~~	1,529,235	2,788,187	2,938,207	6,868,828

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income, Continued

For the three and nine-month periods ended September 30, 2017 and 2016

(Unaudited)

In millions of won, except per share information		September 30, 2017			September 30, 2016
	Note	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	25,31	~~W~~	3,059	(27,233)	(18,533)	(220,394)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		2,164	79	45	(597)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		(1,212)	(109)	8,967	31,443
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		2,427	2,376	(3,028)	27,450
Foreign currency translation of foreign operations, net of tax	33		41,400	(14,916)	(90,158)	(85,437)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	33		21,539	(28,551)	(161,548)	(200,771)

Other comprehensive income (loss), net of tax			69,377	(68,354)	(264,255)	(448,306)

Total comprehensive income for the period		~~W~~	1,598,612	2,719,833	2,673,952	6,420,522

Profit or loss attributable to:
Owners of the controlling company	43	~~W~~	1,493,036	2,687,115	2,913,361	6,775,278
Non-controlling interests			36,199	101,072	24,846	93,550

		~~W~~	1,529,235	2,788,187	2,938,207	6,868,828

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,553,012	2,630,048	2,666,570	6,359,998
Non-controlling interests			45,600	89,785	7,382	60,524

		~~W~~	1,598,612	2,719,833	2,673,952	6,420,522

Earnings per share (in won)	43
Basic and diluted earnings per share		~~W~~	2,326	4,186	4,538	10,554

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2016	~~W~~	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income (loss) for the period
Profit for the period		—	6,775,278	—	6,775,278	93,550	6,868,828
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(208,266)	—	(208,266)	(12,128)	(220,394)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(589)	—	(589)	(8)	(597)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	31,443	31,443	—	31,443
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	27,458	27,458	(8)	27,450
Foreign currency translation of foreign operations, net of tax		—	—	(64,551)	(64,551)	(20,886)	(85,437)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(200,775)	(200,775)	4	(200,771)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(74,672)	(2,064,761)
Issuance of shares of capital by subsidiaries and others		—	—	1,387	1,387	14,817	16,204
Changes in consolidation scope		—	—	—	—	2,454	2,454
Dividends paid (hybrid securities)		—	—	—	—	(12,350)	(12,350)

Balance at September 30, 2016	~~W~~	4,053,578	52,763,575	14,188,610	71,005,763	1,298,781	72,304,544

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2017	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

Total comprehensive income (loss) for the period
Profit for the period		—	2,687,115	—	2,687,115	101,072	2,788,187
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(29,393)	—	(29,393)	2,160	(27,233)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	76	—	76	3	79
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(110)	(110)	1	(109)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	2,031	2,031	345	2,376
Foreign currency translation of foreign operations, net of tax		—	—	(821)	(821)	(14,095)	(14,916)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(28,850)	(28,850)	299	(28,551)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,271,089)	—	(1,271,089)	(61,216)	(1,332,305)
Issuance of shares of capital by subsidiaries and others		—	—	(1,137)	(1,137)	19,952	18,815
Dividends paid (hybrid securities)		—	—	—	—	(12,324)	(12,324)

Balance at September 30, 2017	~~W~~	4,053,578	54,560,580	14,467,357	73,081,515	1,363,049	74,444,564

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

In millions of won	September 30, 2017		September 30, 2016
Cash flows from operating activities
Profit for the period	~~W~~	2,788,187	6,868,828

Adjustments for:
Income tax expense		1,371,505	3,164,325
Depreciation		7,193,033	6,506,408
Amortization		88,206	52,222
Employee benefit expense		283,479	261,132
Bad debt expense		17,265	26,900
Interest expense		1,340,578	1,318,959
Loss on sale of financial assets		1,092	—
Loss on disposal of property, plant and equipment		31,251	1,741
Loss on abandonment of property, plant, and equipment		306,698	287,457
Loss on disposal of intangible assets		79	143
Increase to provisions		911,865	974,715
Gain on foreign currency translation, net		(336,886)	(596,581)
Loss on valuation of financial assets at fair value through profit or loss		393	—
Valuation and transaction loss on derivative instruments, net		458,618	642,344
Share in income (loss) of associates and joint ventures, net		92,957	(129,880)
Gain on sale of financial assets		(564)	(1,481)
Gain on disposal of property, plant and equipment		(33,742)	(48,131)
Gain on disposal of intangible assets		(555)	—
Gain on disposal of associates and joint ventures		(333)	(52)
Loss on disposal of associates and joint ventures		73	285
Interest income		(155,133)	(188,889)
Dividend income		(10,971)	(10,281)
Impairment loss on available-for-sale securities		118	4,706
Others, net		(1,273)	(5,628)

		11,557,753	12,260,414

Changes in:
Trade receivables		962,478	1,622,743
Non-trade receivables		90,312	57,425
Accrued income		587,653	(8,512)
Other receivables		10,680	7,750
Other current assets		(203,631)	(146,262)
Inventories		(1,194,287)	(612,868)
Other non-current assets		(31,154)	(43,629)
Trade payables		(596,785)	(901,615)
Non-trade payables		(289,338)	(340,607)
Accrued expenses		(924,132)	(230,999)
Other current liabilities		329,975	740,454
Other non-current liabilities		561,396	624,781
Investments in associates and joint ventures (dividends received)		64,078	53,100
Provisions		(988,074)	(1,002,938)
Payments of employee benefit obligations		(59,199)	(43,043)
Plan assets		(9,570)	(17,460)

		(1,689,598)	(241,680)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

In millions of won	September 30, 2017		September 30, 2016
Cash generated from operating activities	~~W~~	12,656,342	18,887,562
Dividends received		10,470	10,244
Interest paid		(1,460,266)	(1,516,382)
Interest received		143,065	191,512
Income taxes paid		(2,255,007)	(3,297,856)

Net cash from operating activities		9,094,604	14,275,080

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		1,601	10,828
Acquisition of associates and joint ventures		(182,076)	(99,077)
Proceeds from disposals of property, plant and equipment		60,309	50,171
Acquisition of property, plant and equipment		(9,566,083)	(9,183,090)
Proceeds from disposals of intangible assets		941	329
Acquisition of intangible assets		(79,074)	(77,525)
Proceeds from disposals of financial assets		3,518,209	8,559,539
Acquisition of financial assets		(3,750,712)	(6,552,949)
Increase in loans		(178,284)	(199,000)
Collection of loans		64,429	91,963
Increase in deposits		(284,358)	(361,481)
Decrease in deposits		83,684	137,250
Receipt of government grants		37,899	23,763
Usage of government grants		(29,178)	(25,558)
Net cash inflow from changes in consolidation scope		—	2,510
Other cash inflow from investing activities, net		26,649	33,519

Net cash used in investing activities		(10,276,044)	(7,588,808)

Cash flows from financing activities
Proceeds (repayment) from short-term borrowings, net		1,542,984	(311,590)
Proceeds from long-term borrowings and debt securities		7,987,614	1,802,368
Repayment of long-term borrowings and debt securities		(7,186,001)	(5,106,586)
Payment of finance lease liabilities		(92,293)	(88,827)
Settlement of derivative instruments, net		53,369	69,577
Change in non-controlling interest		20,879	14,181
Dividends paid (hybrid bond)		(12,324)	(12,350)
Dividends paid		(1,332,350)	(2,064,770)
Other cash outflow from financing activities, net		(1,088)	(523)

Net cash from (used in) financing activities		980,790	(5,698,520)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(200,650)	987,752
Effect of exchange rate fluctuations on cash held		(35,380)	(3,315)

Net increase (decrease) in cash and cash equivalents		(236,030)	984,437
Cash and cash equivalents at January 1		3,051,353	3,783,065

Cash and cash equivalents at September 30	~~W~~	2,815,323	4,767,502

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of September 30, 2017, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 197,308,414 shares (30.74%) as of the most recent closing date of Register of Shareholders (December 31, 2016).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Company”) K-IFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 25).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is calculated at the reporting date and is estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of September 30, 2017 and 2016 are ~~W~~1,266,646 million and ~~W~~1,110,889 million, respectively.

(vi)	Construction contracts

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the total estimated costs expected to be incurred in the future, costs incurred which are not related to construction progress, changes in costs due to change of contract or design, etc. Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Continuing operation of Wolsong Unit 1 nuclear power plant

Wolsong unit 1 nuclear power plant of the Company commenced commercial operations on April 22, 1983 and ended its operations on November 20, 2012 pursuant to its 30-year operating license. On February 27, 2015, the Nuclear Safety and Security Commission (NSSC) evaluated the safety of operation on the Wolsong Unit 1 nuclear power plant and approved to continue its operation until November 20, 2022. As described in note 49, the lawsuit related to the validity of the approval of NSSC is currently ongoing. The consolidated interim financial statements were prepared based on the judgment of the Company that the approval of NSSC is valid and Wolsong Unit 1 nuclear power plant will be operating until 2022.

(5)	Changes in accounting policies

The significant accounting policies followed by the Company in the preparation of its consolidated interim financial statements are the same as those followed by the Company in its preparation of the consolidated financial statements as of and for the year ended December 31, 2016, except for the application of K-IFRS 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(i)	Amendments to K-IFRS 1007, ‘Statement of Cash Flows’

The Company has adopted the amendments to K-IFRS 1007, Statement of Cash Flows, since January 1, 2017. The amendments require changes in liabilities arising from financing activities to be disclosed. Information about changes in liabilities arising from financing activities is included in note 23 and note 24.

(ii)	Amendments to K-IFRS 1012, ‘Income Taxes’

The Company has adopted the amendments to K-IFRS 1012, Income Taxes, since January 1, 2017. The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Company assesses whether there will be sufficient taxable profit, the Company should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences.

Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted

The following new standards, interpretations and amendments to existing standards have been published for mandatory application for annual periods beginning after January 1, 2017.

(i)	K-IFRS 1109, ‘Financial Instruments’

K-IFRS 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’. The Company plans to adopt K-IFRS 1109 for the year beginning on January 1, 2018. K-IFRS 1109 will generally be applied retrospectively; however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

K-IFRS 1109 will require the Company to assess the financial impact from application of K-IFRS 1109 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting K-IFRS 1109 will be dependent on the financial instruments the Company holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

The Company has not initiated any changes in internal controls processes or accounting processing systems, and has not performed an assessment of the impact resulting from the application of K-IFRS 1109. The Company is currently performing a detailed assessment of the potential impact from the application of K-IFRS 1109 and plans to complete the assessment in advance of its effective date. Expected impacts on the consolidated financial statements are generally categorized as follows:

①	Classification and measurement of financial assets

Under K-IFRS 1109, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. Under K-IFRS 1109, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS 1109 compared to the existing guidance in K-IFRS 1039, the adoption of K-IFRS 1109 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Company’s profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

The criteria for classification and measurement of financial assets under K-IFRS 1109 are as follows:

•	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•	A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

•	On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) the those items in OCI to profit or loss subsequently.

•	A financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

As of September 30, 2017, the Company has loans and receivables amounting to ~~W~~15,457,090 million, held-to-maturity investments amounting to ~~W~~3,077 million, available-for-sale financial assets amounting to ~~W~~880,440 million, and financial assets at fair value through profit or loss amounting to ~~W~~219,853 million.

②	Classification and measurement of financial liabilities

Under K-IFRS 1109, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, K-IFRS 1039, will be presented in OCI under K-IFRS 1109, profit or loss related to valuation of the same financial liabilities is likely to decrease.

③	Impairment: Financial assets and contract assets

K-IFRS 1109 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under K-IFRS 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS 1039 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increase significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under K-IFRS 1109, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime ECL since the initial recognition are recognized as loss allowances.

As of September 30, 2017, the Company has debt instruments in financial assets measured at amortized cost amounting to ~~W~~15,628,012 million (loans and receivables) and has recognized loss allowances of ~~W~~170,922 million.

④	Hedge accounting

K-IFRS 1109 retains the mechanics of hedge accounting (fair value hedge, cash flow hedge, hedging on net investment in a foreign operation) which was defined in the existing guidance in K-IFRS 1109, but provides principle-based and less complex guidance in hedging which focuses on the risk management activities. More hedged items and hedging instruments would qualify for hedge accounting, more qualitative and forward-looking approach will be taken to assessing hedge effectiveness, and qualitative threshold (80~125%) is removed under K-IFRS 1109.

Certain transactions which were not qualified for hedge accounting under the existing standard will likely quality for hedge accounting under K-IFRS 1109, decreasing volatility in the Company’s profits or loss.

As of September 30, 2017, the Company has asset and liabilities designated as hedged items amounting to ~~W~~114,340 million and ~~W~~123,744 million, respectively.

When initially applying K-IFRS 1109, the Company may choose as its accounting policy to continue to apply the hedge accounting requirements of K-IFRS 1039.

(ii)	K-IFRS 1115, ‘Revenue from Contracts with Customers’

K-IFRS 1115, ‘Revenue from Contracts from Customers’, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company plans to adopt K-IFRS 1115 for the year beginning on January 1, 2018.

It replaces existing revenue recognition guidance, including K-IFRS 1018, ‘Revenue’, K-IFRS 1011, ‘Construction Contracts’, K-IFRS 2031, ‘Revenue-Barter transactions involving advertising services’, K-IFRS, ‘2113 Customer Loyalty Programs’, K-IFRS 2115, ‘Agreements for the construction of real estate’, K-IFRS 2118, ‘Transfers of assets from customers’.

Existing K-IFRS standards and interpretations including K-IFRS 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company is currently performing a detailed assessment of the impact resulting from the application of K-IFRS 1115 and plans to complete the assessment in advance of its effective date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

(iii)	Amendments to K-IFRS 1102, ‘Share-based Payment’

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the company settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

The adoption of the amendments is not expected to have a significant impact on the Company’s consolidated financial statements.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2016.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(1)	Basis of consolidation, continued

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘Income Taxes’ and K-IFRS 1019, ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039, ’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applicable to the K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the utility rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return.

The Company recognize revenue from electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3.(9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’, when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue on a straight-line basis over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is presented as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is presented as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advance received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(iii)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(25) Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

(12) Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain machinery were changed during 2016. Depreciation expenses increased by ~~W~~160,985 million for the year ended December 31, 2016. Depreciation expenses are expected to increase by ~~W~~130,514 million and ~~W~~91,197 million for the years ending December 31, 2017 and 2018, respectively, and to decrease by ~~W~~382,696 million for the years after December 31, 2018.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Others	3 ~ 50 or Indefinite	Straight line
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(21)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(24)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with K-IFRS 1011, ’Construction Contracts’ and K-IFRS 1018, ‘Revenue’, respectively. If the Company performs more than one service under a single contract or arrangement, consideration received or receivable is allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(25)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

3.	Significant Accounting Policies, Continued

(25)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and nine-month periods ended September 30, 2017 and 2016, respectively, are as follows:

In millions of won
September 30, 2017
Segment	Total segment revenue			Intersegment reveneue		Revenue from external customers		Operating profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates and joint ventures
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	16,120,715	44,565,323	459,769	1,658,544	15,660,946	42,906,779	1,960,213	1,517,522	903,915	2,595,732	12,814	36,703	180,589	558,759	(199,050)	(82,074)
Electric power generation (Nuclear)		2,156,757	7,100,995	2,138,481	7,060,951	18,276	40,044	463,968	1,402,331	767,312	2,475,746	4,957	13,911	121,876	365,627	415	400
Electric power generation (Non-nuclear)		5,837,566	17,222,045	5,565,085	16,573,405	272,481	648,640	330,871	2,048,393	761,877	2,150,298	5,343	14,869	136,083	357,520	2,154	(8,737)
Plant maintenance & engineering service		601,964	1,782,744	516,222	1,504,769	85,742	277,975	50,561	173,088	27,311	81,655	2,768	7,934	576	2,230	(2,009)	(2,286)
Others		163,387	436,725	13,105	50,288	150,282	386,437	28,278	68,753	7,591	22,831	27,000	99,799	30,362	78,907	—	—
Consolidation adjustments		(8,692,662)	(26,847,957)	(8,692,662)	(26,847,957)	—	—	(60,970)	(127,488)	(13,203)	(45,023)	(6,102)	(18,083)	(6,284)	(22,465)	—	—

	~~W~~	16,187,727	44,259,875	—	—	16,187,727	44,259,875	2,772,921	5,082,599	2,454,803	7,281,239	46,780	155,133	463,202	1,340,578	(198,490)	(92,697)

In millions of won
September 30, 2016
Segment	Total segment revenue			Intersegment reveneue		Revenue from external customers		Operating profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates and joint ventures
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	16,136,346	44,955,305	573,542	1,356,641	15,562,804	43,598,664	2,767,680	4,942,790	878,020	2,382,450	15,062	63,097	213,674	661,734	(40,219)	121,410
Electric power generation (Nuclear)		2,577,063	8,248,413	2,576,521	8,211,986	542	36,427	862,808	3,027,731	775,861	2,332,029	7,251	24,995	118,526	355,569	(470)	(1,291)
Electric power generation (Non-nuclear)		5,131,354	15,401,147	4,957,132	14,767,596	174,222	633,551	689,731	2,671,907	599,919	1,781,950	4,948	20,467	87,620	247,805	10,747	8,640
Plant maintenance & engineering service		579,585	1,769,154	490,412	1,490,912	89,173	278,242	60,952	197,209	25,262	74,710	2,471	8,207	388	1,800	(135)	888
Others		134,980	419,506	18,223	62,140	116,757	357,366	25,915	84,612	5,380	20,410	32,550	87,833	24,109	70,930	—	—
Consolidation adjustments		(8,615,830)	(25,889,275)	(8,615,830)	(25,889,275)	—	—	17,083	(190,238)	(11,220)	(32,919)	(5,914)	(15,710)	(6,617)	(18,879)	—	—

	~~W~~	15,943,498	44,904,250	—	—	15,943,498	44,904,250	4,424,169	10,734,011	2,273,222	6,558,630	56,368	188,889	437,700	1,318,959	(30,077)	129,647

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows:

In millions of won
September 30, 2017
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	104,985,375	3,962,040	5,250,268	48,770,812
Electric power generation (Nuclear)		52,502,602	17,949	1,406,086	26,822,153
Electric power generation (Non-nuclear)		47,769,459	1,456,599	2,464,241	25,643,109
Plant maintenance & engineering service		3,190,278	51,407	92,387	1,200,372
Others		8,048,055	—	440,778	3,066,102
Consolidation adjustments		(37,241,386)	—	(8,603)	(692,729)

Consolidated totals	~~W~~	179,254,383	5,487,995	9,645,157	104,809,819

In millions of won
December 31, 2016
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	105,321,129	4,121,462	6,345,004	49,854,420
Electric power generation (Nuclear)		52,782,915	15,384	1,945,610	27,366,938
Electric power generation (Non-nuclear)		47,427,642	1,320,203	3,508,313	26,205,049
Plant maintenance & engineering service		3,106,909	53,399	180,715	1,218,047
Others		7,423,132	—	365,470	2,761,262
Consolidation adjustments		(38,224,685)	—	(191,901)	(2,619,219)

Consolidated totals	~~W~~	177,837,042	5,510,448	12,153,211	104,786,497

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	September 30, 2017			September 30, 2016		September 30, 2017	December 31, 2016
Geographical unit	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Domestic	~~W~~	15,429,393	41,845,279	14,797,016	41,632,905	150,282,968	148,297,677
Overseas (*1)		758,334	2,414,596	1,146,482	3,271,345	4,651,456	4,474,699

	~~W~~	16,187,727	44,259,875	15,943,498	44,904,250	154,934,424	152,772,376

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the nine-month periods ended September 30, 2017 and 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	2,815,323	—	—	—	2,815,323
Current financial assets
Held-to-maturity investments		—	—	—	12	—	12
Derivative assets		29,909	—	—	—	26,227	56,136
Other financial assets		—	2,727,975	—	—	—	2,727,975
Trade and other receivables		—	6,889,568	—	—	—	6,889,568

		29,909	12,432,866	—	12	26,227	12,489,014

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	880,440	—	—	880,440
Held-to-maturity investments		—	—	—	3,065	—	3,065
Derivative assets		111,837	—	—	—	118,113	229,950
Other financial assets		78,107	1,209,710	—	—	—	1,287,817
Trade and other receivables		—	1,814,514	—	—	—	1,814,514

		189,944	3,024,224	880,440	3,065	118,113	4,215,786

	~~W~~	219,853	15,457,090	880,440	3,077	144,340	16,704,800

In millions of won	December 31, 2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,051,353	—	—	—	3,051,353
Current financial assets
Held-to-maturity investments		—	—	—	114	—	114
Derivative assets		79,709	—	—	—	113,574	193,283
Other financial assets		—	2,478,592	—	—	—	2,478,592
Trade and other receivables		—	7,788,876	—	—	—	7,788,876

		79,709	13,318,821	—	114	113,574	13,512,218

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,014,732	—	—	1,014,732
Held-to-maturity investments		—	—	—	3,130	—	3,130
Derivative assets		287,768	—	—	—	300,323	588,091
Other financial assets		—	1,051,541	—	—	—	1,051,541
Trade and other receivables		—	1,903,515	—	—	—	1,903,515

		287,768	2,955,056	1,014,732	3,130	300,323	4,561,009

	~~W~~	367,477	16,273,877	1,014,732	3,244	413,897	18,073,227

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	2,390,978	—	2,390,978
Debt securities		—	6,100,697	—	6,100,697
Derivative liabilities		2,289	—	—	2,289
Trade and other payables		—	4,551,984	—	4,551,984

		2,289	13,043,659	—	13,045,948

Non-current liabilities
Borrowings		—	2,171,182	—	2,171,182
Debt securities		—	44,909,085	—	44,909,085
Derivative liabilities		24,129	—	123,744	147,873
Trade and other payables		—	3,442,719	—	3,442,719

		24,129	50,522,986	123,744	50,670,859

	~~W~~	26,418	63,566,645	123,744	63,716,807

In millions of won	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,115,521	—	1,115,521
Debt securities		—	7,823,557	—	7,823,557
Derivative liabilities		3,251	—	—	3,251
Trade and other payables		—	5,585,411	—	5,585,411

		3,251	14,524,489	—	14,527,740

Non-current liabilities
Borrowings		—	1,773,891	—	1,773,891
Debt securities		—	42,926,236	—	42,926,236
Derivative liabilities		18,278	—	117,157	135,435
Trade and other payables		—	3,558,175	—	3,558,175

		18,278	48,258,302	117,157	48,393,737

	~~W~~	21,529	62,782,791	117,157	62,921,477

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won		September 30, 2017			September 30, 2016
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Cash and cash equivalents	Interest income	~~W~~	7,666	26,280	12,174	50,713
Available-for-sale financial assets	Dividends income		—	10,971	286	10,281
	Impairment loss on available-for- sale financial assets		—	(118)	(4,613)	(4,706)
	Gain (loss) on disposal of available-for-sale financial assets		56	(528)	1	1,481
Held-to-maturity investments	Interest income		20	63	25	79
Loans and receivables	Interest income		11,206	25,702	5,830	19,931
Trade and other receivables	Interest income		16,995	78,215	28,954	78,429
Short-term financial instruments	Interest income		8,440	19,420	8,404	33,861
Long-term financial instruments	Interest income		2,307	5,308	981	5,876
Financial assets at fair value through profit or loss	Interest income		145	145
	Gain (loss) on valuation of derivatives		1,620	(139,023)	(170,547)	(131,830)
	Gain (loss) on transaction of derivatives		2,356	(37,072)	(10,791)	(16,961)
	Loss on valuation of financial assets		—	(393)	—	—
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		29,674	(131,820)	(180,303)	(198,473)
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		4,342	5,075	(19,030)	1,477
	Loss on transaction of derivatives		(31,876)	(97,152)	(15,357)	(12,701)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(325,412)	(926,689)	(300,090)	(907,104)
	Loss on repayment of financial liabilities		—	(5)	—	—
	Interest expense of trade and other payables		(108,118)	(136,228)	(16,772)	(50,278)
	Interest expense of others		(29,672)	(277,661)	(120,838)	(361,577)
	Gain (loss) on foreign currency transactions and translations		(48,721)	491,801	563,203	572,521
Financial liabilities at fair value through profit or loss	Loss on valuation of derivatives		(7,625)	(9,233)	(88,968)	(89,119)
	Gain (loss) on transaction of derivatives		(15,765)	(14,511)	2,978	10,255
Derivative liabilities (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		36,569	(30,739)	(132,049)	(152,005)
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		(699)	(1,521)	13,759	46,312
	Gain (loss) on transaction of derivatives		951	932	—	(51,510)

(*)	Items are included in other comprehensive income or loss. All other income and gain listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won		September 30, 2017		December 31, 2016
Cash and cash equivalents	Escrow accounts	~~W~~	89	91
	Deposits for government project		18,387	16,457
	Collateral provided for borrowings		114,068	80,327
	Collateral provided for lawsuit		2	241
	Deposits for transmission regional support program		5,418	2,137
Short-term financial instruments	Bidding guarantees		119	118
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		33,000	33,000
Other current receivables	Deposit for lawsuit		—	16,000
Financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		78,107	—
Available-for-sale financial assets	Decommissioning costs of nuclear power plants		285,770	437,015
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		323	342
	Decommissioning costs of nuclear power plants		294,477	214,121
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,029,762	999,851

(*)	Deposits for small and medium enterprise at IBK for construction of Bitgaram Energy Valley and support for high potential businesses as of September 30, 2017.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Cash	~~W~~	214	119
Other demand deposits		959,020	1,725,785
Short-term deposits classified as cash equivalents		729,343	120,594
Short-term investments classified as cash equivalents		1,126,746	1,204,855

	~~W~~	2,815,323	3,051,353

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,296,572	(80,231)	—	6,216,341
Other receivables		721,054	(46,415)	(1,412)	673,227

		7,017,626	(126,646)	(1,412)	6,889,568

Non-current assets
Trade receivables		469,965	—	(203)	469,762
Other receivables		1,387,775	(37,511)	(5,512)	1,344,752

		1,857,740	(37,511)	(5,715)	1,814,514

	~~W~~	8,875,366	(164,157)	(7,127)	8,704,082

In millions of won	December 31, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,260,227	(71,985)	—	7,188,242
Other receivables		652,782	(50,071)	(2,077)	600,634

		7,913,009	(122,056)	(2,077)	7,788,876

Non-current assets
Trade receivables		491,509	—	—	491,509
Other receivables		1,455,860	(37,590)	(6,264)	1,412,006

		1,947,369	(37,590)	(6,264)	1,903,515

	~~W~~	9,860,378	(159,646)	(8,341)	9,692,391

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	438,610	(46,415)	—	392,195
Accrued income		47,058	—	—	47,058
Deposits		218,468	—	(1,412)	217,056
Finance lease receivables		12,481	—	—	12,481
Others		4,437	—	—	4,437

		721,054	(46,415)	(1,412)	673,227

Non-current assets
Non-trade receivables		71,132	(27,601)	—	43,531
Accrued income		1,986	—	—	1,986
Deposits		322,410	—	(5,512)	316,898
Finance lease receivables		899,289	—	—	899,289
Others		92,958	(9,910)	—	83,048

		1,387,775	(37,511)	(5,512)	1,344,752

	~~W~~	2,108,829	(83,926)	(6,924)	2,017,979

In millions of won	December 31, 2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	360,021	(50,071)	—	309,950
Accrued income		62,063	—	—	62,063
Deposits		193,720	—	(2,077)	191,643
Finance lease receivables		12,225	—	—	12,225
Others		24,753	—	—	24,753

		652,782	(50,071)	(2,077)	600,634

Non-current assets
Non-trade receivables		80,393	(26,942)	—	53,451
Accrued income		174	—	—	174
Deposits		320,935	—	(6,264)	314,671
Finance lease receivables		960,649	—	—	960,649
Others		93,709	(10,648)	—	83,061

		1,455,860	(37,590)	(6,264)	1,412,006

	~~W~~	2,108,642	(87,661)	(8,341)	2,012,640

(3)	Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Trade receivables: (not overdue, not impaired)	~~W~~	6,599,724	7,592,363

Trade receivables: (overdue, not impaired)		1,102	820

Less than 60 days		1,102	820

Trade receivables: (impairment reviewed)		165,711	158,553

60 ~ 90 days		40,909	44,277
90 ~ 120 days		9,506	18,917
120 days ~ 1 year		46,510	42,534
Over 1 year		68,786	52,825

		6,766,537	7,751,736
Less: allowance for doubtful accounts		(80,231)	(71,985)
Less: present value discount		(203)	—

	~~W~~	6,686,103	7,679,751

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant. The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(5)	Aging analysis of other receivables as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Other receivables: (not overdue, not impaired)	~~W~~	1,858,045	1,887,620

Other receivables: (overdue, not impaired)		29,877	46,887

Less than 60 days		29,877	46,887

Other receivables: (impairment reviewed)		220,907	174,135

60 ~ 90 days		14,841	7,352
90 ~ 120 days		1,710	2,160
120 days ~ 1 year		24,365	17,613
Over 1 year		179,991	147,010

		2,108,829	2,108,642
Less: allowance for doubtful accounts		(83,926)	(87,661)
Less: present value discount		(6,924)	(8,341)

	~~W~~	2,017,979	2,012,640

(6)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	71,985	87,661	51,956	91,746
Bad debt expense		17,060	405	38,719	233
Write-off		(8,169)	(2,156)	(18,939)	(928)
Reversal		(200)	—	—	(5,489)
Others		(445)	(1,984)	249	2,099

Ending balance	~~W~~	80,231	83,926	71,985	87,661

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	268,171	106	—	7,224	—	875	276,376
Unlisted (*1)		746,561	150,134	(306,109)	3,398	(118)	10,198	604,064

		1,014,732	150,240	(306,109)	10,622	(118)	11,073	880,440

Short-term Available-for-sale financial assets		—	—	—	—	—	—	—
Long-term Available-for-sale financial assets	~~W~~	1,014,732	150,240	(306,109)	10,622	(118)	11,073	880,440

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~564 million and ~~W~~1,092 million, respectively, from the sales of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the nine-month period ended September 30, 2017.

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	196,579	—	(3,398)	74,139	(9,122)	9,973	268,171
Unlisted (*1)		387,900	449,484	(1,828)	(12,346)	(77,581)	932	746,561

		584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

Short-term Available-for-sale financial assets		—	—	—	—	—	—	—
Long-term Available-for-sale financial assets	~~W~~	584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~1,482 million and ~~W~~9 million, respectively, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc., Nexolon Co., Ltd. and SsangYong E&C Co., Ltd. and from the partial sales of IBK-AUCTUS Green Growth Private Equity Firm, Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and Korea investment – Hanwha KT Master Lease Private Special Investment Trust for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	166,635	166,635
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	200	200
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	9	9
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	70	70
PAN ocean Co., Ltd.	1,492	0.00%		14	9	9
Dongbu Corporation (*6)	955	0.02%		12	12	12
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,749	0.14%		191	294	294
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	74,284	74,284
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,156	3,156
Baralaba Coal Company Limited	99,763	0.07%		18,445	23	23
Denison Mines Corp.	58,284,000	10.77%		84,134	31,171	31,171
Fission 3.0	300,000	0.15%		—	17	17
Fission Uranium Corp.	800,000	0.17%		785	472	472

				365,891	276,376	276,376

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,242,437,289	7.46%		2,242	2,242	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,211,700,676	5.00%		4,348	4,348	—
Construction Guarantee (*2)	571	0.02%		601	824	824
Plant & Mechanical Contractors Financial Cooperative of Korea	97	0.02%		81	81	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.11%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	1,000	0.04%		216	216	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	121	0.02%		26	26	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Korea investment – Investment Pool for Public funds 10 (*5)	—	0.00%		52,027	52,019	52,019
Samsung investment – Investment Pool for Public funds 2 (*5)	—	0.00%		52,060	52,034	52,034
Samsung investment – Investment Pool for Public funds 1 (*5)	—	0.00%		53,220	53,686	53,686
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	0.00%		26,586	27,209	27,209
Repo A1 ABCP 2 (*5)	—	0.00%		50,000	50,524	50,524
Royal-class Repo plus A1 ABCP (*5)	—	0.00%		50,000	50,297	50,297
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	September 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Dae Kwang Semiconductor Co., Ltd.	589	0.07%	~~W~~	6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	September 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Woojin Industry Corporation	3	0.00%	~~W~~	16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co.,Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co.,Ltd.	133,333	4.83%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
OCO Co.,Ltd.	123	0.37%		11	11	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—
Teakwang Tech Co., Ltd.	2,460	0.11%		12	12	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	105	0.09%		23	23	—
AceInti Agricultiral Co., Ltd.	13	0.01%		4	4	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	September 30, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
KyungDong Co., Ltd.	130	0.01%	~~W~~	1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
DongKwang SD, Inc.	524	0.23%		13	13	—
Dong Yang Metal Co., Ltd.	2,951	1.97%		14	14	—
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	—
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	—
ShinShin Co., Ltd	339	1.12%		17	17	—
Kitorang Co., Ltd.	165	0.24%		49	49	—
Sung Kwang Co., Ltd.	23	0.37%		6	6	—
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	—
Shinheung petrol. Co. Ltd.	699	0.14%		7	7	—
Force TEC Co., Ltd.	3,501	0.02%		18	18	—
Haisung Industrial Systems Co., Ltd.	10,751	0.24%		54	54	—
Samsung Tech Co., Ltd.	486	1.28%		97	97	—
Tae Hyung Co., Ltd.	28	0.43%		20	20	—
Samyangplant Co., Ltd.	323	0.60%		16	16	—
Younil Metal Co., Ltd.	30	0.15%		15	15	—
Myungjin Tech Co., Ltd.	20	0.54%		4	4	—
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	—
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	—
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	—
CJ Paradise Co.,Ltd	24	0.02%		12	12	—
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
Jungdo Aluminm Co.,Ltd.	8,527	0.35%		128	128	—
Ilheung Metal Co, Ltd.	280	0.83%		28	28	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	—
Ptotronics Co., Ltd.	151	0.07%		2	2	—
Areva nc Expansion	1,077,124	13.49%		288,443	104,997	104,997
Navanakorn Electric Co., Ltd. (*3)	8,885,600	26.93%		17,216	17,563	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,572	—

				887,782	604,064	561,760

			~~W~~	1,253,673	880,440	838,136

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the nine-month period ended September 30, 2017.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows, continued:

(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the nine-month period ended September 30, 2017.
(*5)	As of September 30, 2017, the Company invested in ~~W~~285,769 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.
(*6)	The number of shares owned has changed due to the stock merge (9:7) during the nine-month period ended September 30, 2017.

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	154,183	154,183
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	304	304
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	21	21
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	74	74
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation	1,229	0.02%		12	12	12
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	73,061	73,061
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,385	3,385
Baralaba Coal Company Limited (*6)	99,763	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	10.93%		84,134	36,504	36,504
Fission 3.0	300,000	0.17%		—	16	16
Fission Uranium Corp.	800,000	0.17%		785	459	459

				365,773	268,171	268,171

Unlisted (*1)
K&C - Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,256,096,329	5.00%		4,389	4,389	—
Construction Guarantee (*2)	571	0.02%		601	819	819
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.39%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Korea investment – Investment Pool for Public funds 10 (*5)	—	—		142,470	141,315	141,315
Samsung investment – Investment Pool for Public funds 2 (*5)	—	—		213,710	211,920	211,920
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—		53,220	53,212	53,212

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	—	~~W~~	30,560	30,568	30,568
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Yuil Industrial Electronics Co., Ltd.	804	0.32%	~~W~~	16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co.,Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co.,Ltd.	133,333	5.55%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
OCO Co.,Ltd.	123	0.37%		11	11	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—
Teakwang Tech Co., Ltd.	2,460	0.11%		12	12	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	93	0.09%		21	21	—
AceInti Agricultiral Co., Ltd.	3	0.00%		1	1	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
KyungDong Co., Ltd.	130	0.01%	~~W~~	1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
Areva nc Expansion	1,077,124	13.49%		288,443	98,472	98,472
Navanakorn Electric Co., Ltd. (*3)	8,885,600	26.93%		17,216	18,509	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,709	—

				1,040,553	746,561	706,476

			~~W~~	1,406,326	1,014,732	974,647

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*5)	As of December 31, 2016, the Company invested in ~~W~~437,015 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.
(*6)	The number of shares owned has changed due to the stock merge (500:1) during the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

10.	Held-to-maturity Investments

Held-to-maturity investments as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,244	94	(261)	—	3,077

	~~W~~	3,244	94	(261)	—	3,077

Current	~~W~~	114	—	(105)	3	12
Non-current		3,130	94	(156)	(3)	3,065

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,623	149	(528)	—	3,244

	~~W~~	3,623	149	(528)	—	3,244

Current	~~W~~	380	—	(380)	114	114
Non-current		3,243	149	(148)	(114)	3,130

11.	Derivatives

(1)	Derivatives as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	1,884	18,974	8,370	32,806
Currency swap		45,434	207,290	184,913	540,057
Interest rate swap		—	1,981	—	4,705
Others (*1)		8,818	1,705	—	10,523

	~~W~~	56,136	229,950	193,283	588,091

Derivative liabilities
Currency forward	~~W~~	58	—	1,153	34
Currency swap		—	80,147	—	56,612
Interest rate swap		2,231	67,726	2,098	78,789

	~~W~~	2,289	147,873	3,251	135,435

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd, a related party of the Company, and the fair value of the option is recorded in ‘Others’ (refer to note 17).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive
KEB Hana Bank	2014.04.10	2021.07.12		55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000	1,046.00
Nova Scotia	2017.08.25	2017.10.10		1,384	USD	1,227	1,128.20
Nova Scotia	2017.08.31	2017.10.13		3,157	USD	2,802	1,126.50
Nova Scotia	2017.08.31	2017.10.17		3,370	USD	3,000	1,123.45
Standard Chartered	2017.09.07	2017.10.18		11,284	USD	10,000	1,128.35
Morgan Stanley	2017.09.08	2017.10.23		11,272	USD	10,000	1,127.20
Morgan Stanley	2017.09.08	2017.10.25		11,260	USD	10,000	1,126.03
Kookmin bank	2017.09.15	2017.10.26		11,320	USD	10,000	1,132.00
Credit Agricole	2017.09.20	2017.10.27		11,273	USD	10,000	1,127.25
KEB Hana Bank	2017.09.25	2017.10.30		4,518	USD	4,000	1,129.55
KEB Hana Bank	2017.09.27	2017.10.30		6,834	USD	6,000	1,138.98
Mizuho Bank	2017.09.28	2017.10.31		11,485	USD	10,000	1,148.50
CCB	2017.09.28	2017.11.01		11,485	USD	10,000	1,148.53
Nova Scotia	2017.09.29	2017.11.03		11,457	USD	10,000	1,145.65
Credit Suisse	2017.09.29	2017.11.06		11,455	USD	10,000	1,145.45
Nova Scotia	2017.09.07	2017.10.11		11,295	USD	10,000	1,129.45
Societe Generale	2017.09.07	2017.10.11		12,424	USD	11,000	1,129.45
CCB	2017.09.07	2017.10.11		11,295	USD	10,000	1,129.45
KEB Hana Bank	2017.09.14	2017.10.11		8,493	USD	7,500	1,132.35
Korea Development Bank	2017.09.15	2017.10.13		12,467	USD	11,000	1,133.33
Woori Bank	2017.09.19	2017.10.13		4,520	USD	4,000	1,129.97
KEB Hana Bank	2017.09.20	2017.10.16		11,290	USD	10,000	1,129.02
Societe Generale	2017.09.21	2017.10.16		12,460	USD	11,000	1,132.69
BTMU	2017.09.21	2017.10.16		12,460	USD	11,000	1,132.70
KEB Hana Bank	2017.09.26	2017.10.23		3,408	USD	3,000	1,136.10
CCB	2017.09.28	2017.10.23		11,467	USD	10,000	1,146.68
Credit Agricole	2017.09.28	2017.10.23		11,467	USD	10,000	1,146.67
Woori Bank	2017.09.28	2017.10.23		11,467	USD	10,000	1,146.67
ING Bank	2017.09.28	2017.10.30		11,466	USD	10,000	1,146.55
Korea Development Bank	2017.09.28	2017.10.30		11,465	USD	10,000	1,146.50
Societe Generale	2017.09.28	2017.10.30		11,466	USD	10,000	1,146.62
Mizuho Bank	2017.09.28	2017.11.10		8,025	USD	7,000	1,146.42
Mizuho Bank	2017.09.29	2017.11.13		6,870	USD	6,000	1,145.05
Nova Scotia	2017.09.29	2017.11.13		6,868	USD	6,000	1,144.70
BNP Paribas	2017.09.29	2017.11.13		9,162	USD	8,000	1,145.26
Mizuho Bank	2017.09.18	2017.10.11		17,477	USD	15,500	1,127.57
Standard Chartered	2017.09.25	2017.10.11		11,293	USD	10,000	1,129.29
Credit Agricole	2017.09.27	2017.10.11		3,987	USD	3,500	1,139.01
Standard Chartered	2017.09.28	2017.10.16		12,616	USD	11,000	1,146.89
Nova Scotia	2017.09.29	2017.10.23		14,320	USD	12,500	1,145.60
Standard Chartered	2017.05.30	2017.11.15		2,244	USD	2,000	1,121.90
Standard Chartered	2017.02.02	2017.11.15		3,436	USD	3,000	1,145.20
Societe Generale	2017.07.04	2017.11.15		3,438	USD	3,000	1,146.14
Societe Generale	2017.07.04	2017.12.15	USD	4,500		5,162	1,147.00
Nova Scotia	2017.08.28	2017.11.30		7	USD	6	1,124.50
Societe Generale	2017.09.18	2017.12.20		870	USD	773	1,125.90
Nova Scotia	2017.09.18	2017.12.20		1,147	USD	1,019	1,125.50
Nomura	2017.09.18	2017.12.20		5,630	USD	5,000	1,125.90
Nomura	2017.08.24	2017.11.28		905	USD	803	1,127.70
Nomura	2017.06.22	2017.12.26		83	USD	73	1,138.60
BTMU	2017.07.12	2017.10.16		4,871	USD	4,256	1,144.40
Nomura	2017.07.10	2018.01.12		5,733	USD	5,000	1,146.50
KEB Hana Bank	2017.09.28	2017.10.27	JPY	140,000		1,422	10.15

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

11.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year		Contract amount			Contract interest rate		Contract exchange rate
			Pay	Receive		Pay	Receive
Deutsche Bank	2013~2018	~~W~~	110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018		103,580	JPY	10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029		102,470	USD	100,000	3.14%	3.57%	1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD	100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018		107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
HSBC	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Korea Development Bank	2016~2019		105,260	USD	100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%	1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%	1,116.10
KEB Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%	1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%	1,116.10

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of September 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract year		Contract amount				Contract interest rate		Contract exchange rate
			Pay		Receive		Pay	Receive
Citibank	2013~2018	~~W~~		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018			54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018			111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020			99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020			100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020			126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
Korea Development Bank	2017~2020			114,580	USD	100,000	1.75%	2.38%	1,145.80
KEB Hana Bank	2017~2020			114,580	USD	100,000	1.75%	2.38%	1,145.80
Export-import bank of Korea	2017~2020			114,580	USD	100,000	1.75%	2.38%	1,145.80
JP Morgan	2014~2019			107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Morgan Stanley	2014~2019			107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Deutsche Bank	2014~2019			107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Korea Development Bank	2016~2021			121,000	USD	100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021			121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
BNP Paribas	2016~2021			121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
Credit Agricole	2013~2019			118,343	CHF	100,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2019			59,172	CHF	50,000	3.40%	1.63%	1,183.43
Nomura	2013~2019			59,172	CHF	50,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2018			107,360	USD	100,000	3.27%	2.88%	1,073.60
Credit Agricole	2013~2018			107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018			161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018			161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019			104,490	USD	100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019			104,490	USD	100,000	2.77%	2.63%	1,044.90
Morgan Stanley	2014~2019			104,490	USD	100,000	2.70%	2.63%	1,044.90
Standard Chartered	2013~2018			81,187	USD	75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018			81,187	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018			81,187	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018			81,187	USD	75,000	2.65%	1.88%	1,082.50
Societe Generale	2013~2018			106,190	USD	100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018			53,095	USD	50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018			53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018			106,030	USD	100,000	3.48%	2.63%	1,060.30
BNP Paribas	2013~2018			53,015	USD	50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018			31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018			21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018			53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018			53,015	USD	50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020			110,680	USD	100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020			55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020			55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020			55,340	USD	50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020			55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020			55,340	USD	50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020			55,340	USD	50,000	2.21%	2.50%	1,106.80
BNP Paribas	2014~2020			55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020			55,340	USD	50,000	2.21%	2.50%	1,106.80
KEB Hana Bank	2017~2022			226,600	USD	200,000	1.94%	2.63%	1,133.00
Korea Development Bank	2017~2022			113,300	USD	100,000	1.94%	2.63%	1,133.00
Nomura	2017~2022			113,300	USD	100,000	1.95%	2.63%	1,133.00
Woori Bank	2017~2022			56,650	USD	50,000	1.95%	2.63%	1,133.00
Kookmin bank	2017~2022			56,650	USD	50,000	1.95%	2.63%	1,133.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

11.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of September 30, 2017 are as follows:

In millions of won		Contract amount		Contract interest rate per annum
Counterparty	Contract year			Pay	Receive
JP Morgan	2013~2018	~~W~~	150,000	3.58%	3M CD + 0.31%
Credit Suisse	2014~2018		50,000	2.98%	1Y CMT + 0.31%
KEB Hana Bank	2017~2022		100,000	2.01%	3M CD + 0.24%
KEB Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
Export-import bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of September 30, 2017 are as follows:

In thousands of U.S. dollars		Contract amount		Contract interest rate per annum
Counterparty	Contract year			Pay	Receive
BNP Paribas	2009~2027	USD	92,120	4.16%	6M USD Libor
KFW	2009~2027	USD	92,120	4.16%	6M USD Libor
Credit Agricole	2016~2033	USD	97,928	3.98% ~ 4.10%	6M USD Libor
SMBC	2016~2033	USD	128,060	4.05% ~ 4.18%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

11.	Derivatives, Continued

(7)	Gains and losses on valuation and transaction of derivatives for the three and nine-month periods ended September 30, 2017 and 2016 are as follows and included in finance income and costs in the consolidated statements of comprehensive income:

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	September 30, 2017			September 30, 2016		September 30, 2017		September 30, 2016		September 30, 2017		September 30, 2016
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Currency forward	~~W~~	76	(10,628)	(28,248)	(29,173)	2,047	(15,123)	(8,167)	(7,830)	—	—	—	—
Currency swap		58,693	(306,125)	(545,822)	(547,960)	(48,299)	(129,820)	(17,453)	(67,294)	2,859	2,770	(5,271)	47,806
Interest rate swap		1,469	5,938	2,203	5,706	1,918	(2,860)	2,450	4,207	784	784	—	(17)

	~~W~~	60,238	(310,815)	(571,867)	(571,427)	(44,334)	(147,803)	(23,170)	(70,917)	3,643	3,554	(5,271)	47,789

(*)	For the nine-month period ended September 30, 2017, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~2,376 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

12.	Other Financial Assets

(1)	Other financial assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	244,819	748,234	198,133	683,353
Allowance for doubtful accounts		—	(6,765)	—	(4,532)
Present value discount		(1,156)	(41,938)	(1,001)	(41,746)
Long-term/short-term financial instruments		2,484,312	510,179	2,281,460	414,466
Financial assets at fair value through profit or loss		—	78,107	—	—

	~~W~~	2,727,975	1,287,817	2,478,592	1,051,541

(2)	Loans and receivables as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	34,204	—	(1,156)	33,048
Loans for housing		13,284	—	—	13,284
Fisheries loan		352	—	—	352
Other loans		196,979	—	—	196,979

		244,819	—	(1,156)	243,663

Long-term loans and receivables
Loans for tuition		422,234	—	(41,828)	380,406
Loans for housing		135,658	—	—	135,658
Loans for related parties		129,103	(6,765)	—	122,338
Fisheries loan		960	—	(110)	850
Other loans		60,279	—	—	60,279

		748,234	(6,765)	(41,938)	699,531

	~~W~~	993,053	(6,765)	(43,094)	943,194

In millions of won	December 31, 2016
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	29,028	—	(1,001)	28,027
Loans for housing		12,556	—	—	12,556
Fisheries loan		352	—	—	352
Other loans		156,197	—	—	156,197

		198,133	—	(1,001)	197,132

Long-term loans and receivables
Loans for tuition		404,200	—	(41,593)	362,607
Loans for housing		125,850	—	—	125,850
Loans for related parties		91,249	(4,532)	—	86,717
Fisheries loan		1,312	—	(153)	1,159
Other loans		60,742	—	—	60,742

		683,353	(4,532)	(41,746)	637,075

	~~W~~	881,486	(4,532)	(42,747)	834,207

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

12.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Beginning balance	~~W~~	4,532	—
Bad debt expense		—	4,352
Other		2,233	180

Ending balance	~~W~~	6,765	4,532

(4)	Long-term and short-term financial instruments as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,579,306	2	1,820,391	30,000
ABCP		603,928	70,600	351,800	132,600
CP		183,056	9,751	16,000	—
CD		—	—	60,443	—
RP		73,000	4,278	—	1,521
Others		45,022	425,548	32,826	250,345

	~~W~~	2,484,312	510,179	2,281,460	414,466

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

13.	Inventories

Inventories as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,446,191	(794)	3,445,397
Merchandise		8,143	—	8,143
Work-in-progress		147,208	—	147,208
Finished goods		85,595	—	85,595
Supplies		1,608,540	(4,147)	1,604,393
Inventories in transit		756,640	—	756,640
Other inventories		10,493	—	10,493

	~~W~~	6,062,810	(4,941)	6,057,869

In millions of won	December 31, 2016
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,182,711	(1,323)	3,181,388
Merchandise		20	—	20
Work-in-progress		118,640	—	118,640
Finished goods		57,659	—	57,659
Supplies		1,289,160	(4,553)	1,284,607
Inventories in transit		827,437	—	827,437
Other inventories		9,692	—	9,692

	~~W~~	5,485,319	(5,876)	5,479,443

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales was ~~W~~3,383 million and ~~W~~2,473 million for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016, respectively. The amounts of loss from inventory valuation included in other gains or losses for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 were ~~W~~2,448 million and ~~W~~2,683 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of September 30, 2017 and December 31, 2016 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	September 30, 2017			December 31, 2016
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	52,896	12,481	55,708	12,225
1 ~ 5 years		406,083	211,039	423,152	214,176
More than 5 years		1,528,149	688,250	1,690,492	746,473

	~~W~~	1,987,128	911,770	2,169,352	972,874

(3)	There are no impaired finance lease receivables as of September 30, 2017 and December 31, 2016.

15.	Non-Financial Assets

Non-financial assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	184,799	50,988	93,279	71,238
Prepaid expenses		252,450	80,826	228,142	78,066
Others (*)		230,765	18,205	310,439	32,485

	~~W~~	668,014	150,019	631,860	181,789

(*)	Details of others as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Tax refund receivables	~~W~~	24,744	2,076	30,959	2,188
Greenhouse gas emissions rights		85,030	—	145,105	—
Others		120,991	16,129	134,375	30,297

	~~W~~	230,765	18,205	310,439	32,485

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2017 and December 31, 2016 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	September 30, 2017	December 31, 2016
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2017 and December 31, 2016 are as follows, Continued :

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	September 30, 2017	December 31, 2016
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWP RC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.95%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Recycling fly ashes	KOREA	86.22%	46.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.75%	99.75%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	—
KEPCO Alamosa LLC	Holding company	USA	50.10%	—
Cogentrix Solar Services, LLC	Holding company	USA	50.10%	—
Solar Investments I, LLC	Holding company	USA	50.10%	—
Cogentrix of Alamosa, LLC	Power generation	USA	50.10%	—
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	—
Mangilao Investment LLC	Holding company	USA	70.00%	—
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2017 and December 31, 2016 are as follows, continued :

(*4)	The effective percentage of ownership has increased to 86.22% since Long Lasting Value exercised the put option to sell its investment to KOSEP during the period ended September 30, 2017.
(*5)	The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(2)	Subsidiaries included in and excluded from consolidation for the nine-month period ended September 30, 2017 are as follows:

<Subsidiaries included in consolidation during the nine-month period ended September 30, 2017>

Subsidiary	Reason
KEPCO US Inc.	Newly established
KEPCO Alamosa LLC	Newly established
Cogentrix Solar Services, LLC	Newly established
Solar Investments I, LLC	Newly established
Cogentrix of Alamosa, LLC	Newly established
KEPCO-LG CNS Mangilao Holdings LLC	Newly established
Mangilao Investment LLC	Newly established
KEPCO-LG CNS Mangilao Solar, LLC	Newly established

There are no subsidiaries excluded from consolidation during the nine-month period ended September 30, 2017.

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows:

In millions of won
September 30, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	52,502,602	26,822,153	7,100,994	846,944
Korea South-East Power Co., Ltd.		9,645,319	4,464,822	3,997,366	316,461
Korea Midland Power Co., Ltd.		9,646,828	5,851,755	3,082,638	208,054
Korea Western Power Co., Ltd.		10,095,645	5,979,975	3,216,523	247,047
Korea Southern Power Co., Ltd.		9,708,663	5,408,376	3,351,301	192,906
Korea East-West Power Co., Ltd.		8,673,004	3,938,182	3,574,217	350,164
KEPCO Engineering & Construction Company, Inc.		732,691	302,050	320,783	8,054
KEPCO Plant Service & Engineering Co., Ltd.		1,169,725	309,413	889,980	104,865
KEPCO Nuclear Fuel Co., Ltd.		756,553	381,025	178,158	12,366
KEPCO KDN Co., Ltd.		530,384	207,883	393,823	15,746
Garolim Tidal Power Plant Co., Ltd.		620	345	—	(11)
KEPCO International HongKong Ltd.		167,832	4,370	—	3,560
KEPCO International Philippines Inc.		124,054	694	—	39,764
KEPCO Gansu International Ltd.		12,384	528	—	(26)
KEPCO Philippines Holdings Inc.		139,794	2	—	24,299
KEPCO Philippines Corporation		7,089	2,704	—	(10)
KEPCO Ilijan Corporation		505,429	53,848	82,501	57,970
KEPCO Lebanon SARL		1,121	9,949	—	(245)
KEPCO Neimenggu International Ltd.		176,860	—	—	(230)
KEPCO Shanxi International Ltd.		534,111	205,449	—	6,372
KOMIPO Global Pte Ltd.		217,817	1,434	—	8,007
KEPCO Canada Energy Ltd.		205	37	—	(14)
KEPCO Netherlands B.V.		114,472	89	—	8,938

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOREA Imouraren Uranium Investment Corp.	~~W~~	165,516	133	—	1,652
KEPCO Australia Pty., Ltd.		502,788	24	—	(115)
KOSEP Australia Pty., Ltd.		40,482	4,548	8,185	762
KOMIPO Australia Pty., Ltd.		35,977	5,683	8,185	2,561
KOWEPO Australia Pty., Ltd.		30,995	5,684	8,185	3,662
KOSPO Australia Pty., Ltd.		34,498	4,549	8,185	(125)
KEPCO Middle East Holding Company		101,779	95,779	—	3,608
Qatrana Electric Power Company		500,396	369,323	14,239	16,863
KHNP Canada Energy, Ltd.		46,850	55	—	(105)
KEPCO Bylong Australia Pty., Ltd.		251,948	288,054	—	22,162
Korea Waterbury Uranium Limited Partnership		20,890	154	—	(37)
Korea Electric Power Nigeria Ltd.		426	195	1,740	94
KEPCO Holdings de Mexico		251	29	—	(35)
KST Electric Power Company		590,750	521,064	96,180	13,181
KEPCO Energy Service Company		2,311	151	4,857	1,561
KEPCO Netherlands S3 B.V.		54,459	83	—	1,651
PT. KOMIPO Pembangkitan Jawa Bali		18,045	4,405	16,600	8,396
PT. Cirebon Power Service		3,652	1,121	5,538	289
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		25,546	15,019	4,973	257
EWP Philippines Corporation		1,795	877	—	(16)
EWP America Inc. (*1)		88,108	72,794	17,415	(7,931)
KNF Canada Energy Limited		1,995	28	—	(30)
PT KEPCO Resource Indonesia		621	—	—	(219)
EWP Barbados 1 SRL		252,428	479	—	(1,797)
Gyeonggi Green Energy Co., Ltd.		280,180	201,228	64,876	(1,095)
PT. Tanggamus Electric Power		182,637	165,568	27,332	1,246
Gyeongju Wind Power Co., Ltd.		104,988	76,379	4,799	853
KOMIPO America Inc.		11,483	557	—	2,323
KOSEP USA, INC.		100	37,563	—	(578)
PT. EWP Indonesia		348	2	—	923
KEPCO Netherlands J3 B.V.		118,899	107	—	(71)
Korea Offshore Wind Power Co., Ltd.		134,475	72	—	(3,878)
Global One Pioneer B.V.		149	76	—	(61)
Global Energy Pioneer B.V.		319	78	—	(64)
Mira Power Limited		221,237	172,166	—	(705)
KOSEP Material Co., Ltd.		1,692	746	3,704	44
Commerce and Industry Energy Co., Ltd.		100,413	87,623	23,251	674
KEPCO Singapore Holdings Pte., Ltd.		3,495	5	—	(24)
KOWEPO India Private Limited		864	—	—	—
KEPCO KPS Philippines Corp.		7,409	469	6,151	766
KOSPO Chile SpA		134,428	49,945	—	(1,246)
PT. KOWEPO Sumsel Operation And Maintenance Services		1,955	102	5,801	1,374
HeeMang Sunlight Power Co., Ltd.		6,941	3,428	80	(197)
Fujeij Wind Power Company		67,936	66,830	—	(427)
KOSPO Youngnam Power Co.,Ltd.		395,011	316,865	—	(543)
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		2,999	—	—	9
Chitose Solar Power Plant LLC		137,275	121,362	4,054	4,486
KEPCO Energy Solution Co. Ltd.		301,693	732	2,194	1,261
Solar School Plant Co., Ltd.		201,819	1,030	36	779
KOSPO Power Services Limitada		6,236	2,303	8,101	821

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Energy New Industry Specialized Investment Private Investment Trust	~~W~~	502,900	1,504	—	154
KOEN Bylong Pty., Ltd.		6,332	—	—	—
KOMIPO Bylong Pty., Ltd.		6,332	—	—	—
KOWEPO Bylong Pty., Ltd.		6,332	—	—	—
KOSPO Bylong Pty., Ltd.		6,332	—	—	—
EWP Bylong Pty., Ltd.		6,332	—	—	—
KOWEPO Lao International		3,062	1,648	2,661	1,380
KEPCO US Inc.		19,854	—	—	—
KEPCO Alamosa LLC		39,211	482	—	61
Cogentrix Solar Services, LLC (*2)		96,924	59,657	6,904	109
KEPCO-LG CNS Mangilao Holdings LLC		25,827	25,827	—	—
Mangilao Investment LLC		25,827	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		25,689	141	—	(277)

(*1)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWP RC Biomass Holdings, LLC.
(*2)	Financial information of Cogentrix Solar Services, LLC includes that of two other subsidiaries, Solar Investments I, LLC and Cogentrix of Alamosa, LLC.

In millions of won
December 31, 2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	52,782,915	27,366,938	11,168,579	2,454,810
Korea South-East Power Co., Ltd.		9,773,778	4,794,330	5,093,598	531,061
Korea Midland Power Co., Ltd.		9,066,666	5,416,336	3,719,981	400,696
Korea Western Power Co., Ltd.		9,810,714	5,866,916	4,169,712	401,936
Korea Southern Power Co., Ltd.		9,806,023	5,637,950	4,200,035	426,337
Korea East-West Power Co., Ltd.		8,967,951	4,488,911	4,210,898	467,603
KEPCO Engineering & Construction Company, Inc.		786,596	364,676	506,012	17,796
KEPCO Plant Service & Engineering Co., Ltd.		1,086,421	301,490	1,214,304	86,657
KEPCO Nuclear Fuel Co., Ltd.		713,230	346,012	309,911	33,115
KEPCO KDN Co., Ltd.		519,901	205,869	588,160	43,127
Garolim Tidal Power Plant Co., Ltd.		632	346	—	-24
KEPCO International HongKong Ltd.		173,138	41	—	4,532
KEPCO International Philippines Inc.		114,141	1,468	—	56,783
KEPCO Gansu International Ltd.		17,928	557	—	(18)
KEPCO Philippines Holdings Inc.		125,100	27	—	13,517
KEPCO Philippines Corporation		13,704	8,949	—	(8,717)
KEPCO Ilijan Corporation		558,030	58,449	116,667	51,552
KEPCO Lebanon SARL		1,458	10,312	—	810
KEPCO Neimenggu International Ltd.		186,636	—	—	7,082
KEPCO Shanxi International Ltd.		549,189	218,047	—	5,812
KOMIPO Global Pte Ltd.		223,082	1,095	—	36,764
KEPCO Canada Energy Ltd.		202	24	—	(27,216)
KEPCO Netherlands B.V.		128,014	35	—	224
KOREA Imouraren Uranium Investment Corp.		154,302	764	—	(68,417)
KEPCO Australia Pty., Ltd.		503,657	1,545	3,670	(19,006)
KOSEP Australia Pty., Ltd.		25,174	521	5,357	4,028

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOMIPO Australia Pty., Ltd.	~~W~~	25,413	10	5,388	4,023
KOWEPO Australia Pty., Ltd.		25,550	10	5,357	4,012
KOSPO Australia Pty., Ltd.		25,625	10	5,357	4,033
KEPCO Middle East Holding Company		128,846	125,008	—	6,840
Qatrana Electric Power Company		546,123	417,800	18,866	19,601
KHNP Canada Energy, Ltd.		54,374	46	—	(6,304)
KEPCO Bylong Australia Pty., Ltd.		220,721	277,358	—	(2,357)
Korea Waterbury Uranium Limited Partnership		20,882	149	—	2,348
Korea Electric Power Nigeria Ltd.		696	493	9,794	35
KEPCO Holdings de Mexico		262	19	—	251
KST Electric Power Company		596,823	539,459	146,295	17,322
KEPCO Energy Service Company		1,309	310	5,337	580
KEPCO Netherlands S3 B.V.		55,609	54	—	3,731
PT. KOMIPO Pembangkitan Jawa Bali		16,246	4,549	21,632	8,989
PT. Cirebon Power Service		3,456	1,228	7,463	301
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,524	687	7,321	317
EWP Philippines Corporation		1,966	955	—	(41)
EWP America Inc. (*)		104,809	80,252	33,616	(8,704)
KNF Canada Energy Limited		1,967	20	—	(46)
PT KEPCO Resource Indonesia		913	18	—	(341)
EWP Barbados 1 SRL		267,859	425	1,656	(902)
Gyeonggi Green Energy Co., Ltd.		301,126	221,078	108,557	19,211
PT. Tanggamus Electric Power		184,861	167,641	40,903	2,041
Gyeongju Wind Power Co., Ltd.		76,569	49,293	6,413	1,269
KOMIPO America Inc.		11,518	2,432	—	(2,240)
KOSEP USA, INC.		159	39,028	3,791	(72,817)
PT. EWP Indonesia		2,154	50	—	1,088
KEPCO Netherlands J3 B.V.		125,337	68	—	12,433
Korea Offshore Wind Power Co., Ltd.		37,826	2,048	—	(4,960)
Global One Pioneer B.V.		161	22	—	(54)
Global Energy Pioneer B.V.		338	22	—	(59)
Mira Power Limited		178,141	133,730	—	(954)
KOSEP Material Co., Ltd.		2,398	1,497	3,232	(901)
Commerce and Industry Energy Co., Ltd.		99,432	87,316	28,375	(536)
KEPCO Singapore Holdings Pte., Ltd.		2,568	13	—	(33)
KOWEPO India Private Limited		879	—	—	1
KEPCO KPS Philippines Corp.		7,897	1,213	12,843	2,060
KOSPO Chile SpA		6,656	4,787	—	125
PT. KOWEPO Sumsel Operation and Maintenance Services		1,439	700	6,165	(96)
HeeMang Sunlight Power Co., Ltd.		7,102	3,391	12	(308)
Fujeij Wind Power Company		47,935	46,636	—	(873)
KOSPO Youngnam Power Co.,Ltd.		284,368	205,680	—	(931)
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		3,002	—	—	9
Chitose Solar Power Plant LLC		49,728	38,806	—	(811)
KEPCO Energy Solution Co. Ltd.		299,933	233	—	(300)
Solar School Plant Co., Ltd.		200,268	259	1	9
KOSPO Power Services Limitada		4,385	1,262	7,300	2,963
Energy New Industry Specialized Investment Private Investment Trust		501,275	33	—	(7)
KOEN Bylong Pty., Ltd.		6,135	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOMIPO Bylong Pty., Ltd.	~~W~~	6,135	—	—	—
KOWEPO Bylong Pty., Ltd.		6,135	—	—	—
KOSPO Bylong Pty., Ltd.		6,135	—	—	—
EWP Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Lao International		218	181	—	(108)

(*)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EW PRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won
September 30, 2017
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	166,030	597,709	224,923	1,282,804	2,271,466
Non-current assets		339,399	572,016	507,768	2,620,764	4,039,947
Current liabilities		(17,231)	(241,997)	(186,774)	(398,476)	(844,478)
Non-current liabilities		(36,617)	(67,416)	(115,276)	(2,051,576)	(2,270,885)
Net assets		451,581	860,312	430,641	1,453,516	3,196,050
Book value of non-controlling interest		221,275	421,553	146,073	713,934	1,502,835
Sales		82,501	889,980	320,783	458,784	1,752,048
Profit for the period		57,970	104,865	8,054	59,720	230,609
Profit for the period attributable to non-controlling interest		28,405	51,384	2,732	16,365	98,886
Cash flows from operating activities		85,117	117,428	72,405	84,437	359,387
Cash flows from investing activities		(1,310)	(189,339)	(6,042)	(253,127)	(449,818)
Cash flows from financing activities before dividends to non-controlling interest		(38,256)	(15,606)	(64,565)	174,340	55,913
Dividends to non-controlling interest		(41,451)	(14,994)	(1,419)	(15,676)	(73,540)
Effect of exchange rate fluctuation		(2,730)	17	24	(11,435)	(14,124)
Net increase (decrease) of cash and cash equivalents		1,370	(102,494)	403	(21,461)	(122,182)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows: continued

In millions of won
December 31, 2016
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	154,758	553,924	270,553	1,211,510	2,190,745
Non-current assets		403,272	532,497	516,043	2,379,882	3,831,694
Current liabilities		(19,256)	(264,506)	(286,444)	(297,510)	(867,716)
Non-current liabilities		(39,193)	(36,984)	(78,232)	(1,919,924)	(2,074,333)
Net assets		499,581	784,931	421,920	1,373,958	3,080,390
Book value of non-controlling interest		244,794	384,616	143,115	684,093	1,456,618
Sales		116,667	1,214,304	506,012	674,461	2,511,444
Profit for the period		51,552	86,657	17,796	102,170	258,175
Profit for the period attributable to non-controlling interest		25,260	42,462	6,036	26,709	100,467
Cash flows from operating activities		102,546	121,240	18,748	84,086	326,620
Cash flows from investing activities		(117)	79,807	(7,556)	(367,674)	(295,540)
Cash flows from financing activities before dividends to non-controlling interest		(56,863)	(39,911)	(1,634)	877,863	779,455
Dividends to non-controlling interest		(55,705)	(36,139)	(2,539)	(22,054)	(116,437)
Effect of exchange rate fluctuation		1,529	127	(854)	7,216	8,018
Net increase (decrease) of cash and cash equivalents		(8,610)	125,124	6,165	579,437	702,116

(6)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016.

(7)	Disposals of subsidiaries

KEPCO Canada Uranium Investment Limited Partnership was dissolved and the Company liquidated DG Kings Plaza, LLC during the year ended December 31, 2016.

(i)	The fair value of proceeds from disposal as of December 31, 2016 are as follows:

In millions of won	December 31, 2016
Cash received upon dissolution	~~W~~	898
Net assets transferred due to dissolution		34,148

	~~W~~	35,046

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(ii)	The carrying value of assets and liabilities of the subsidiary as at the date the Company lost its control during the year ended December 31, 2016 are as follows:

In millions of won	December 31, 2016
Current assets
Cash and cash equivalents	~~W~~	898
Current financial assets, net		81
Non-current assets
Available-for-sale financial assets		34,089
Current liabilities
Current financial liabilities		(22)

	~~W~~	35,046

(iii)	Gain from disposals of subsidiaries for the year ended December 31, 2016 is as follows:

In millions of won	December 31, 2016
Fair value of proceeds from disposal	~~W~~	35,046
Net assets disposed		(35,046)
Non-controlling interests		—
Realization of unrealized gain		—
Other comprehensive income		—

Gain from disposals of subsidiaries	~~W~~	—

(iv)	Net cashflow from sale of subsidiary for the year ended December 31, 2016 is as follows:

In millions of won	December 31, 2016
Consideration received in cash	~~W~~	898
Less: cash held by disposed subsidiary		(898)

Net cash flow	~~W~~	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
September 30, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,739,747
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	22,067
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,462
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	8,648
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,172
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	123,977
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	230,039
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	221
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,929
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,099
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,831
Daeryun Power Co., Ltd. (*3, 9)	Power generation	KOREA	13.13%		25,477	25,983
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,117
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,185
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	53,136
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	678,112
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	99,571
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	22,263
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	121,264
Pioneer Gas Power Limited (*7)	Power generation	INDIA	40.00%		49,831	44,092
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		68,558	63,922
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	12
Green Biomass Co., Ltd. (*11, 14)	Power generation	KOREA	8.80%		714	244
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 10)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,150
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	24,488
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,613
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,601
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		43,920	33,599
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	188
DS POWER Co., Ltd. (*2)	Power generation	KOREA	14.44%		17,900	4,910
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	42,229

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%	~~W~~	9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,487
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,658
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,816
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,801
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	14,390
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	743
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,523
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	280
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	8,414
Korea Electric Power Corporation Fund (*12)	Developing electric enterprises	KOREA	98.09%		51,500	48,580
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	427
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	87
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	153
Nepal Water & Energy Development Company Private Limited	Construction and operating power plant	NEPAL	56.04%		26,274	24,937
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,851

					2,205,899	3,939,685

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%		11,355	267
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	29,117
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		45,309	24,109
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	923
Waterbury Lake Uranium L.P.	Resources development	CANADA	35.76%		26,602	22,722
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,230
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,868
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,017
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	235,307
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	11,599
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	172,718
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	11,376
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	101,098
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,151
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	236,697
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,238
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,196
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	214,216
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	467
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,358
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	3,049
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	160,618
KAPES, Inc. (*6)	Power transmission and R&D	KOREA	51.00%		5,629	6,805
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	52,683
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,076
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	48,933

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%	~~W~~	3,000	2,637
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		2,406	100
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	71,132
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	—
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	609
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,772
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	—
Barakah One Company (*13)	Power generation	UAE	18.00%		118	918
Nawah Energy Company (*13)	Operation of utility plant	UAE	18.00%		296	278
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	189
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	44,100
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,283
Chester Solar IV SpA (*6)	Power generation	CHILE	81.82%		1,675	1,778
Chester Solar V SpA (*6)	Power generation	CHILE	81.82%		526	553
Diego de Almagro Solar SpA (*6)	Power generation	CHILE	81.82%		1,987	2,123

					1,452,279	1,548,310

				~~W~~	3,658,178	5,487,995

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*8)	As of September 30, 2017, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*9)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*10)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*11)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, Continued:

(*12)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.
(*13)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity
(*14)	The percentage of ownership decreased since the Company did not participate in the capital increase of Green Biomass Co., Ltd. during the period.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,933,877
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	20,475
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,156
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	12,373
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,069
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	115,998
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	223,238
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	225
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	30.66%		71,070	1,031
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,750
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,131
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,383
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	29,873
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,930
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,073
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	56,818
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	680,065
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	96,658
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	23,188
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	123,912
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,740
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		49,119	51,544
Hadong Mineral Fiber Co., Ltd. (*17)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	47
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,217
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	25,438
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,663
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,646
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	181
DS POWER Co., Ltd. (*2)	Power generation	KOREA	14.44%		17,900	7,190
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	46,876
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	604
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	—
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,525
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,700
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,000
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	2,810
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,103
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,894
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	248
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	7,015
Korea Electric Power Corporation Fund (*13)	Developing electric enterprises	KOREA	98.09%		51,500	50,856
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	259
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	140

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
YaksuESS Co.,Ltd	Installing ESS related equipment	KOREA	29.00%	~~W~~	210	196
Nepal Water & Energy Development Company Private Limited (*14)	Construction and operation of utility plant	NEPAL	52.77%		18,568	18,667

					2,134,911	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.8%		11,355	301
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,239
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	—
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	450
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.97%		26,602	21,314
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,488
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,582
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,098
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	245,367
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	12,821
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,843
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,802
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,427
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	249,453
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,133
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,814
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	205,948
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	477
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,343
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,015
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	153,857
KAPES, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,758
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	53,253
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,451
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,592
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,689
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,788	229
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,946
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	563
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	391
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	16
Barakah One Company (*16)	Power generation	UAE	18.00%		118	116
Nawah Energy Company (*16)	Operation of utility plant	UAE	18.00%		296	290
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	67
Daegu Green Power Co., Ltd. (*15)	Power generation	KOREA	29.00%		46,225	47,528

					1,349,360	1,418,196

				~~W~~	3,484,271	5,510,448

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2016, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.
(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.
(*14)	The effective percentage of ownership is more than 50%, but the Company does not control the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.
(*15)	The entity is reclassified from associates to joint ventures since the terms of the shareholders’ agreement had been amended.
(*16)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2017 and December 31, 2016 are as follows, continued:

(*17)	Although the percentage of ownership temporarily decreased to 8.33% from the difference in timing of capital payment by shareholders, the Company can excercise significant influence by virtue of its right to appoint a director to the board of directors of the entity based on the shareholders’ agreement. The percentage of ownership is 25.00% at the time of completion of capital payment.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
Investees	September 30, 2017		December 31, 2016
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	38,809	45,474
Korea Gas Corporation		795,690	915,705
YTN Co., Ltd.		19,170	22,320
SPC Power Corporation		63,677	70,253
PT. Bayan Resources TBK		350,507	359,200

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows :

In millions of won
September 30, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,933,877	—	—	—	(183,758)	(12,168)	1,796	1,739,747
Korea Electric Power Industrial Development Co., Ltd.		20,475	—	—	(2,061)	3,879	101	(327)	22,067
YTN Co., Ltd.		38,156	—	—	(135)	(470)	901	10	38,462
Cheongna Energy Co., Ltd.		12,373	—	—	—	(3,725)	—	—	8,648
Gangwon Wind Power Co., Ltd.		13,069	—	—	(852)	955	—	—	13,172
Hyundai Green Power Co., Ltd.		115,998	—	—	(8,889)	16,868	—	—	123,977
Korea Power Exchange		223,238	—	—	—	6,925	—	(124)	230,039
AMEC Partners Korea Ltd.		225	—	—	—	(4)	—	—	221
Hyundai Energy Co., Ltd.		1,031	—	—	—	(3,498)	—	2,467	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,750	—	—	—	179	—	—	4,929
Taeback Guinemi Wind Power Co., Ltd.		3,131	—	—	—	(32)	—	—	3,099
Pyeongchang Wind Power Co., Ltd.		3,383	—	—	—	448	—	—	3,831
Daeryun Power Co., Ltd.		29,873	—	—	—	(3,890)	—	—	25,983
Changjuk Wind Power Co., Ltd.		6,930	—	—	(111)	298	—	—	7,117
KNH Solar Co., Ltd.		2,073	—	—	—	112	—	—	2,185
SPC Power Corporation		56,818	—	—	(5,562)	3,643	(1,756)	(7)	53,136
Gemeng International Energy Co., Ltd.		680,065	—	—	(13,458)	721	10,784	—	678,112
PT. Cirebon Electric Power		96,658	—	—	(564)	7,067	1,287	(4,877)	99,571
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
PT Wampu Electric Power		23,188	—	—	—	259	—	(1,184)	22,263
PT. Bayan Resources TBK		402,667	—	—	—	—	—	—	402,667
S-Power Co., Ltd.		123,912	—	—	—	(2,648)	—	—	121,264
Pioneer Gas Power Limited		50,740	—	—	—	(6,198)	(450)	—	44,092
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		51,544	19,439	—	—	(3,585)	(3,476)	—	63,922
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	(19)	—	31	12
Green Biomass Co., Ltd.		47	—	—	—	(76)	—	273	244
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		1,217	—	—	—	(67)	—	—	1,150
Naepo Green Energy Co., Ltd.		25,438	—	—	—	(950)	—	—	24,488
Goseong Green Energy Co., Ltd.		2,663	—	—	—	(50)	—	—	2,613
Gangneung Eco Power Co., Ltd.		2,646	—	—	—	(45)	—	—	2,601
Shin Pyeongtaek Power Co., Ltd.		—	43,880	—	—	(10,068)	(213)	—	33,599
Heang Bok Do Si Photovoltaic Power Co., Ltd.		181	—	—	—	7	—	—	188
DS POWER Co., Ltd.		7,190	—	—	—	(2,288)	—	8	4,910
Dongducheon Dream Power Co., Ltd.		46,876	—	—	—	(6,803)	—	2,156	42,229
KS Solar Co., Ltd.		604	—	(613)	—	—	9	—	—
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,525	—	—	—	(38)	—	—	3,487
Daegu Photovoltaic Co., Ltd.		1,700	—	—	(349)	307	—	—	1,658
Jeongam Wind Power Co., Ltd.		4,000	—	—	—	(184)	—	—	3,816
Korea Power Engineering Service Co., Ltd.		2,810	—	—	(191)	1,167	—	15	3,801
Busan Green Energy Co., Ltd.		13,803	—	—	—	587	—	—	14,390
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,103	—	—	—	(360)	—	—	743
Ulleungdo Natural Energy Co., Ltd.		6,894	—	—	—	(371)	—	—	6,523
Korea Nuclear Partners Co., Ltd.		248	—	—	—	32	—	—	280
Tamra Offshore Wind Power Co., Ltd.		7,015	—	—	—	1,399	—	—	8,414

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	50,856	—	—	—	(2,295)	19	—	48,580
Energy Infra Asset Management Co., Ltd.		259	—	—	—	168	—	—	427
Daegu clean Energy Co., Ltd.		140	—	—	—	(53)	—	—	87
YaksuESS Co.,Ltd		196	—	—	—	(43)	—	—	153
Nepal Water & Energy Development Company Private Limited		18,667	7,706	—	—	(535)	(901)	—	24,937
Gwangyang Green Energy Co., Ltd.		—	2,000	—	—	(149)	—	—	1,851

		4,092,252	73,025	(613)	(32,172)	(187,181)	(5,863)	237	3,939,685

<Joint ventures>
KEPCO-Uhde Inc.		301	—	—	—	(34)	—	—	267
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,239	—	—	—	331	547	—	29,117
Shuweihat Asia Power Investment B.V.		—	—	(728)	(1,336)	6,109	19,018	1,046	24,109
Shuweihat Asia Operation & Maintenance Company		450	—	—	(385)	836	(78)	100	923
Waterbury Lake Uranium L.P.		21,314	—	—	—	(23)	2,104	(673)	22,722
ASM-BG Investicii AD		21,488	—	—	(946)	(685)	1,373	—	21,230
RES Technology AD		13,582	—	—	—	1,309	977	—	15,868
KV Holdings, Inc.		2,098	—	—	—	63	(144)	—	2,017
KEPCO SPC Power Corporation		245,367	—	—	(18,580)	31,970	(23,491)	41	235,307
Canada Korea Uranium Limited partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Company Ltd.		12,821	—	—	—	(1,122)	(100)	—	11,599
Datang Chifeng Renewable Power Co., Ltd.		166,535	—	—	—	6,860	(677)	—	172,718
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,843	—	—	—	574	(41)	—	11,376
Rabigh Electricity Company		97,802	—	—	(8,616)	26,487	(14,574)	(1)	101,098
Rabigh Operation & Maintenance Company Limited		4,427	—	—	(1,215)	2,157	(218)	—	5,151
Jamaica Public Service Company Limited		249,453	—	—	—	—	(12,756)	—	236,697
KW Nuclear Components Co., Ltd.		7,133	—	—	(208)	313	—	—	7,238
Busan Shinho Solar Power Co., Ltd.		3,814	—	—	(63)	445	—	—	4,196
GS Donghae Electric Power Co., Ltd.		205,948	—	—	—	8,259	—	9	214,216
Global Trade Of Power System Co., Ltd.		477	—	—	—	(10)	—	—	467
Expressway Solar-light Power Generation Co., Ltd.		2,343	—	—	(70)	85	—	—	2,358
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,015	200	—	—	(166)	—	—	3,049
Amman Asia Electric Power Company		153,857	—	—	—	15,336	(8,575)	—	160,618
KAPES, Inc.		4,758	—	—	—	2,047	—	—	6,805
Dangjin Eco Power Co., Ltd.		53,253	—	—	—	(570)	—	—	52,683
Honam Wind Power Co., Ltd.		4,451	—	—	(487)	112	—	—	4,076
Chun-cheon Energy Co., Ltd.		50,592	—	—	—	(1,659)	—	—	48,933

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,689	—	—	—	(52)	—	—	2,637
Nghi Son 2 Power Ltd.		229	618	—	—	(743)	(4)	—	100
Kelar S.A		—	73,880	—	—	(1,291)	(2,604)	1,147	71,132
PT. Tanjung Power Indonesia		1,946	—	—	—	1,029	—	(2,975)	—
Incheon New Power Co., Ltd.		563	—	—	—	46	—	—	609
Seokmun Energy Co., Ltd.		391	14,790	—	—	(1,234)	(175)	—	13,772
Daehan Wind Power PSC		16	—	—	—	(15)	(3)	2	—
Barakah One Company		116	—	—	—	815	(13)	—	918
Nawah Energy Company		290	—	—	—	(3)	(9)	—	278
MOMENTUM		67	—	—	—	112	—	10	189
Daegu Green Power Co., Ltd.		47,528	—	—	—	(3,428)	—	—	44,100
Yeonggwang Wind Power Co., Ltd		—	15,375	—	—	(36)	(56)	—	15,283
Chester Solar IV SpA		—	1,675	—	—	—	—	103	1,778
Chester Solar V SpA		—	526	—	—	—	—	27	553
Diego de Almagro Solar SpA		—	1,987	—	—	—	—	136	2,123

		1,418,196	109,051	(728)	(31,906)	94,224	(39,499)	(1,028)	1,548,310

	~~W~~	5,510,448	182,076	(1,341)	(64,078)	(92,957)	(45,362)	(791)	5,487,995

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	80,267	3,347	(34,422)	—	(1,814)	148	(47,526)	—
Korea Gas Corporation		2,102,813	—	—	(3,213)	(146,308)	(14,551)	(4,864)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	4,491	—	(1,412)	20,475
YTN Co., Ltd.		38,365	—	—	—	(227)	32	(14)	38,156
Cheongna Energy Co., Ltd.		19,490	—	—	—	(7,117)	—	—	12,373
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	1,270	45	—	13,069
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	11,222	—	—	115,998
Korea Power Exchange		208,735	—	—	—	15,847	—	(1,344)	223,238
AMEC Partners Korea Ltd.		230	—	—	—	(5)	—	—	225
Hyundai Energy Co., Ltd.		6,990	—	—	—	(21,163)	—	15,204	1,031
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(206)	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		2,587	570	—	—	(26)	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	(19)	—	—	3,383
Daeryun Power Co., Ltd.		36,156	—	—	—	(6,282)	(1)	—	29,873
JinanJangsu Wind Power Co., Ltd.		77	—	(64)	—	(13)	—	—	—
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	977	—	—	6,930
KNH Solar Co., Ltd.		1,924	—	—	—	144	5	—	2,073
SPC Power Corporation		58,033	—	—	(7,151)	6,416	(477)	(3)	56,818
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	26,714	(58,493)	(76)	680,065
PT. Cirebon Electric Power		60,574	—	—	(1,242)	31,511	2,568	3,247	96,658
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,346)	(398)	1,744	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(973)	(356)	1,329	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	3,493	(3)	735	23,188
PT. Bayan Resources TBK (*2)		525,066	—	—	—	(23,257)	208	(99,350)	402,667
S-Power Co., Ltd.		130,908	—	—	—	(7,006)	—	10	123,912
Pioneer Gas Power Limited		51,187	—	—	—	(698)	251	—	50,740
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	16,402	—	—	1,576	1,703	—	51,544
Busan Solar Co., Ltd.		925	—	(887)	—	(38)	—	—	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	(138)	—	185	47
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(418)	—	—	1,217
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(1,308)	—	—	25,438
Goseong Green Energy Co., Ltd.		2,670	—	—	—	71	—	(78)	2,663
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	56	—	(98)	2,646
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	(10)	—	2	181
DS POWER Co., Ltd.		10,960	—	—	—	(3,738)	—	(32)	7,190
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(8,757)	—	(34)	46,876
KS Solar Co., Ltd.		618	—	—	—	(14)	—	—	604
Yeongwol Energy Station Co., Ltd. (*1)		1,290	—	—	—	85	25	(1,400)	—
Jinbhuvish Power Generation Pvt. Ltd. (*3)		8,350	—	—	—	(49)	(198)	(8,103)	—
SE Green Energy Co., Ltd.		3,575	—	—	—	(50)	—	—	3,525
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	225	—	—	1,700
Jeongam Wind Power Co., Ltd.		702	3,900	—	—	(602)	—	—	4,000
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	1,005	—	—	2,810
Busan Green Energy Co., Ltd.		14,512	—	—	—	(709)	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		904	—	—	—	(904)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Korea Electric Vehicle Charging Service	~~W~~	1,446	—	—	—	(343)	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		7,417	—	—	—	(516)	—	(7)	6,894
Korea Nuclear Partners Co., Ltd.		289	—	—	—	(41)	—	—	248
Tamra Offshore Wind Power Co., Ltd.		—	8,910	—	—	(1,895)	—	—	7,015
Korea Electric Power Corporation Fund		—	51,500	—	—	(644)	—	—	50,856
Energy Infra Asset Management Co., Ltd.		—	297	—	—	(38)	—	—	259
Daegu clean Energy Co., Ltd.		—	140	—	—	—	—	—	140
YaksuESS Co.,Ltd		—	210	—	—	(14)	—	—	196
Nepal Water & Energy Development Company Private Limited		—	—	—	—	—	—	18,667	18,667

		4,405,668	86,616	(35,373)	(40,340)	(131,583)	(69,561)	(123,175)	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*4)		8,549	—	—	—	(159)	—	(8,089)	301
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,640	—	—	—	1,417	(818)	—	28,239
Shuweihat Asia Power Investment B.V.		20,474	—	(14,154)	(2,957)	6,131	(9,494)	—	—
Shuweihat Asia Operation & Maintenance Company		486	—	—	(931)	941	(46)	—	450
Waterbury Lake Uranium L.P.		20,299	—	—	—	—	1,138	(123)	21,314
ASM-BG Investicii AD		20,203	—	—	—	1,508	(223)	—	21,488
RES Technology AD		13,789	—	—	—	(68)	(139)	—	13,582
KV Holdings, Inc.		2,010	—	—	(302)	429	(39)	—	2,098
KEPCO SPC Power Corporation		208,524	—	—	(5,955)	48,132	(5,308)	(26)	245,367
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		16,107	—	—	—	(2,836)	(450)	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		171,224	—	—	(7,384)	7,455	(4,760)	—	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,580	—	—	(440)	1,002	(299)	—	10,843
Rabigh Electricity Company		59,368	—	—	—	18,961	19,473	—	97,802
Rabigh Operation & Maintenance Company Limited		3,586	—	—	(1,934)	2,253	229	293	4,427
Jamaica Public Service Company Limited		241,918	—	—	—	—	7,535	—	249,453
KW Nuclear Components Co., Ltd.		4,985	—	—	(2,191)	4,344	—	(5)	7,133
Busan Shinho Solar Power Co., Ltd.		3,678	—	—	(185)	321	—	—	3,814
GS Donghae Electric Power Co., Ltd.		200,379	—	—	—	5,575	—	(6)	205,948
Global Trade Of Power System Co., Ltd.		426	—	—	—	51	—	—	477
Expressway Solar-light Power Generation Co., Ltd.		2,100	—	—	—	243	—	—	2,343
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	258	—	—	(260)	—	2	—
Daejung Offshore Wind Power Co., Ltd.		3,352	—	—	—	(337)	—	—	3,015
Amman Asia Electric Power Company		137,668	—	—	(12,684)	17,811	11,062	—	153,857
KAPES, Inc.		4,501	—	—	—	311	—	(54)	4,758
Dangjin Eco Power Co., Ltd.		48,281	5,100	—	—	(696)	(26)	594	53,253
Honam Wind Power Co., Ltd.		3,926	—	—	(104)	629	—	—	4,451
Nepal Water & Energy Development Company Private Limited		17,765	—	—	—	359	543	(18,667)	—
Chun-cheon Energy Co., Ltd.		31,976	19,832	—	—	(1,121)	(95)	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		2,668	—	—	—	16	—	5	2,689
Nghi Son 2 Power Ltd.		269	716	—	—	(740)	(16)	—	229

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Kelar S.A	~~W~~	—	—	—	—	—	—	—	—
PT. Tanjung Power Indonesia		617	—	—	—	1,337	—	(8)	1,946
Incheon New Power Co., Ltd.		514	—	—	—	41	8	—	563
Seokmun Energy Co., Ltd.		—	—	—	—	(197)	793	(205)	391
Daehan Wind Power PSC		—	285	—	—	(261)	(8)	—	16
Barakah One Company		—	118	—	—	—	—	(2)	116
Nawah Energy Company		—	296	—	—	—	—	(6)	290
MOMENTUM		—	1	—	—	65	—	1	67
Daegu Green Power Co., Ltd.		—	—	—	—	—	—	47,528	47,528

		1,287,862	26,606	(14,154)	(35,067)	112,657	19,060	21,232	1,418,196

	~~W~~	5,693,530	113,222	(49,527)	(75,407)	(18,926)	(50,501)	(101,943)	5,510,448

(*1)	‘Others’ include ~~W~~1,400 million of assets held-for-sale (note 41).
(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~99,338 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*3)	Due to discontinuation of operations during the year ended December 31, 2016, the Company recognized an impairment loss of ~~W~~8,103 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*4)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~8,099 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows:

In millions of won
September 30, 2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	36,712,750	28,226,643	15,608,255	(848,755)
Korea Electric Power Industrial Development Co., Ltd.		179,020	102,927	234,932	17,681
YTN Co., Ltd.		310,543	130,967	88,195	(3,648)
Cheongna Energy Co., Ltd.		455,425	441,291	37,805	(8,493)
Gangwon Wind Power Co., Ltd.		88,333	847	17,287	6,570
Hyundai Green Power Co., Ltd.		1,142,644	715,136	360,650	58,169
Korea Power Exchange		259,296	29,257	76,985	6,925
AMEC Partners Korea Ltd.		1,161	1	21	(24)
Hyundai Energy Co., Ltd.		493,932	504,275	65,253	(17,116)
Ecollite Co., Ltd.		2,074	338	—	(84)
Taebaek Wind Power Co., Ltd.		38,908	18,593	5,143	1,351
Taeback Guinemi Wind Power Co., Ltd.		12,401	6	—	(103)
Pyeongchang Wind Power Co., Ltd.		77,200	61,386	8,829	2,306
Daeryun Power Co., Ltd.		766,348	637,995	122,371	(19,496)
Changjuk Wind Power Co., Ltd.		35,429	11,123	4,985	1,573
KNH Solar Co., Ltd.		24,740	16,647	2,896	505
SPC Power Corporation		182,042	42,210	45,814	26,822
Gemeng International Energy Co., Ltd.		6,579,053	4,584,608	889,076	3,436
PT. Cirebon Electric Power		938,687	576,610	200,871	25,292
KNOC Nigerian East Oil Co., Ltd.		258,697	347,127	—	(5,294)
KNOC Nigerian West Oil Co., Ltd.		156,899	237,933	—	(4,851)
PT Wampu Electric Power		206,295	157,897	15,240	2,900
PT. Bayan Resources TBK		1,034,605	677,021	481,744	146,722
S-Power Co., Ltd.		835,527	584,248	360,183	(5,569)
Pioneer Gas Power Limited		354,536	302,346	8,258	(15,495)
Eurasia Energy Holdings		586	1,046	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		867,125	606,678	—	(14,064)
Hadong Mineral Fiber Co., Ltd.		521	378	—	(90)
Green Biomass Co., Ltd.		7,246	4,473	1,936	(544)
PT. Mutiara Jawa		27,853	33,847	9,843	236
Samcheok Eco Materials Co., Ltd.		23,718	176	—	(348)
Noeul Green Energy Co., Ltd.		125,042	121,077	28,677	(231)
Naepo Green Energy Co., Ltd.		143,083	45,128	3,942	(3,798)
Goseong Green Energy Co., Ltd.		933,070	691,746	—	(4,413)
Gangneung Eco Power Co., Ltd.		182,092	14,554	—	(2,290)
Shin Pyeongtaek Power Co., Ltd.		170,301	70,468	—	(3,894)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,829	2,165	343	23
DS POWER Co., Ltd.		701,144	613,640	242,051	(20,908)
Dongducheon Dream Power Co., Ltd.		1,578,762	1,373,595	620,511	(38,005)
Jinbhuvish Power Generation Pvt. Ltd.		69,167	14,284	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
SE Green Energy Co., Ltd.	~~W~~	7,301	—	—	(80)
Daegu Photovoltaic Co., Ltd.		17,580	11,864	2,905	1,056
Jeongam Wind Power Co., Ltd.		60,106	50,566	—	(448)
Korea Power Engineering Service Co., Ltd.		15,193	2,085	16,981	4,255
Busan Green Energy Co., Ltd.		219,525	169,905	10,239	2,024
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		10,106	12,026	—	(1,215)
Korea Electric Vehicle Charging Service		7,882	5,229	3,330	(1,288)
Ulleungdo Natural Energy Co., Ltd.		23,800	1,945	—	(1,243)
Korea Nuclear Partners Co., Ltd.		1,191	227	803	107
Tamra Offshore Wind Power Co., Ltd.		140,302	109,138	—	(731)
Korea Electric Power Corporation Fund		49,719	196	251	(2,340)
Energy Infra Asset Management Co., Ltd.		4,549	229	4,342	1,715
Daegu clean Energy Co., Ltd.		316	4	—	(188)
YaksuESS Co., Ltd		7,138	6,614	166	(150)
Nepal Water & Energy Development Company Private Limited		52,072	9,871	—	(801)
Gwangyang Green Energy Co., Ltd.		9,226	59	—	(744)

<Joint ventures>
KEPCO-Uhde Inc.		528	3	—	(67)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		146,259	73,466	12,729	878
Shuweihat Asia Power Investment B.V.		49,201	—	—	3,181
Shuweihat Asia Operation & Maintenance Company		1,679	—	2,008	1,520
Waterbury Lake Uranium L.P.		60,085	270	—	—
ASM-BG Investicii AD		93,963	51,503	10,932	(1,331)
RES Technology AD		78,771	47,035	7,260	2,676
KV Holdings, Inc.		5,042	—	678	681
KEPCO SPC Power Corporation		370,694	57,786	137,451	43,550
Gansu Datang Yumen Wind Power Co., Ltd.		86,034	57,036	4,767	(2,811)
Datang Chifeng Renewable Power Co., Ltd.		797,977	366,060	75,450	17,245
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		62,988	34,547	6,064	1,435
Rabigh Electricity Company		2,525,580	2,094,859	230,190	58,449
Rabigh Operation & Maintenance Company Limited		21,753	8,876	18,554	5,393
Jamaica Public Service Company Limited		1,275,445	721,713	707,513	17,019
KW Nuclear Components Co., Ltd.		27,066	10,592	6,486	2,510
Busan Shinho Solar Power Co., Ltd.		47,406	30,621	6,058	1,782
GS Donghae Electric Power Co., Ltd.		2,184,593	1,554,544	214,505	24,195
Global Trade Of Power System Co., Ltd.		2,477	866	1,233	(13)
Expressway Solar-light Power Generation Co., Ltd.		19,244	11,114	2,121	281
KODE NOVUS I LLC		3,808	114,157	14	(3,614)
KODE NOVUS II LLC		2,519	50,035	—	(2,868)
Daejung Offshore Wind Power Co., Ltd.		6,147	37	—	(332)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Amman Asia Electric Power Company	~~W~~	816,924	549,082	12,893	25,812
KAPES, Inc.		101,187	87,844	82,412	4,014
Dangjin Eco Power Co., Ltd.		147,865	614	—	(1,647)
Honam Wind Power Co., Ltd.		39,200	25,256	3,960	386
Chun-cheon Energy Co., Ltd.		690,317	526,672	86,068	(5,419)
Yeonggwangbaeksu Wind Power Co., Ltd.		95,846	78,301	7,712	(347)
Nghi Son 2 Power Ltd.		560	362	—	(1,476)
Kelar S.A		666,526	560,427	69,289	16,585
PT. Tanjung Power Indonesia		341,890	343,645	130,512	3,127
Incheon New Power Co., Ltd.		7,407	5,305	2,266	150
Seokmun Energy Co., Ltd.		249,198	201,710	26,201	(3,988)
Daehan Wind Power PSC		1,226	1,816	—	(620)
Barakah One Company		17,118,143	17,113,045	—	—
Nawah Energy Company		1,561	14	—	—
MOMENTUM		3,833	3,265	7,539	310
Daegu Green Power Co., Ltd.		598,680	521,080	187,183	(11,822)
Yeonggwang Wind Power Co., Ltd.		183,354	146,641	—	(89)
Chester Solar IV SpA		2,174	92	—	—
Chester Solar V SpA		687	37	—	—
Diego de Almagro Solar SpA		2,595	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	39,927,836	30,541,350	21,108,116	(673,558)
Korea Electric Power Industrial Development Co., Ltd.		144,346	73,742	304,067	17,187
YTN Co., Ltd.		304,536	126,324	130,690	2,051
Cheongna Energy Co., Ltd.		469,843	447,216	46,484	(16,127)
Gangwon Wind Power Co., Ltd.		102,550	15,753	22,774	8,133
Hyundai Green Power Co., Ltd.		1,151,975	751,981	469,547	38,743
Korea Power Exchange		255,533	32,295	101,222	15,087
AMEC Partners Korea Ltd.		1,216	32	103	(25)
Hyundai Energy Co., Ltd.		505,979	499,205	61,813	(45,800)
Ecollite Co., Ltd.		2,157	336	—	(105)
Taebaek Wind Power Co., Ltd.		43,162	24,162	5,741	(2,796)
Taeback Guinemi Wind Power Co., Ltd.		12,523	1	—	(106)
Pyeongchang Wind Power Co., Ltd.		75,440	61,909	3,997	(45)
Daeryun Power Co., Ltd.		793,283	644,930	249,558	(32,291)
Changjuk Wind Power Co., Ltd.		37,878	15,162	5,782	1,739
KNH Solar Co., Ltd.		25,878	18,199	4,006	638
SPC Power Corporation		191,562	42,042	73,674	42,617
Gemeng International Energy Co., Ltd.		5,822,879	3,821,905	1,233,972	66,370
PT. Cirebon Electric Power		988,975	637,491	265,813	114,653
KNOC Nigerian East Oil Co., Ltd.		272,964	358,211	—	(7,051)
KNOC Nigerian West Oil Co., Ltd.		165,396	243,713	—	(6,562)
PT Wampu Electric Power		222,004	171,595	19,260	7,550
PT. Bayan Resources TBK		945,436	845,963	593,441	402
S-Power Co., Ltd.		886,841	629,992	453,606	(14,885)
Pioneer Gas Power Limited		345,791	276,978	14,353	396
Eurasia Energy Holdings		618	1,103	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		772,699	543,472	—	6,458
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		9,336	9,001	2,892	(972)
PT. Mutiara Jawa		28,104	34,671	7,175	(1,361)
Samcheok Eco Materials Co., Ltd.		24,143	254	—	(1,945)
Noeul Green Energy Co., Ltd.		115,062	110,866	203	(1,155)
Naepo Green Energy Co., Ltd.		104,029	2,276	4,912	(5,230)
Goseong Green Energy Co., Ltd.		356,546	110,753	—	(5,489)
Gangneung Eco Power Co., Ltd.		176,805	6,503	—	(3,494)
Shin Pyeongtaek Power Co., Ltd.		54,174	60,518	—	(3,291)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,937	2,297	427	(47)
DS POWER Co., Ltd.		726,699	618,793	276,324	(10,031)
Dongducheon Dream Power Co., Ltd.		1,670,945	1,427,773	946,379	(27,936)
KS Solar Co., Ltd.		27,213	24,035	4,152	(79)
Jinbhuvish Power Generation Pvt. Ltd.		70,273	14,513	—	(950)
SE Green Energy Co., Ltd.		7,381	—	—	(103)
Daegu Photovoltaic Co., Ltd.		18,909	13,047	3,317	739
Jeongam Wind Power Co., Ltd.		13,199	3,199	—	(1,496)
Korea Power Engineering Service Co., Ltd.		13,401	3,713	27,394	3,463
Busan Green Energy Co., Ltd.		147,843	100,247	—	(2,444)
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		11,340	12,037	—	(5,489)
Korea Electric Vehicle Charging Service		10,545	6,604	5,177	(1,225)
Ulleungdo Natural Energy Co., Ltd.		24,836	1,738	—	(1,730)
Korea Nuclear Partners Co., Ltd.		1,363	507	372	(140)
Tamra Offshore Wind Power Co., Ltd.		127,880	101,900	983	(6,307)
Korea Electric Power Corporation Fund		51,970	128	3	(647)
Energy Infra Asset Management Co., Ltd.		2,779	160	32	(381)
Daegu clean Energy Co., Ltd.		500	—	—	—
YaksuESS Co., Ltd		6,474	5,801	—	(48)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2017 and as of and for the year ended December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Nepal Water & Energy Development Company Private Limited	~~W~~	43,788	10,477	—	(703)

<Joint ventures>
KEPCO-Uhde Inc.		624	33	—	(16,855)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		142,684	72,086	18,628	3,462
Shuweihat Asia Power Investment B.V.		282	4	—	12,380
Shuweihat Asia Operation & Maintenance Company		1,016	13	2,388	1,723
Waterbury Lake Uranium L.P.		56,181	47	—	—
ASM-BG Investicii AD		79,898	36,921	12,604	3,105
RES Technology AD		68,553	41,389	7,798	(139)
KV Holdings, Inc.		5,245	1	—	1,072
KEPCO SPC Power Corporation		448,069	121,783	165,046	63,689
Canada Korea Uranium Limited Partnership		285	144	—	(59)
Gansu Datang Yumen Wind Power Co., Ltd.		89,517	57,464	4,263	(6,815)
Datang Chifeng Renewable Power Co., Ltd.		813,804	397,344	99,795	19,042
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		62,600	35,493	8,742	2,505
Rabigh Electricity Company		2,691,654	2,258,772	278,431	37,791
Rabigh Operation & Maintenance Company Limited		25,032	13,965	25,607	4,870
Jamaica Public Service Company Limited		1,291,008	659,296	827,298	25,324
KW Nuclear Components Co., Ltd.		26,417	11,990	26,481	9,452
Busan Shinho Solar Power Co., Ltd.		47,789	32,533	6,770	1,247
GS Donghae Electric Power Co., Ltd.		1,952,297	1,346,568	19,851	16,396
Global Trade Of Power System Co., Ltd.		1,661	18	2,667	205
Expressway Solar-light Power Generation Co., Ltd.		20,790	12,710	3,395	960
KODE NOVUS I LLC		14,286	104,252	2,362	(50,151)
KODE NOVUS II LLC		3,236	50,267	810	(22,582)
Daejung Offshore Wind Power Co., Ltd.		6,076	34	—	(675)
Amman Asia Electric Power Company		881,164	624,590	13,631	29,684
KAPES, Inc.		145,576	136,247	31,852	456
Dangjin Eco Power Co., Ltd.		149,926	1,001	—	(2,023)
Honam Wind Power Co., Ltd.		41,614	26,375	6,776	2,171
Chun-cheon Energy Co., Ltd.		548,306	379,113	—	(3,684)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,773	81,881	11,208	(26)
Nghi Son 2 Power Ltd.		757	302	—	(1,481)
Kelar S.A		617,803	712,124	—	(4,109)
PT. Tanjung Power Indonesia		203,051	197,491	122,583	3,821
Incheon New Power Co., Ltd.		7,902	5,961	2,985	168
Seokmun Energy Co., Ltd.		235,905	234,556	—	(543)
Daehan Wind Power PSC		750	714	—	(523)
Barakah One Company		17,117,338	17,116,680	—	—
Nawah Energy Company		1,645	—	—	—
MOMENTUM		2,749	2,547	2,886	194
Daegu Green Power Co., Ltd.		636,438	547,017	265,621	(3,981)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
September 30, 2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,486,107	21.57%	1,830,453	—	—	(90,706)	1,739,747
Korea Electric Power Industrial Development Co., Ltd.		76,093	29.00%	22,067	—	—	—	22,067
YTN Co., Ltd.		179,576	21.43%	38,483	—	(21)	—	38,462
Cheongna Energy Co., Ltd.		14,134	43.90%	6,205	2,584	(141)	—	8,648
Gangwon Wind Power Co., Ltd.		87,486	15.00%	13,123	—	—	49	13,172
Hyundai Green Power Co., Ltd.		427,508	29.00%	123,977	—	—	—	123,977
Korea Power Exchange		230,039	100.00%	230,039	—	—	—	230,039
AMEC Partners Korea Ltd.		1,160	19.00%	221	—	—	—	221
Hyundai Energy Co., Ltd.		(10,343)	46.30%	(4,789)	—	(1,047)	5,836	—
Ecollite Co., Ltd.		1,736	36.10%	627	—	—	(627)	—
Taebaek Wind Power Co., Ltd.		20,315	25.00%	5,078	—	(149)	—	4,929
Taeback Guinemi Wind Power Co., Ltd.		12,395	25.00%	3,099	—	—	—	3,099
Pyeongchang Wind Power Co., Ltd.		15,814	25.00%	3,953	—	(122)	—	3,831
Daeryun Power Co., Ltd.		128,353	19.45%	24,965	1,014	—	4	25,983
Changjuk Wind Power Co., Ltd.		24,306	30.00%	7,292	—	(175)	—	7,117
KNH Solar Co., Ltd.		8,093	27.00%	2,185	—	—	—	2,185
SPC Power Corporation		139,832	38.00%	53,136	—	—	—	53,136
Gemeng International Energy Co., Ltd.		1,994,445	34.00%	678,112	—	—	—	678,112
PT. Cirebon Electric Power		362,077	27.50%	99,571	—	—	—	99,571
KNOC Nigerian East Oil Co., Ltd.		(88,430)	14.63%	(12,937)	—	—	12,937	—
KNOC Nigerian West Oil Co., Ltd.		(81,034)	14.63%	(11,855)	—	—	11,855	—
PT Wampu Electric Power		48,398	46.00%	22,263	—	—	—	22,263
PT. Bayan Resources TBK		357,584	20.00%	71,517	482,109	—	(150,959)	402,667
S-Power Co., Ltd.		251,279	49.00%	123,127	—	(1,863)	—	121,264
Pioneer Gas Power Limited		52,190	40.00%	20,876	23,147	—	69	44,092
Eurasia Energy Holdings		(460)	40.00%	(184)	—	—	184	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		260,447	25.00%	65,112	(89)	(811)	(290)	63,922
Hadong Mineral Fiber Co., Ltd.		143	8.33%	12	—	—	—	12
Green Biomass Co., Ltd.		2,773	8.80%	244	—	—	—	244
PT. Mutiara Jawa		(5,994)	29.00%	(1,738)	70	—	1,668	—
Samcheok Eco Materials Co., Ltd.		23,542	2.35%	553	—	—	(553)	—
Noeul Green Energy Co., Ltd.		3,965	29.00%	1,150	—	—	—	1,150
Naepo Green Energy Co., Ltd.		97,955	25.00%	24,488	—	—	—	24,488
Goseong Green Energy Co., Ltd.		241,324	1.12%	2,692	—	(79)	—	2,613
Gangneung Eco Power Co., Ltd.		167,538	1.61%	2,699	—	(98)	—	2,601
Shin Pyeongtaek Power Co., Ltd.		99,833	40.00%	39,933	—	(6,334)	—	33,599
Heang Bok Do Si Photovoltaic Power Co., Ltd.		664	28.00%	186	—	—	2	188
DS POWER Co., Ltd.		87,504	14.44%	12,636	—	(7,115)	(611)	4,910
Dongducheon Dream Power Co., Ltd.		205,167	33.61%	68,957	—	(4,499)	(22,229)	42,229
Jinbhuvish Power Generation Pvt. Ltd.		54,883	5.16%	2,832	5,450	—	(8,282)	—
SE Green Energy Co., Ltd.		7,301	47.76%	3,487	—	—	—	3,487
Daegu Photovoltaic Co., Ltd.		5,716	29.00%	1,658	—	—	—	1,658
Jeongam Wind Power Co., Ltd.		9,540	40.00%	3,816	—	—	—	3,816
Korea Power Engineering Service Co., Ltd.		13,108	29.00%	3,801	—	—	—	3,801
Busan Green Energy Co., Ltd.		49,620	29.00%	14,390	—	—	—	14,390
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(1,920)	18.87%	(362)	—	—	362	—
Korea Electric Vehicle Charging Service		2,653	28.00%	743	—	—	—	743
Ulleungdo Natural Energy Co., Ltd.		21,855	29.85%	6,524	—	—	(1)	6,523
Korea Nuclear Partners Co., Ltd.		964	29.00%	280	—	—	—	280
Tamra Offshore Wind Power Co., Ltd.		31,164	27.00%	8,414	—	—	—	8,414
Korea Electric Power Corporation Fund		49,523	98.09%	48,577	—	—	3	48,580
Energy Infra Asset Management Co., Ltd.		4,320	9.90%	427	—	—	—	427
Daegu clean Energy Co., Ltd.		312	28.00%	87	—	—	—	87

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
September 30, 2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
YaksuESS Co., Ltd	~~W~~	524	29.00%	152	—	—	1	153
Nepal Water & Energy Development Company Private Limited		42,201	56.04%	23,649	972	—	316	24,937
Gwangyang Green Energy Co., Ltd.		9,167	20.00%	1,833	—	—	18	1,851

<Joint ventures>
KEPCO-Uhde Inc.		525	50.85%	267	—	—	—	267
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		72,793	40.00%	29,117	—	—	—	29,117
Shuweihat Asia Power Investment B.V.		49,201	49.00%	24,109	—	—	—	24,109
Shuweihat Asia Operation & Maintenance Company		1,679	55.00%	923	—	—	—	923
Waterbury Lake Uranium L.P.		59,815	35.76%	21,390	—	—	1,332	22,722
ASM-BG Investicii AD		42,460	50.00%	21,230	—	—	—	21,230
RES Technology AD		31,736	50.00%	15,868	—	—	—	15,868
KV Holdings, Inc.		5,042	40.00%	2,017	—	—	—	2,017
KEPCO SPC Power Corporation		312,908	75.20%	235,307	—	—	—	235,307
Gansu Datang Yumen Wind Power Co., Ltd.		28,998	40.00%	11,599	—	—	—	11,599
Datang Chifeng Renewable Power Co., Ltd.		431,917	40.00%	172,767	—	—	(49)	172,718
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		28,441	40.00%	11,376	—	—	—	11,376
Rabigh Electricity Company		430,721	40.00%	172,288	—	(72,060)	870	101,098
Rabigh Operation & Maintenance Company Limited		12,877	40.00%	5,151	—	—	—	5,151
Jamaica Public Service Company Limited		553,732	40.00%	221,493	(80,161)	—	95,365	236,697
KW Nuclear Components Co., Ltd.		16,474	45.00%	7,413	—	—	(175)	7,238
Busan Shinho Solar Power Co., Ltd.		16,785	25.00%	4,196	—	—	—	4,196
GS Donghae Electric Power Co., Ltd.		630,049	34.00%	214,216	—	—	—	214,216
Global Trade Of Power System Co., Ltd.		1,611	29.00%	467	—	—	—	467
Expressway Solar-light Power Generation Co., Ltd.		8,130	29.00%	2,358	—	—	—	2,358
KODE NOVUS I LLC		(110,349)	50.00%	(55,175)	4,732	—	50,443	—
KODE NOVUS II LLC		(47,516)	50.00%	(23,758)	—	—	23,758	—
Daejung Offshore Wind Power Co., Ltd.		6,110	49.90%	3,049	—	—	—	3,049
Amman Asia Electric Power Company		267,842	60.00%	160,705	—	—	(87)	160,618
KAPES, Inc.		13,343	51.00%	6,805	—	—	—	6,805
Dangjin Eco Power Co., Ltd.		147,251	34.00%	50,065	2,618	—	—	52,683
Honam Wind Power Co., Ltd.		13,944	29.00%	4,044	32	—	—	4,076
Chun-cheon Energy Co., Ltd.		163,645	29.90%	48,930	3	—	—	48,933
Yeonggwangbaeksu Wind Power Co., Ltd.		17,545	15.00%	2,631	6	—	—	2,637
Nghi Son 2 Power Ltd.		198	50.00%	99	—	—	1	100
Kelar S.A		106,099	65.00%	68,964	—	—	2,168	71,132
PT. Tanjung Power Indonesia		(1,755)	35.00%	(614)	—	—	614	—
Incheon New Power Co., Ltd.		2,102	29.00%	609	—	—	—	609
Seokmun Energy Co., Ltd.		47,488	29.00%	13,772	—	—	—	13,772
Daehan Wind Power PSC		(590)	50.00%	(295)	—	—	295	—
Barakah One Company		5,098	18.00%	918	—	—	—	918
Nawah Energy Company		1,547	18.00%	278	—	—	—	278
MOMENTUM		568	33.33%	189	—	—	—	189
Daegu Green Power Co., Ltd.		77,600	29.00%	22,504	—	84	21,512	44,100
Yeonggwang Wind Power Co., Ltd.		36,713	41.00%	15,052	231	—	—	15,283
Chester Solar IV SpA		2,082	81.82%	1,704	—	—	74	1,778
Chester Solar V SpA		650	81.82%	531	—	—	22	553
Diego de Almagro Solar SpA		2,595	81.82%	2,123	—	—	—	2,123

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,386,486	21.57%	2,024,665	—	—	(90,788)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		70,604	29.00%	20,475	—	—	—	20,475
YTN Co., Ltd.		178,212	21.43%	38,191	—	(30)	(5)	38,156
Cheongna Energy Co., Ltd.		22,627	43.90%	9,933	2,584	(144)	—	12,373
Gangwon Wind Power Co., Ltd.		86,797	15.00%	13,020	—	—	49	13,069
Hyundai Green Power Co., Ltd.		399,994	29.00%	115,998	—	—	—	115,998
Korea Power Exchange		223,238	100.00%	223,238	—	—	—	223,238
AMEC Partners Korea Ltd.		1,184	19.00%	225	—	—	—	225
Hyundai Energy Co., Ltd.		6,774	46.30%	3,136	—	(1,079)	(1,026)	1,031
Ecollite Co., Ltd.		1,821	36.10%	657	—	—	(657)	—
Taebaek Wind Power Co., Ltd.		19,000	25.00%	4,750	—	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		12,522	25.00%	3,131	—	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		13,531	25.00%	3,383	—	—	—	3,383
Daeryun Power Co., Ltd.		148,353	19.45%	28,855	1,014	—	4	29,873
Changjuk Wind Power Co., Ltd.		22,716	30.00%	6,815	—	—	115	6,930
KNH Solar Co., Ltd.		7,679	27.00%	2,073	—	—	—	2,073
SPC Power Corporation		149,520	38.00%	56,818	—	—	—	56,818
Gemeng International Energy Co., Ltd.		2,000,974	34.00%	680,331	—	—	(266)	680,065
PT. Cirebon Electric Power		351,484	27.50%	96,658	—	—	—	96,658
KNOC Nigerian East Oil Co., Ltd.		(85,247)	14.63%	(12,472)	—	—	12,472	—
KNOC Nigerian West Oil Co., Ltd.		(78,317)	14.63%	(11,458)	—	—	11,458	—
PT Wampu Electric Power		50,409	46.00%	23,188	—	—	—	23,188
PT. Bayan Resources TBK		99,473	20.00%	19,895	482,109	—	(99,337)	402,667
S-Power Co., Ltd.		256,849	49.00%	125,856	—	(1,944)	—	123,912
Pioneer Gas Power Limited		68,813	40.00%	27,525	23,147	—	68	50,740
Eurasia Energy Holdings		(485)	40.00%	(194)	—	—	194	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		229,227	25.00%	57,307	(4,802)	(672)	(289)	51,544
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		335	14.00%	47	—	—	—	47
PT. Mutiara Jawa		(6,567)	29.00%	(1,904)	70	—	1,834	—
Samcheok Eco Materials Co., Ltd.		23,889	2.35%	561	—	—	(561)	—
Noeul Green Energy Co., Ltd.		4,196	29.00%	1,217	—	—	—	1,217
Naepo Green Energy Co., Ltd.		101,753	25.00%	25,438	—	—	—	25,438
Goseong Green Energy Co., Ltd.		245,793	1.12%	2,742	—	(79)	—	2,663
Gangneung Eco Power Co., Ltd.		170,302	1.61%	2,744	—	(98)	—	2,646
Shin Pyeongtaek Power Co., Ltd.		(6,344)	40.00%	(2,538)	—	(3,380)	5,918	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		640	28.00%	179	—	—	2	181
DS POWER Co., Ltd.		107,906	14.44%	15,582	—	(7,302)	(1,090)	7,190
Dongducheon Dream Power Co., Ltd.		243,172	33.61%	81,730	—	(4,768)	(30,086)	46,876
KS Solar Co., Ltd.		3,178	19.00%	604	—	—	—	604
Jinbhuvish Power Generation Pvt. Ltd.		55,760	5.16%	2,877	—	—	(2,877)	—
SE Green Energy Co., Ltd.		7,381	47.76%	3,525	—	—	—	3,525
Daegu Photovoltaic Co., Ltd.		5,862	29.00%	1,700	—	—	—	1,700
Jeongam Wind Power Co., Ltd.		10,000	40.00%	4,000	—	—	—	4,000
Korea Power Engineering Service Co., Ltd.		9,688	29.00%	2,810	—	—	—	2,810
Busan Green Energy Co., Ltd.		47,596	29.00%	13,803	—	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(697)	18.87%	(132)	—	—	132	—
Korea Electric Vehicle Charging Service		3,941	28.00%	1,103	—	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		23,098	29.85%	6,895	—	—	(1)	6,894
Korea Nuclear Partners Co., Ltd.		856	29.00%	248	—	—	—	248
Tamra Offshore Wind Power Co., Ltd.		25,980	27.00%	7,015	—	—	—	7,015
Korea Electric Power Corporation Fund		51,842	98.09%	50,852	—	—	4	50,856

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won
December 31, 2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Energy Infra Asset Management Co., Ltd.	~~W~~	2,619	9.90%	259	—	—	—	259
Daegu clean Energy Co., Ltd.		500	28.00%	140	—	—	—	140
YaksuESS Co.,Ltd		673	29.00%	195	—	—	1	196
Nepal Water & Energy Development Company Private Limited		33,311	52.77%	17,578	972	—	117	18,667

<Joint ventures>
KEPCO-Uhde Inc.		591	50.85%	301	—	—	—	301
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,598	40.00%	28,239	—	—	—	28,239
Shuweihat Asia Power Investment B.V.		278	49.00%	136	—	—	(136)	—
Shuweihat Asia Operation & Maintenance Company		1,003	55.00%	552	—	—	(102)	450
Waterbury Lake Uranium L.P.		56,134	36.97%	20,753	—	—	561	21,314
ASM-BG Investicii AD		42,977	50.00%	21,489	—	—	(1)	21,488
RES Technology AD		27,164	50.00%	13,582	—	—	—	13,582
KV Holdings, Inc.		5,244	40.00%	2,098	—	—	—	2,098
KEPCO SPC Power Corporation		326,286	75.20%	245,367	—	—	—	245,367
Canada Korea Uranium Limited Partnership		141	12.50%	18	—	—	(18)	—
Gansu Datang Yumen Wind Power Co., Ltd.		32,053	40.00%	12,821	—	—	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		416,460	40.00%	166,584	—	—	(49)	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,107	40.00%	10,843	—	—	—	10,843
Rabigh Electricity Company		432,882	40.00%	173,153	—	(75,311)	(40)	97,802
Rabigh Operation & Maintenance Company Limited		11,067	40.00%	4,427	—	—	—	4,427
Jamaica Public Service Company Limited		631,712	40.00%	252,685	(80,161)	—	76,929	249,453
KW Nuclear Components Co., Ltd.		14,427	45.00%	6,492	90	—	551	7,133
Busan Shinho Solar Power Co., Ltd.		15,256	25.00%	3,814	—	—	—	3,814
GS Donghae Electric Power Co., Ltd.		605,729	34.00%	205,948	—	—	—	205,948
Global Trade Of Power System Co., Ltd.		1,643	29.00%	476	—	—	1	477
Expressway Solar-light Power Generation Co., Ltd.		8,080	29.00%	2,343	—	—	—	2,343
KODE NOVUS I LLC		(89,966)	50.00%	(44,983)	4,732	—	40,251	—
KODE NOVUS II LLC		(47,031)	50.00%	(23,516)	—	—	23,516	—
Daejung Offshore Wind Power Co., Ltd.		6,042	49.90%	3,015	—	—	—	3,015
Amman Asia Electric Power Company		256,574	60.00%	153,944	—	—	(87)	153,857
KAPES, Inc.		9,329	51.00%	4,758	—	—	—	4,758
Dangjin Eco Power Co., Ltd.		148,925	34.00%	50,635	2,618	—	—	53,253
Honam Wind Power Co., Ltd.		15,239	29.00%	4,419	32	—	—	4,451
Chun-cheon Energy Co., Ltd.		169,193	29.90%	50,589	3	—	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		17,892	15.00%	2,684	5	—	—	2,689
Nghi Son 2 Power Ltd.		455	50.00%	228	—	—	1	229
Kelar S.A		(94,321)	65.00%	(61,309)	2,424	—	58,885	—
PT. Tanjung Power Indonesia		5,560	35.00%	1,946	—	—	—	1,946
Incheon New Power Co., Ltd.		1,941	29.00%	563	—	—	—	563
Seokmun Energy Co., Ltd.		1,349	29.00%	391	—	—	—	391
Daehan Wind Power PSC		36	50.00%	18	—	—	(2)	16
Barakah One Company		658	18.00%	118	—	—	(2)	116
Nawah Energy Company		1,645	18.00%	296	—	—	(6)	290
MOMENTUM		202	33.33%	67	—	—	—	67
Daegu Green Power Co., Ltd.		89,421	29.00%	25,932	84	—	21,512	47,528

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of September 30, 2017 and December 31, 2016, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Shin Pyeongtaek Power Co., Ltd.	~~W~~	(2,537)	—	1,211	2,537
Seokmun Energy Co., Ltd.		—	—	(205)	—
Kelar S.A		(61,309)	—	43,920	61,309
Hadong Mineral Fiber Co., Ltd.		(5)	—	—	5
PT. Mutiara Jawa		(167)	1,738	554	1,905
Eurasia Energy Holdings		(10)	184	6	194
KODE NOVUS I LLC		10,191	55,174	22,194	44,983
KODE NOVUS II LLC		243	23,758	12,340	23,515
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		230	362	132	132
PT. Tanjung Power Indonesia		614	614	—	—
Daehan Wind Power PSC		295	295	—	—

(7)	As of September 30, 2017, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2017, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	DS Power Co., Ltd.

The Company has a put option to sell all shares and bonds of DS POWER Co., Ltd. to Daesung Industrial Co., Ltd. and Daesung Industrial Co., Ltd. has a call option to purchase all shares and bonds of DS POWER CO., Ltd. which the Company owned. With regard to the call option, Daesung Industrial Co., Ltd. or an authoritative party appointed by Daesung Industrial Co., Ltd. can purchase the shares.

(viii)	Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(ix)	Hyundai Green Power Co., Ltd.

As of September 30, 2017, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of W919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	The Company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be wholly or partially transferred, except as permitted by the agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	13,212,218	(21,973)	—	—	13,190,245
Buildings		18,673,341	(57,938)	(6,517,757)	(853)	12,096,793
Structures		65,149,142	(193,779)	(21,535,136)	(1,183)	43,419,044
Machinery		72,667,688	(102,726)	(27,736,249)	(2,389)	44,826,324
Ships		4,175	—	(3,745)	—	430
Vehicles		265,732	(3,757)	(189,233)	—	72,742
Equipment		1,369,669	(636)	(989,668)	—	379,365
Tools		972,428	(207)	(796,390)	—	175,831
Construction-in-progress		27,373,456	(142,852)	—	(38,107)	27,192,497
Finance lease assets		2,390,715	—	(2,063,921)	—	326,794
Asset retirement costs		7,038,075	—	(3,261,794)	—	3,776,281
Others		11,001,566	—	(8,627,300)	—	2,374,266

	~~W~~	220,118,205	(523,868)	(71,721,193)	(42,532)	147,830,612

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	December 31, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	12,969,741	(3,204)	—	—	12,966,537
Buildings		17,722,326	(61,188)	(5,936,849)	(853)	11,723,436
Structures		63,291,437	(197,641)	(19,959,839)	(1,183)	43,132,774
Machinery		67,769,168	(111,064)	(24,344,832)	(2,391)	43,310,881
Ships		4,175	—	(3,625)	—	550
Vehicles		247,751	(107)	(176,781)	—	70,863
Equipment		1,270,660	(732)	(894,265)	—	375,663
Tools		921,115	(430)	(742,083)	—	178,602
Construction-in-progress		27,334,368	(135,807)	—	(38,108)	27,160,453
Finance lease assets		2,390,779	—	(1,984,426)	—	406,353
Asset retirement costs		7,129,771	—	(3,064,359)	—	4,065,412
Others		10,361,294	—	(8,009,762)	—	2,351,532

	~~W~~	211,412,585	(510,173)	(65,116,821)	(42,535)	145,743,056

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	12,969,741	33,645	(6,124)	—	—	214,956	13,212,218
(Government grants)		(3,204)	—	—	—	—	(18,769)	(21,973)
Buildings		11,784,624	72,577	(8,879)	(568,958)	—	875,367	12,154,731
(Government grants)		(61,188)	—	28	4,306	—	(1,084)	(57,938)
Structures		43,330,415	1,896	(388,338)	(1,803,799)	—	2,472,649	43,612,823
(Government grants)		(197,641)	—	1,406	7,337	—	(4,881)	(193,779)
Machinery		43,421,945	266,809	(161,858)	(3,564,377)	—	4,966,531	44,929,050
(Government grants)		(111,064)	—	360	9,409	—	(1,431)	(102,726)
Ships		550	—	—	(120)	—	—	430
Vehicles		70,970	956	(22)	(25,382)	—	29,977	76,499
(Government grants)		(107)	—	—	532	—	(4,182)	(3,757)
Equipment		376,395	35,453	(89)	(115,990)	—	84,232	380,001
(Government grants)		(732)	—	—	262	—	(166)	(636)
Tools		179,032	24,177	(7)	(55,362)	—	28,198	176,038
(Government grants)		(430)	—	—	223	—	—	(207)
Construction-in-progress		27,296,260	9,163,456	—	—	—	(9,124,367)	27,335,349
(Government grants)		(135,807)	(36,223)	—	—	—	29,178	(142,852)
Finance lease assets		406,353	—	(29,663)	(77,993)	—	28,097	326,794
Asset retirement costs		4,065,412	303	—	(402,337)	—	112,903	3,776,281
Others		2,351,532	3,034	—	(599,830)	—	619,530	2,374,266

	~~W~~	145,743,056	9,566,083	(593,186)	(7,192,079)	—	306,738	147,830,612

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	12,396,460	13,973	(52,569)	—	—	611,877	12,969,741
(Government grants)		(3,147)	—	14	—	—	(71)	(3,204)
Buildings		9,676,432	—	(9,020)	(676,866)	—	2,794,078	11,784,624
(Government grants)		(63,932)	—	731	5,299	—	(3,286)	(61,188)
Structures		40,258,162	455	(524,310)	(2,233,333)	—	5,829,441	43,330,415
(Government grants)		(193,119)	—	2,597	9,491	—	(16,610)	(197,641)
Machinery		36,864,749	193,017	(243,757)	(4,353,596)	—	10,961,532	43,421,945
(Government grants)		(108,935)	(33)	1,210	12,272	—	(15,578)	(111,064)
Ships		786	—	—	(281)	—	45	550
Vehicles		60,472	2,493	(34)	(27,615)	—	35,654	70,970
(Government grants)		(29)	(58)	—	25	—	(45)	(107)
Equipment		310,571	67,134	(323)	(128,084)	—	127,097	376,395
(Government grants)		(1,026)	—	—	452	—	(158)	(732)
Tools		160,630	27,856	(327)	(69,842)	—	60,715	179,032
(Government grants)		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		35,267,026	11,752,352	(94,443)	—	—	(19,628,675)	27,296,260
(Government grants)		(139,898)	(28,434)	—	—	—	32,525	(135,807)
Finance lease assets		511,509	34	(31)	(96,254)	—	(8,905)	406,353
Asset retirement costs		4,106,087	—	—	(509,310)	—	468,635	4,065,412
Others		2,259,244	—	(9)	(813,248)	—	905,545	2,351,532

	~~W~~	141,361,351	12,028,789	(920,271)	(8,880,595)	—	2,153,782	145,743,056

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	269,748	—	—	269,748
Buildings		39,514	(86)	(16,818)	22,610

	~~W~~	309,262	(86)	(16,818)	292,358

In millions of won	December 31, 2016
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	336,421	—	—	336,421
Buildings		29,168	(64)	(11,845)	17,259

	~~W~~	365,589	(64)	(11,845)	353,680

(2)	Changes in investment properties for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	336,421	—	(66,673)	269,748
Buildings		17,323	(955)	6,328	22,696
(Government grants)		(64)	1	(23)	(86)

	~~W~~	353,680	(954)	(60,368)	292,358

In millions of won	December 31, 2016
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	253,960	—	82,461	336,421
Buildings		15,963	(679)	2,039	17,323
(Government grants)		(13)	1	(52)	(64)

	~~W~~	269,910	(678)	84,448	353,680

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Rental income	~~W~~	2,383	7,138	2,051	6,896
Operating and maintenance expenses related to rental income		(408)	(954)	(179)	(508)

	~~W~~	1,975	6,184	1,872	6,388

(4)	Fair value of investment properties as September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Land	~~W~~	269,748	317,666	336,421	374,042
Buildings		22,610	25,544	17,259	20,708

	~~W~~	292,358	343,210	353,680	394,750

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Increase and decrease (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	7,236,888	(337,607)	(2,070,984)	4,828,297

(*)	For the nine-month period ended September 30, 2017, the increased balance of contracts from new orders and other is ~~W~~82,155 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~419,762 million.

In millions of won	December 31, 2016
	Beginning balance		Increase and decrease (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	12,308,839	(1,045,094)	(4,026,857)	7,236,888

(*)	For the year ended December 31, 2016, the increased balance of contracts from new orders and other is ~~W~~718,118 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~1,763,212 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	17,109,245	15,876,315	1,232,930	—

In millions of won	December 31, 2016
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	15,314,737	14,396,890	917,847	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	69,404	551,798	44,930	651,985

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)	The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1011 45.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company does so. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction services for the nine-month period ended September 30, 2017 are as follows:

In millions of won	September 30, 2017
						Assets		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	(485)	(502)	17	30,366	—	—	—	1,531
Electric power generation (nuclear)		—	—	—	—	2,058	—	—	—	—
Plant maintenance & engineering service		400	(1,098)	(883)	(215)	36,980	—	25,347	(8,256)	7,174

	~~W~~	400	(1,583)	(1,385)	(198)	69,404	—	25,347	(8,256)	8,705

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	501,066	(421)	(395,430)	—	105,215
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		43,809	—	(18,677)	—	25,132
Mining rights		586,647	—	(14,379)	—	572,268
Development expenditures		831,851	(2,984)	(744,762)	—	84,105
Intangible assets under development		131,358	(11,852)	—	(3,941)	115,565
Usage rights of donated assets and other		434,250	(13)	(353,275)	—	80,962
Leasehold rights		24,306	—	(19,125)	—	5,181
Greenhouse gas emissions rights		—	—	—	—	—
Others		296,340	—	(101,787)	(12,123)	182,430

	~~W~~	2,853,025	(15,270)	(1,650,833)	(16,064)	1,170,858

In millions of won	December 31, 2016
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	458,382	(595)	(365,161)	—	92,626
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		35,756	—	(15,675)	—	20,081
Mining rights		549,371	—	(10,511)	—	538,860
Development expenditures		785,966	(5,152)	(723,561)	—	57,253
Intangible assets under development		119,474	(11,090)	—	(3,941)	104,443
Usage rights of donated assets and other		426,346	(21)	(342,244)	—	84,081
Leasehold rights		23,350	—	(18,718)	—	4,632
Greenhouse gas emissions rights		6,283	—	—	—	6,283
Others		173,213	—	(88,527)	(12,124)	72,562

	~~W~~	2,581,539	(16,858)	(1,567,795)	(16,065)	980,821

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	93,221	7,783	(8)	(32,405)	—	37,045	105,636
(Government grants)		(595)	—	—	174	—	—	(421)
Licenses and franchises Copyrights, patents rights and other industrial rights		20,081	21	—	(2,373)	—	7,403	25,132
Mining rights		538,860	21,117	(273)	(3,429)	—	15,993	572,268
Development expenditures		62,405	299	—	(19,036)	—	43,421	87,089
(Government grants)		(5,152)	—	—	2,168	—	—	(2,984)
Intangible assets under development		115,533	31,329	—	—	—	(19,445)	127,417
(Government grants)		(11,090)	—	—	—	—	(762)	(11,852)
Usage rights of donated assets and other		84,102	—	—	(10,996)	—	7,869	80,975
(Government grants)		(21)	—	—	8	—	—	(13)
Leasehold rights		4,632	—	—	(407)	—	956	5,181
Greenhouse gas emissions rights		6,283	8,221	—	—	—	(14,504)	—
Others		72,562	10,304	(183)	(21,910)	—	121,657	182,430
(Government grants)		—	—	—	—	—	—	—

	~~W~~	980,821	79,074	(464)	(88,206)	—	199,633	1,170,858

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	57,886	18,267	—	(32,378)	—	49,446	93,221
(Government grants)		(699)	—	—	249	—	(145)	(595)
Licenses and franchises Copyrights, patents rights and other industrial rights		21,875	85	(39)	(2,697)	—	857	20,081
Mining rights		499,537	26,311	—	(899)	—	13,911	538,860
Development expenditures		51,807	212	—	(21,993)	—	32,379	62,405
(Government grants)		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		94,886	66,588	—	—	(3,945)	(41,996)	115,533
(Government grants)		(10,483)	(1,597)	—	—	—	990	(11,090)
Usage rights of donated assets and other		48,591	—	—	(15,513)	—	51,024	84,102
(Government grants)		(32)	—	—	11	—	—	(21)
Leasehold rights		745	—	—	(351)	—	4,238	4,632
Greenhouse gas emissions rights		805	6,283	—	—	—	(805)	6,283
Others		97,750	8,273	(550)	(8,916)	3	(23,998)	72,562
(Government grants)		(1)	—	—	1	—	—	—

	~~W~~	855,832	124,422	(589)	(79,715)	(3,942)	84,813	980,821

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of Australian dollars

September 30, 2017
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	593	1 year 2 months ~ 3 year and 7 months
	AMI GATEWAY S/W	KRW	3,810	3 years and 5 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	12,341	5 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	31,154	4 years 6 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	44,648	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	41,595	9 years and 2 months
	Dangjin power plant load facility usage right	KRW	22,037	3 years 6 months
Others	Occupancy and use of public waters	KRW	104,687	19 years 2 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars

December 31, 2016
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	506	11 months ~ 1 year and 11 months
	SCADA O/S (POWERON RELIANCE)	KRW	4,206	3 years and 1 month
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,750	5 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Development of maintenance system for utility plant	KRW	518	11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	41,190	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	44,502	9 years and 11 months
	Dangjin power plant load facility usage right	KRW	26,759	4 years and 3 months
Others	Sillim electricity supply facility usage right	KRW	2,196	4 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the nine-month period ended September 30, 2017 and 2016, the Company recognized research and development expenses of ~~W~~499,138 million and ~~W~~441,292 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

22.	Trade and Other Payables

Trade and other payables as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,012,002	—	2,610,373	—
Other trade payables		1,276,384	3,010,750	1,498,582	3,033,780
Accrued expenses		937,795	2,070	1,152,933	2,161
Leasehold deposits received		1,453	1,308	1,426	1,008
Other deposits received		192,156	102,180	197,711	93,751
Finance lease liabilities		129,035	319,851	121,176	420,003
Dividends payable		3,159	—	3,204	—
Others (*)		—	6,560	6	7,472

	~~W~~	4,551,984	3,442,719	5,585,411	3,558,175

(*)	Details of others as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	6,560	—	7,472
Others		—	—	6	—

	~~W~~	—	6,560	6	7,472

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Current liabilities
Short-term borrowings	~~W~~	2,225,512	805,523
Current portion of long-term borrowings		166,367	310,977
Current portion of debt securities		6,102,030	7,825,310
Less : Current portion of discount on long-term borrowings		(901)	(979)
Less : Current portion of discount on debt securities		(1,333)	(1,753)

		8,491,675	8,939,078

Non-current liabilities
Long-term borrowings		2,196,343	1,799,750
Debt securities		45,000,223	43,012,960
Less : Discount on long-term borrowings		(25,161)	(25,859)
Less : Discount on debt securities		(91,244)	(86,880)
Add : Premium on debt securities		106	156

		47,080,267	44,700,127

	~~W~~	55,571,942	53,639,205

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
September 30, 2017
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	2,391,879	6,102,030
1~ 5 years		784,523	27,369,330
Over 5 years		1,411,820	17,630,893

	~~W~~	4,588,222	51,102,253

In millions of won
December 31, 2016
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,116,500	7,825,310
1~ 5 years		295,162	24,462,410
Over 5 years		1,504,588	18,550,550

	~~W~~	2,916,250	50,838,270

(3)	Short-term borrowings as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2017
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment and securities and others	1.34~1.57	2017.10.10~ 2017.12.19	—	~~W~~	1,923,500
Foreign short-term borrowings	SCNT and others	4.60~6.50	2017.12.03	USD 8,955		10,269
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.41~0.63	2017.12.18	AUD 318,764		286,900
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2018.02.27	—		4,843

					~~W~~	2,225,512

In millions of won and thousands of foreign currencies
December 31, 2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	Woori Investment Bank and others	1.54~2.51	2017.01.25~ 2017.09.13	—	~~W~~	436,800
Foreign short-term borrowings	SCNT and others	1.58~6.50	2017.03.30~ 2017.12.03	USD 35,086		42,401
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.54~0.63	2017.05.17~ 2017.12.18	AUD 311,174		271,360
Local bank overdraft	Nonghyup Bank	2.45	2017.01.05	—		37,000
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2017.02.25	—		17,962

					~~W~~	805,523

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2017
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	~~W~~	5,271
	Facility	2.45~4.60	2023~2028	—		69,549
	Facility	1yr KoFC bond rate +0.31	2018	—		50,000
	Operating funds	2.59~2.75	2018~2020	—		17,000
KEB Hana Bank	Commercial Paper	3M CD+0.24~0.27	2022	—		200,000
	Facility	4.60	2028	—		15,343
	Facility	3yr KTB rate-1.25	2017~2028	—		9,124
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		27,988
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency(*)	Development of power resources	3yr KTB rate -2.25	2023~2025	—		7,067
	Facility	3yr KTB rate 2.25	2017~2024	—		3,254
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2028	—		18,687
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate +1.10	2028	—		23,015
	Operating funds	2.70~2.86	2017~2018	—		25,000
	Others	4.10	2035	—		105,000
	Others	Standard overdraft rate +1.10	2035	—		105,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		45,000
Others	Facility	1.75~4.60	2026~2029	—		149,470
	Facility	CB rate +1.10~1.20	2022~2028	—		45,293
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~8.00	2022~2039	—		102,347

						1,177,141

Foreign long-term borrowings
Korea Energy Agency(*)	Project loans	—	2021~2023	USD 8,744		10,026
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 173,845		281,168
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 294,240		337,405
	PF Loan	6M Libor+2.50~2.70	2032	USD 125,623		144,052
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 41,066		47,090
	Shareholder’s loan	8.00	2031	JOD 6,127		9,910
PT PJB	Shareholder’s loan	12.75	2019	IDR 16,581,724		1,406
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 3,366,000		34,347
Woori Bank and others	Syndicated Loan	JPY 6M Libor +2.00	2032	JPY 2,244,000		22,898
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 54,347		62,320
IFC and others	Others	6M Libor+5.00	2031	PKR 15,891,315		172,898
Federal Financing Bank	PF loan	2.39	2031	USD 50,448		57,849
Others	Others	—	2019	USD 3,661		4,200

						1,185,569

						2,362,710
Less : Discount of long-term borrowings						(26,062)
Less : Current portion of long-term borrowings						(166,367)
Add : Current portion of discount on long-term borrowings						901

					~~W~~	2,171,182

(*)	As of July 1, 2017, loan business for energy-related projects has been integrated into Korea Energy Agency in accordance with the Korean government’s restructuring of the public institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2016
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	~~W~~	5,663
	Facility	2.45~4.60	2023~2028	—		61,835
	Facility	1yr KoFC bond rate +0.31	2018	—		125,000
	Operating funds	2.75	2018	—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.14	2017	—		100,000
	Facility	4.60	2028	—		16,851
	Facility	3yr KTB rate -1.25	2017~2028	—		9,655
Korea Industrial Bank	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate -2.25	2022~2025	—		14,039
	Facility	3yr KTB rate -2.25	2017~2024	—		3,842
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2025	—		12,131
Shinhan Bank	Collateral borrowing	2.22	2017	—		30,000
	Facility	CB rate+1.10	2028	—		25,276
	Operating funds	2.70~2.86	2017~2018	—		25,000
	Others	4.10	2035	—		55,000
	Others	3yr KTB rate+1.10	2035	—		55,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023	—		45,000
Others	Facility	1.75~4.60	2026~2029	—		146,472
	Facility	CB rate+1.10~1.20	2022~2028	—		34,951
	PF Refinancing	4.10	2030	—		62,500
	Others	8.00	2036	—		102,347
	Others	—	2028	—		7,250

						1,006,980

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD 8,744		10,567
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 178,892		305,332
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 299,859		362,379
	PF Loan	6M Libor+2.50~2.70	2032	USD 119,647		144,594
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 40,618		49,086
	Shareholder’s loan	8.00	2031	JOD 7,128		12,166
PT PJB	Shareholder’s loan	12.75	2019	IDR 16,705,505		1,500
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 1,758,000		18,227
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.10	2032	JPY 1,172,000		12,151
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 37,978		45,897
IFC and others	Others	6M Libor+5.00	2031	PKR 11,706,160		134,972
Others	Others	—	2019	USD 5,691		6,876

						1,103,747

						2,110,727
Less : Discount of long-term borrowings						(26,838)
Less : Current portion of long-term borrowings						(310,977)
Add : Current portion of discount on long-term borrowings						979

					~~W~~	1,773,891

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	September 30, 2017		December 31, 2016
Electricity Bonds	2009.12.03~ 2017.09.18	2017.10.21~ 2037.09.18	1.62~5.45	~~W~~	20,020,000	19,860,000
Electricity Bonds	2013.06.25	2018.06.25	3M CD +0.31		150,000	310,000
Corporate Bonds (*1)	2009.05.04~ 2017.09.28	2017.10.30~ 2047.09.28	1.36~5.84		21,132,708	19,552,708

					41,302,708	39,722,708
Less : Discount on local debt securities					(38,386)	(34,667)
Less : Current portion of local debt securities					(5,070,000)	(5,650,010)
Add : Current portion of discount on local debt securities					953	728

				~~W~~	36,195,275	34,038,759

(*1)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (~~W~~2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2017
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,069	285,608
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717	360,886
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920	329,011
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000	204,084
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000	573,350
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000	860,025
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000	2,178,730
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000	472,548
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000	292,513
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000	573,350
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000	1,720,050
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000	344,010
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000	344,010
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000	1,261,370

					9,799,545
Less : Discount on foreign debt securities					(54,191)
Add : Premium on foreign debt securities					106
Less : Current portion of foreign debt securities					(1,032,030)
Add : Current portion of discount on foreign debt securities					380

					~~W~~8,713,810

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,068	~~W~~	300,999
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		380,335
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		346,743
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		207,362
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD 800,000		966,800
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD 1,750,000		2,114,875
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,296,150
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		472,532
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		283,416
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		604,250
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,812,750
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD 500,000		604,250
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		362,550
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		362,550

						11,115,562
Less : Discount on foreign debt securities						(53,966)
Add : Premium on foreign debt securities						156
Less : Current portion of foreign debt securities						(2,175,300)
Add : Current portion of discount on foreign debt securities						1,025

					~~W~~	8,887,477

(7)	Changes in borrowings and debt securities for the nine-month period ended September 30, 2017 are as follows:

In millions of won
Beginning balance	Cash flow	Effect of exchange rate fluctuations	Others	Ending balance
~~W~~ 53,639,205	2,344,597	(408,642)	(3,218)	55,571,942

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company entered into power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plant’s economic life.

(2)	Finance lease liabilities as of September 30, 2017 and December 31, 2016 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	September 30, 2017			December 31, 2016
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	174,779	129,035	175,512	121,176
1 ~ 5 years		305,752	229,623	404,029	306,282
More than 5 years		119,623	90,228	152,247	113,721

	~~W~~	600,154	448,886	731,788	541,179

(3)	Current and non-current portion of finance lease liabilities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Current finance lease liabilities	~~W~~	129,035	121,176
Non-current finance lease liabilities		319,851	420,003

	~~W~~	448,886	541,179

(4)	Lease payments recognized as an expense as a lessee for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Minimum lease payment	~~W~~	36,690	118,137	43,161	132,413
Contingent rent payment		(5,249)	(15,774)	(5,174)	(15,782)

(5)	The Company does not have any irrevocable operating lease contracts as of September 30, 2017 and December 31, 2016.

(6)	Changes in finance lease liabilities for the nine-month periods ended September 30, 2017 are as follows:

In millions of won
Beginning balance	Cash flow	Acquisition of finance lease assets	Ending balance
~~W~~ 541,179	(92,293)	—	448,886

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Net defined benefit obligations	~~W~~	1,981,438	1,678,470
Other long-term employee benefit obligations		7,394	7,788

	~~W~~	1,988,832	1,686,258

(2)	Principal assumptions on actuarial valuation as of September 30, 2017 and December 31, 2016 are as follows:

	September 30, 2017	December 31, 2016
Discount rate	2.64% ~ 2.84%	2.45% ~ 2.64%
Future salary and benefit levels	5.49%	5.23%
Weighted average duration	13.27 years	13.34 years

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Current service cost	~~W~~	96,932	284,468	90,248	264,617
Interest cost		20,436	57,903	16,905	48,961
Expected return on plan assets		(7,661)	(22,823)	(5,627)	(17,052)
Loss from settlement		(59)	(515)	(497)	(543)

	~~W~~	109,648	319,033	101,029	295,983

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cost of sales	~~W~~	82,643	241,455	74,469	218,946
Selling and administrative expenses		14,435	42,024	14,619	42,186
Others (Construction-in-progress and others)		12,570	35,554	11,941	34,851

	~~W~~	109,648	319,033	101,029	295,983

In addition, for the nine-month periods ended September 30, 2017 and 2016, employee benefit obligations expenses of ~~W~~47,344 million and ~~W~~44,241 million, respectively, is recognized as cost of sales, and ~~W~~8,601 million and ~~W~~8,366 million, respectively, is recognized as selling and administrative expenses, and ~~W~~9,859 million and ~~W~~10,277 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Present value of defined benefit obligation from funded plans	~~W~~	3,161,178	2,867,377
Fair value of plan assets		(1,179,740)	(1,188,907)

		1,981,438	1,678,470
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	1,981,438	1,678,470

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Beginning balance	~~W~~	2,867,377	2,426,414
Current service cost		284,468	378,930
Interest cost (*)		57,903	67,104
Remeasurement component		47,236	120,993
Loss from settlement		(515)	(707)
Actual payments		(95,282)	(125,233)
Others		(9)	(124)

Ending balance	~~W~~	3,161,178	2,867,377

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Beginning balance	~~W~~	1,188,907	930,632
Expected return		22,823	23,612
Remeasurement component		(5,477)	(5,706)
Contributions by the employers		9,570	312,125
Actual payments		(36,083)	(71,756)

Ending balance	~~W~~	1,179,740	1,188,907

In addition, loss on accumulated remeasurement component amounted to ~~W~~231,897 million and ~~W~~222,997 million has been recognized as other comprehensive income or loss for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Equity instruments	~~W~~	108,294	86,054
Debt instruments		351,508	383,654
Bank deposit		105,835	305,670
Others		614,103	413,529

	~~W~~	1,179,740	1,188,907

For the nine-month period ended September 30, 2017 and for the year ended December 31, 2016, actual returns on plan assets amounted to ~~W~~17,346 million and ~~W~~17,906 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Actuarial gain from changes in financial assumptions	~~W~~	(82,792)	(27,792)
Experience adjustments		130,028	148,785
Expected return		5,477	5,706

	~~W~~	52,713	126,699

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	822,842	—	810,607	—

Litigation
Litigation provisions		41,381	22,810	79,359	118,878

Decommissioning cost
Nuclear plants		—	10,466,319	—	10,195,928
Spent fuel		—	1,339,046	—	1,374,225
Radioactive waste		2,566	1,458,095	2,566	1,476,936
PCBs		—	183,823	—	191,744
Other recovery provisions		—	5,461	—	507

Others
Power plant regional support program		174,107	—	152,851	—
Transmission regional support program		254,395	—	282,608	—
Provisions for tax		3,035	136	106	136
Provisions for financial guarantee		21	24,638	458	29,207
Provisions for RPS		389,040	—	417,404	—
Provisions for greenhouse gas emissions obligations		11,895	—	249,644	—
Others		30,139	8,259	4,385	39,590

	~~W~~	1,729,421	13,508,587	1,999,988	13,427,151

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	810,607	689,907	(677,672)	—	—	822,842

Litigation
Litigation provisions		198,237	15,263	(145,345)	(4,232)	268	64,191

Decommissioning cost
Nuclear plants		10,195,928	271,558	(1,167)	—	—	10,466,319
Spent fuel		1,374,225	256,479	(291,658)	—	—	1,339,046
Radioactive waste		1,479,502	23,115	(41,956)	—	—	1,460,661
PCBs		191,744	3,982	(11,903)	—	—	183,823
Other recovery provisions		507	4,438	—	—	516	5,461

Others
Power plant regional support program		152,851	49,559	(39,058)	—	10,755	174,107
Transmission regional support program		282,608	106,003	(134,216)	—	—	254,395
Provisions for tax		242	3,010	(69)	—	(12)	3,171
Provisions for financial guarantee		29,665	2,792	—	(7,794)	(4)	24,659
Provisions for RPS		417,404	221,310	(176,998)	(72,676)	—	389,040
Provisions for greenhouse gas emissions obligations		249,644	35,714	(256,759)	(16,704)	—	11,895
Others		43,975	247	(4,154)	(12)	(1,658)	38,398

	~~W~~	15,427,139	1,683,377	(1,780,955)	(101,418)	9,865	15,238,008

In millions of won	December 31, 2016
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	718,365	1,047,342	(947,982)	(7,108)	(10)	810,607

Litigation
Litigation provisions		167,965	124,931	(294,403)	(20,736)	220,480	198,237

Decommissioning cost
Nuclear plants		9,684,286	513,383	(1,741)	—	—	10,195,928
Spent fuel		1,375,185	469,982	(470,942)	—	—	1,374,225
Radioactive waste		1,502,140	49,092	(71,998)	—	268	1,479,502
PCBs		182,400	30,675	(21,331)	—	—	191,744
Other recovery provisions		862	—	—	(20)	(335)	507

Others
Power plant regional support program		129,655	50,252	(41,540)	—	14,484	152,851
Transmission regional support program		228,785	253,664	(199,841)	—	—	282,608
Provisions for tax		136	125	—	—	(19)	242
Provisions for financial guarantee		4,288	29,741	—	(4,298)	(66)	29,665
Provisions for RPS		363,178	420,154	(309,975)	(55,953)	—	417,404
Provisions for greenhouse gas emissions obligations		78,829	298,618	(116,336)	(11,467)	—	249,644
Others		7,856	37,491	(2,699)	(9)	1,336	43,975

	~~W~~	14,443,930	3,325,450	(2,478,788)	(99,591)	236,138	15,427,139

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

27.	Government Grants

(1)	Government grants as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Land	~~W~~	(21,973)	(3,204)
Buildings		(57,938)	(61,188)
Structures		(193,779)	(197,641)
Machinery		(102,726)	(111,064)
Vehicles		(3,757)	(107)
Equipment		(636)	(732)
Tools		(207)	(430)
Construction-in-progress		(142,852)	(135,807)
Investment properties		(86)	(64)
Software		(421)	(595)
Development expenditures		(2,984)	(5,152)
Intangible assets under development		(11,852)	(11,090)
Usage rights of donated assets and other		(13)	(21)

	~~W~~	(539,224)	(527,095)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(37,899)	—	—	—	37,899	—
Land		(3,204)	—	—	—	—	(18,769)	(21,973)
Buildings		(61,188)	—	—	4,306	28	(1,084)	(57,938)
Structures		(197,641)	—	—	7,337	1,406	(4,881)	(193,779)
Machinery		(111,064)	—	—	9,409	360	(1,431)	(102,726)
Vehicles		(107)	—	—	532	—	(4,182)	(3,757)
Equipment		(732)	—	—	262	—	(166)	(636)
Tools		(430)	—	—	223	—	—	(207)
Construction-in-progress		(135,807)	—	29,178	—	—	(36,223)	(142,852)
Investment properties		(64)	—	—	1	—	(23)	(86)
Software		(595)	—	—	174	—	—	(421)
Development expenditures		(5,152)	—	—	2,168	—	—	(2,984)
Intangible assets under development		(11,090)	—	—	—	—	(762)	(11,852)
Usage rights of donated assets and other		(21)	—	—	8	—	—	(13)
Others		—	—	—	—	—	—	—

	~~W~~	(527,095)	(37,899)	29,178	24,420	1,794	(29,622)	(539,224)

In millions of won	December 31, 2016
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(32,878)	—	—	—	32,878	—
Land		(3,147)	—	—	—	14	(71)	(3,204)
Buildings		(63,932)	—	—	5,299	731	(3,286)	(61,188)
Structures		(193,119)	—	—	9,491	2,597	(16,610)	(197,641)
Machinery		(108,935)	—	—	12,272	1,210	(15,611)	(111,064)
Vehicles		(29)	—	—	25	—	(103)	(107)
Equipment		(1,026)	—	—	452	—	(158)	(732)
Tools		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		(139,898)	—	32,525	—	—	(28,434)	(135,807)
Investment properties		(13)	—	—	1	—	(52)	(64)
Software		(699)	—	—	249	—	(145)	(595)
Development expenditures		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		(10,483)	—	991	—	—	(1,598)	(11,090)
Usage rights of donated assets and other		(32)	—	—	11	—	—	(21)
Others		(1)	—	—	1	—	—	—

	~~W~~	(528,840)	(32,878)	33,516	30,867	4,552	(34,312)	(527,095)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of September 30, 2017 and December 31, 2016 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	September 30, 2017		December 31, 2016
Beginning balance	~~W~~	7,825,765	7,165,297
Increase during the current year / period		738,235	1,087,765
Recognized as revenue during the current year / period		(356,336)	(427,297)

Ending balance	~~W~~	8,207,664	7,825,765

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,758,556	189,474	4,498,739	148,404
Unearned revenue		44,827	25,274	26,084	41,936
Deferred revenue		468,944	7,738,720	445,018	7,380,747
Withholdings		329,816	11,408	263,263	10,781
Others		1,407,974	16,867	1,135,106	9,737

	~~W~~	6,010,117	7,981,743	6,368,210	7,591,605

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won except share information
	September 30, 2017
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2016
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

Number of shares	September 30, 2017	December 31, 2016
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,833,844	31,847,275
Retained earnings before appropriations		18,121,826	19,721,686

Retained earnings	~~W~~	54,560,580	53,173,871

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		29,016,395	26,029,826
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,833,844	31,847,275

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Beginning balance	~~W~~	53,173,871	48,187,241
Net profit for the period attributed to owner of the Company		2,687,115	7,048,581
Changes in equity method retained earnings		76	(2,532)
Remeasurement of defined benefit liability, net of tax		(29,393)	(69,330)
Dividend paid		(1,271,089)	(1,990,089)

Ending balance	~~W~~	54,560,580	53,173,871

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,980	1,271,089

In millions of won	December 31, 2016
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	3,100	1,990,089

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Beginning balance	~~W~~	(4,943)	(2,411)
Changes		76	(2,532)

Ending balance	~~W~~	(4,867)	(4,943)

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Beginning balance	~~W~~	(222,997)	(202,878)
Changes		(51,614)	(119,316)
Income tax effect		22,221	49,986
Transfer to reserve for business expansion		20,493	49,211

Ending balance	~~W~~	(231,897)	(222,997)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

32.	Hybrid Bonds

Hybrid securities classified as equity (non-controlling interest) as of September 30, 2017 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	Amount
Korea Western Power Co., Ltd.	1st hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	~~W~~	100,000
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38		170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of issuance						(1,340)

					~~W~~	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides to not pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

33.	Other Components of Equity

(1)	Other components of equity as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Other capital surplus	~~W~~	1,234,009	1,235,146
Accumulated other comprehensive loss		(61,625)	(33,875)
Other equity		13,294,973	13,294,973

	~~W~~	14,467,357	14,496,244

(2)	Changes in other capital surplus for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017				December 31, 2016
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	847,622	1,235,146	387,524	809,864	1,197,388
Disposal of subsidiary		—	—	—	—	36,008	36,008
Issuance of share capital of subsidiary		—	(1,137)	(1,137)	—	1,750	1,750

Ending balance	~~W~~	387,524	846,485	1,234,009	387,524	847,622	1,235,146

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(110)	—	—	—	(110)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	(28,850)	—	—	(28,850)
Foreign currency translation of foreign operations, net of tax		—	—	(821)	—	(821)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	2,031	2,031

Ending balance	~~W~~	36,260	192,605	(223,877)	(66,613)	(61,625)

In millions of won	December 31, 2016
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		61,275	—	—	—	61,275
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(54,918)	—	—	(54,918)
Foreign currency translation of foreign operations, net of tax		—	—	31,406	—	31,406
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	27,075	27,075

Ending balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)

(4)	Details of other equity for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

34.	Sales

Details of sales for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017
	Domestic			Overseas		Total
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended
Sales of goods	~~W~~	15,241,696	41,288,145	115,434	300,506	15,357,130	41,588,651
Electricity		15,121,330	40,770,117	—	—	15,121,330	40,770,117
Heat supply		3,962	136,571	—	—	3,962	136,571
Others		116,404	381,457	115,434	300,506	231,838	681,963
Sales of services		42,336	134,965	41,734	108,939	84,070	243,904
Sales of construction services		24,235	65,833	601,166	2,005,151	625,401	2,070,984
Revenue related to transfer of assets from customers		121,126	356,336	—	—	121,126	356,336

	~~W~~	15,429,393	41,845,279	758,334	2,414,596	16,187,727	44,259,875

In millions of won	September 30, 2016
	Domestic			Overseas		Total
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended	Three-month period ended	Nine-month period ended
Sales of goods	~~W~~	14,607,157	41,087,378	94,322	271,586	14,701,479	41,358,964
Electricity		14,507,424	40,591,506	—	—	14,507,424	40,591,506
Heat supply		3,144	127,227	—	—	3,144	127,227
Others		96,589	368,645	94,322	271,586	190,911	640,231
Sales of service		47,033	140,645	42,548	126,663	89,581	267,308
Sales of construction services		28,283	92,126	1,009,612	2,873,096	1,037,895	2,965,222
Revenue related to transfer of assets from customers		114,543	312,756	—	—	114,543	312,756

	~~W~~	14,797,016	41,632,905	1,146,482	3,271,345	15,943,498	44,904,250

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	175,450	523,675	166,455	503,117
Retirement benefit expense		17,365	50,625	17,489	50,552
Welfare and benefit expense		63,374	119,050	60,073	110,802
Insurance expense		2,581	9,608	2,772	8,414
Depreciation		47,375	141,988	38,405	111,860
Amortization of intangible assets		11,257	32,547	8,487	26,446
Bad debt expense		8,225	16,860	8,300	23,528
Commission		153,848	475,538	144,603	444,781
Advertising expense		5,437	22,537	5,266	22,222
Training expense		2,224	5,457	2,096	4,241
Vehicle maintenance expense		2,528	7,365	2,696	7,321
Publishing expense		575	2,371	550	2,453
Business development expense		794	2,827	788	2,544
Rent expense		12,647	28,578	9,582	28,725
Telecommunication expense		6,171	18,909	6,783	20,320
Transportation expense		96	334	139	427
Taxes and dues		3,845	33,313	4,313	36,863
Expendable supplies expense		1,352	4,671	1,553	4,181
Water, light and heating expense		2,943	8,697	2,390	7,429
Repairs and maintenance expense		18,578	42,319	17,251	46,032
Ordinary development expense		54,802	142,933	41,005	111,197
Travel expense		3,851	12,735	3,428	12,437
Clothing expense		2,588	3,418	1,381	2,397
Survey and analysis expense		184	514	157	468
Membership fee		217	984	208	970
Others		36,972	109,835	175,125	232,683

	~~W~~	635,279	1,817,688	721,295	1,822,410

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Reversal of other provisions	~~W~~	1,532	3,925	12,065	17,677
Reversal of other allowance for bad debt		—	—	—	1,214
Gains on government grants		123	628	28	64
Gains on assets contributed		149	1,261	203	1,719
Gains on liabilities exempted		137	759	682	987
Compensation and reparations revenue		19,748	68,359	30,786	94,730
Revenue from research contracts		5,409	8,288	2,258	4,685
Rental income		49,069	143,796	62,879	164,820
Others		4,080	45,893	877	19,194

	~~W~~	80,247	272,909	109,778	305,090

(2)	Other non-operating expense for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Accretion expenses of other provisions	~~W~~	77	6,894	154	273
Depreciation expenses on investment properties		408	953	179	508
Depreciation expenses on idle assets		1,650	4,963	1,664	4,975
Other bad debt expense		—	405	—	4,586
Donations		15,582	48,165	6,973	42,360
Others		55	21,890	1,713	10,571

	~~W~~	17,772	83,270	10,683	63,273

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other gains
Gains on disposal of property, plant, and equipment	~~W~~	13,724	33,742	18,173	48,131
Gains on disposal of intangible assets		72	555	—	—
Gains on foreign currency translation		295	10,105	5,468	14,121
Gains on foreign currency transaction		16,164	72,783	19,345	43,134
Gains on insurance proceeds		—	383	—	—
Others		32,189	195,859	39,942	133,673

Other losses
Losses on disposal of property, plant and equipment		(11,055)	(31,251)	(6,623)	(27,754)
Losses on disposal of intangible assets		—	(79)	(5)	(143)
Losses on foreign currency translation		(4,959)	(20,142)	(9,554)	(13,829)
Losses on foreign currency transaction		(12,666)	(34,854)	(7,548)	(41,214)
Others		(35,510)	(75,846)	(6,805)	(32,941)

	~~W~~	(1,746)	151,255	52,393	123,178

38.	Finance Income

(1)	Finance Income for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest income	~~W~~	46,779	155,133	56,368	188,889
Dividends income		—	10,971	286	10,281
Gains on disposal of financial assets		56	564	1	1,481
Gains on valuation of derivatives		87,277	25,605	—	30,871
Gains on transaction of derivatives		9,519	24,870	3,874	26,914
Gains on foreign currency translation		5,575	481,597	606,821	749,586
Gains on foreign currency transaction		54,730	137,450	12,434	28,319
Others		—	—	—	1

	~~W~~	203,936	836,190	679,784	1,036,342

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

38.	Finance Income, Continued

(2)	Interest income included in finance income for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cash and cash equivalents	~~W~~	7,666	26,280	12,174	50,713
Available-for-sale financial assets		145	145	—	—
Held-to-maturity investments		20	63	25	79
Loans and receivables		11,206	25,702	5,830	19,931
Short-term financial instrument		8,440	19,420	8,404	33,861
Long-term financial instrument		2,307	5,308	981	5,876
Trade and other receivables		16,995	78,215	28,954	78,429

	~~W~~	46,779	155,133	56,368	188,889

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

39.	Finance Expenses

(1)	Finance expenses for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest expense	~~W~~	463,202	1,340,578	437,700	1,318,959
Losses on sale of financial assets		—	1,092	—	—
Losses on valuation of financial assets at fair value through profit or loss		—	393	—	—
Impairment of available-for-sale financial assets		—	118	4,613	4,706
Losses on valuation of derivatives		27,039	336,420	571,867	602,298
Losses on transaction of derivatives		53,853	172,673	27,044	97,831
Losses on foreign currency translation		103,006	134,674	51,852	153,297
Losses on foreign currency transaction		4,854	20,464	11,911	54,299
Losses on repayment of financial liabilities		—	5	—	—
Others		228	877	193	452

	~~W~~	652,182	2,007,294	1,105,180	2,231,842

(2)	Interest expense included in finance expenses for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Trade and other payables	~~W~~	108,118	136,228	16,772	50,278
Short-term borrowings		8,824	28,832	2,467	5,286
Long-term borrowings		32,791	71,477	21,428	63,877
Debt securities		423,730	1,274,317	469,524	1,457,688
Other financial liabilities		29,672	277,661	120,838	361,577

		603,135	1,788,515	631,029	1,938,706
Less: capitalized borrowing costs		(139,933)	(447,937)	(193,329)	(619,747)

	~~W~~	463,202	1,340,578	437,700	1,318,959

Capitalization rates for the nine-month periods ended September 30, 2017 and 2016 are 2.29% ~ 3.59% and 2.29% ~ 3.76% respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

40.	Income Taxes

(1)	Income tax expense for the nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017		September 30, 2016
Current income tax expense
Payment of income tax	~~W~~	700,253	2,678,549
Adjustment in respect of prior years due to change in estimate		20,656	45,356
Current income tax directly recognized in equity		40,193	106,019
Provisions for tax		3,010	—

		764,112	2,829,924

Deferred income tax expense
Generation and realization of temporary differences		610,643	334,166
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(3,250)	(2,025)
Changes in deferred tax on tax losses carryforwards		—	—
Tax credit carryforwards		—	2,260

		607,393	334,401

Income tax expense	~~W~~	1,371,505	3,164,325

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017		September 30, 2016
Income before income tax	~~W~~	4,159,692	10,033,153

Income tax expense computed at applicable tax rate of 24.2%		1,006,645	2,428,023

Adjustments
Additional payment of income taxes or receipt of income tax refunds		—	(1,411)
Effect of applying gradual tax rate		(3,812)	(3,402)
Effect of non-taxable income		(18,700)	(29,911)
Effect of non-deductible expenses		4,360	19,290
Effects of tax credits and deduction		(152,115)	(32,588)
Reversal of unrecognized deferred tax asset, net		(3,250)	(2,025)
Deferred income tax related to investments in subsidiaries and associates		506,081	731,627
Others, net		11,640	9,366

		344,204	690,946
Adjustment in respect of prior years due to change in estimate		20,656	45,356

Income tax expense	~~W~~	1,371,505	3,164,325

Effective tax rate		33.00%	31.50%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017		September 30, 2016
Dividends of hybrid securities	~~W~~	3,935	3,943

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

40.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017		September 30, 2016
Income tax recognized as other comprehensive income (loss)
Loss on valuation of available-for-sale financial assets	~~W~~	(5,389)	(12,383)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(1,179)	(20,339)
Remeasurement of defined benefit obligations		22,221	113,774
Investments in associates		3,289	9,383
Others		17,316	11,641

	~~W~~	36,258	102,076

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	493,331	62,376	22,221	—	577,928
Cash flow hedge		(53,583)	67,750	(1,179)	—	12,988
Investments in associates or subsidiaries		(7,166,345)	(395,525)	3,289	—	(7,558,581)
Property, plant and equipment		(5,527,318)	(293,186)	—	—	(5,820,504)
Finance lease		(345,431)	(29,403)	—	—	(374,834)
Intangible assets		8,987	2,754	—	—	11,741
Financial assets at fair value through profit or loss		(62)	27	—	—	(35)
Available-for-sale financial assets		(68,347)	(3,068)	(5,389)	—	(76,804)
Deferred revenue		213,859	(5,649)	—	—	208,210
Provisions		3,583,371	(26,964)	—	—	3,556,407
Doubtful receivables		2,696	—	—	—	2,696
Other finance liabilities		30,249	(2,359)	—	3,935	31,825
Gains on foreign exchange translation		138,938	(57,769)	—	—	81,169
Allowance for doubtful accounts		17,252	2,985	—	—	20,237
Accrued income		(5,367)	603	—	—	(4,764)
Special deduction for property, plant and equipment		(194,309)	159	—	—	(194,150)
Reserve for research and human development		(12,883)	4,370	—	—	(8,513)
Others		695,870	25,313	17,316	—	738,499

		(8,189,092)	(647,586)	36,258	3,935	(8,796,485)

Deferred income tax on unused tax losses and tax credit
Tax credit		35,703	—	—	—	35,703

		35,703	—	—	—	35,703

	~~W~~	(8,153,389)	(647,586)	36,258	3,935	(8,760,782)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

40.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows, continued:

In millions of won	December 31, 2016
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	407,342	36,003	49,986	—	493,331
Cash flow hedge		(29,013)	(6,235)	(18,335)	—	(53,583)
Investments in associates or subsidiaries		(6,449,998)	(717,072)	7,731	(7,006)	(7,166,345)
Property, plant and equipment		(5,495,786)	(31,532)	—	—	(5,527,318)
Finance lease		(272,430)	(73,001)	—	—	(345,431)
Intangible assets		9,420	(433)	—	—	8,987
Financial assets at fair value through profit or loss		(4)	(58)	—	—	(62)
Available-for-sale financial assets		(49,199)	(11,005)	(8,143)	—	(68,347)
Deferred revenue		215,361	(1,502)	—	—	213,859
Provisions		3,372,423	210,948	—	—	3,583,371
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(1,302)	—	5,253	30,249
Gains or losses on foreign exchange translation		128,714	10,224	—	—	138,938
Allowance for doubtful accounts		18,976	(1,724)	—	—	17,252
Accrued income		(11,231)	5,864	—	—	(5,367)
Special deduction for property, plant and equipment		(194,347)	38	—	—	(194,309)
Reserve for research and human development		(20,688)	7,805	—	—	(12,883)
Others		576,585	118,712	573	—	695,870

		(7,766,172)	(452,979)	31,812	(1,753)	(8,189,092)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	8,588	—	—	35,703

		27,112	8,591	—	—	35,703

	~~W~~	(7,739,060)	(444,388)	31,812	(1,753)	(8,153,389)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Deferred income tax assets	~~W~~	754,444	795,131
Deferred income tax liabilities		(9,515,226)	(8,948,520)

	~~W~~	(8,760,782)	(8,153,389)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

40.	Income Taxes, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Deductible temporary differences	~~W~~	421,380	426,718

41.	Assets Held-for-Sale

Assets held-for-sale as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Land (*1)	~~W~~	2,765	2,907
Building (*1)		19,369	20,366
Investments in associates (*2, 3)		42,569	42,569

	~~W~~	64,703	65,842

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.
(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, plans to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and reclassified the relevant book value to non-current assets held-for-sale.
(*3)	The Company initiated efforts to sell its shares in Yeongwol Energy Station Co., Ltd. during the year ended December 31, 2016 and expects them to be sold in 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	11,498,275	11,498,275
Salaries		523,675	2,472,557	2,996,232
Retirement benefit expense		50,625	288,799	339,424
Welfare and benefit expense		119,050	374,513	493,563
Insurance expense		9,608	72,721	82,329
Depreciation		141,988	7,045,129	7,187,117
Amortization of intangible assets		32,547	55,659	88,206
Bad debt expense		16,860	—	16,860
Commission		475,538	338,216	813,754
Advertising expense		22,537	6,314	28,851
Training expense		5,457	9,195	14,652
Vehicle maintenance expense		7,365	5,424	12,789
Publishing expense		2,371	2,466	4,837
Business development expense		2,827	3,546	6,373
Rent expense		28,578	104,175	132,753
Telecommunication expense		18,909	55,292	74,201
Transportation expense		334	6,401	6,735
Taxes and dues		33,313	350,967	384,280
Expendable supplies expense		4,671	24,070	28,741
Water, light and heating expense		8,697	23,783	32,480
Repairs and maintenance expense		42,319	1,422,576	1,464,895
Ordinary development expense		142,933	356,205	499,138
Travel expense		12,735	51,236	63,971
Clothing expense		3,418	2,319	5,737
Survey and analysis expense		514	2,546	3,060
Membership fee		984	8,206	9,190
Power purchase		—	10,386,822	10,386,822
Others		109,835	2,392,176	2,502,011

	~~W~~	1,817,688	37,359,588	39,177,276

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses	classified by nature for the nine-month periods ended September 30, 2017 and 2016 are as follows, continued:

In millions of won	September 30, 2016
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	9,546,028	9,546,028
Salaries		503,117	2,337,045	2,840,162
Retirement benefit expense		50,552	263,187	313,739
Welfare and benefit expense		110,802	339,601	450,403
Insurance expense		8,414	62,524	70,938
Depreciation		111,860	6,389,065	6,500,925
Amortization of intangible assets		26,446	25,776	52,222
Bad debt expense		23,528	—	23,528
Commission		444,781	306,060	750,841
Advertising expense		22,222	6,343	28,565
Training expense		4,241	8,426	12,667
Vehicle maintenance expense		7,321	4,913	12,234
Publishing expense		2,453	2,720	5,173
Business development expense		2,544	3,342	5,886
Rent expense		28,725	100,693	129,418
Telecommunication expense		20,320	57,148	77,468
Transportation expense		427	3,733	4,160
Taxes and dues		36,863	344,483	381,346
Expendable supplies expense		4,181	22,575	26,756
Water, light and heating expense		7,429	19,866	27,295
Repairs and maintenance expense		46,032	1,247,771	1,293,803
Ordinary development expense		111,197	330,095	441,292
Travel expense		12,437	46,727	59,164
Clothing expense		2,397	2,114	4,511
Survey and analysis expense		468	2,146	2,614
Membership fee		970	8,185	9,155
Power purchase		—	7,656,131	7,656,131
Others		232,683	3,211,132	3,443,815

	~~W~~	1,822,410	32,347,829	34,170,239

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In won	September 30, 2017			September 30, 2016
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Basic earnings per share	~~W~~	2,326	4,186	4,538	10,554

(2)	Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the three and nine-month periods ended September 30, 2017 and 2016 are as follows

In millions of won except number of shares	September 30, 2017			September 30, 2016
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Controlling interest in net income	~~W~~	1,493,036	2,687,115	2,913,361	6,775,278
Profit used in the calculation of total basic earnings per share		1,493,036	2,687,115	2,913,361	6,775,278
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings per share for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In number of shares	September 30, 2017		September 30, 2016
Type	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings per share are same as basic earnings per share for the nine-month periods ended September 30, 2017 and 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains consistent with the prior year.

Details of the Company’s capital management accounts as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Total borrowings and debt securities	~~W~~	55,571,942	53,639,205
Cash and cash equivalents		2,815,323	3,051,353

Net borrowings and debt securities		52,756,619	50,587,852

Total shareholder’s equity		74,444,564	73,050,545

Debt to equity ratio		70.87%	69.25%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	2,815,323	3,051,353
Derivative assets (trading)		141,746	367,477
Available-for-sale financial assets		880,440	1,014,732
Held-to-maturity investments		3,077	3,244
Loans and receivables		943,194	834,207
Long-term/short-term financial instruments		2,994,491	2,695,926
Financial assets at fair value through profit or loss		78,107	—
Derivative assets (applying hedge accounting)		144,340	413,897
Trade and other receivables		8,704,082	9,692,391
Financial guarantee contracts (*)		1,176,783	1,396,152

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won		September 30, 2017			December 31, 2016
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	395,861	(344,256)	344,874	(304,685)
Discount rate	Increase (decrease) in defined benefit obligation		(334,976)	396,762	(305,031)	371,689

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the nine-month period ended September 30, 2017 and 2016 are ~~W~~8,926 million and ~~W~~6,841 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of September 30, 2017 and Dember 31, 2016 are as follows:

Type	Accounts	September 30, 2017	December 31, 2016
PCBs	Inflation rate	1.29%	1.29%
	Discount rate	2.77%	2.77%
Nuclear plants	Inflation rate	1.40%	1.40%
	Discount rate	3.55%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won		September 30, 2017			December 31, 2016
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(691)	695	(817)	822
	Nuclear plants		(207,398)	213,098	(209,277)	215,139
	Spent fuel		(51,015)	52,997	(52,353)	54,387
Inflation rate	PCBs		851	(847)	834	(830)
	Nuclear plants		246,480	(239,745)	240,115	(233,553)
	Spent fuel		53,763	(51,823)	55,173	(53,182)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2017 and December 31, 2016 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
AED	24,348	7,479	269	1,534
AUD	145	187	643,764	632,613
BDT	56,162	49,110	2,176	833
BWP	523	4,296	—	3,222
CHF	—	—	400,000	400,308
CNY	13,002	—	26,140	—
EUR	3,811	17,585	14,003	14,111
GBP	3	3	—	110
IDR	156,179	52,568	12,626	—
INR	1,219,600	1,059,092	104,364	161,631
IRR	—	—	6,500	—
JOD	1,149	1,746	5	5
JPY	15,334	520,746	20,950,888	20,442,504
KZT	12,157	12,157	—	—
MGA	2,985,750	3,408,579	76,896	150,430
PHP	146,920	415,818	148,276	136,700
PKR	216,978	274,090	2,602	5,051
SAR	1,126	1,149	—	—
USD	1,086,547	1,319,524	8,398,937	9,445,567
UYU	2,820	1,307	261	586
ZAR	492	386	3	75

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of income before income tax	~~W~~	(963,295)	963,295	(1,101,372)	1,101,372
Increase (decrease) of shareholder’s equity (*)		(963,295)	963,295	(1,101,372)	1,101,372

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2017 and December 31, 2016.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
Type	September 30, 2017		December 31, 2016
Short-term borrowings	~~W~~	291,743	289,322
Long-term borrowings		1,549,681	1,459,969
Debt securities		723,350	1,518,500

	~~W~~	2,564,774	3,267,791

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(25,648)	25,648	(32,678)	32,678
Increase (decrease) of shareholder’s equity (*)		(25,648)	25,648	(32,678)	32,678

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	407,701	(407,701)	405,915	(405,915)
Increase (decrease) of shareholder’s equity (*)		407,701	(407,701)	405,915	(405,915)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of September 30, 2017 and December 31, 2016. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	September 30, 2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,164,594	9,695,411	23,446,906	22,688,405	65,995,316
Finance lease liabilities		174,779	109,416	196,337	119,622	600,154
Trade and other payables		4,422,949	295,015	673,534	2,154,319	7,545,817
Financial guarantee contracts (*)		—	15,257	990,676	170,850	1,176,783

	~~W~~	14,762,322	10,115,099	25,307,453	25,133,196	75,318,070

In millions of won	December 31, 2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,613,185	9,786,209	19,353,498	24,461,835	64,214,727
Finance lease liabilities		175,512	174,534	229,495	152,247	731,788
Trade and other payables		5,464,234	307,222	660,426	2,170,525	8,602,407
Financial guarantee contracts (*)		249,200	40,617	865,842	240,493	1,396,152

	~~W~~	16,502,131	10,308,582	21,109,261	27,025,100	74,945,074

(*)	This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of September 30, 2017 and December 31, 2016 are ~~W~~24,659 million and ~~W~~29,665 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of September 30, 2017 and December 31, 2016 in detail are as follows:

In millions of won	September 30, 2017
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,815,323	—	—	—	2,815,323
Available-for-sale financial assets		—	—	285,770	594,670	880,440
Held-to-maturity investments		12	3,065	—	—	3,077
Loans and receivables		244,819	266,542	461,948	12,979	986,288
Long-term/short-term financial Instruments		2,484,312	212,327	297,524	328	2,994,491
Financial assets at fair value through profit or loss		—	—	78,107	—	78,107
Trade and other receivables		6,890,980	916,284	844,943	59,002	8,711,209

	~~W~~	12,435,446	1,398,218	1,968,292	666,979	16,468,935

In millions of won	December 31, 2016
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,051,353	—	—	—	3,051,353
Available-for-sale financial assets		—	—	—	1,014,732	1,014,732
Held-to-maturity investments		114	3,126	4	—	3,244
Loans and receivables		198,133	233,564	439,666	5,591	876,954
Long-term/short-term financial instruments		2,281,460	200,001	214,122	343	2,695,926
Trade and other receivables		7,790,953	915,679	919,901	74,199	9,700,732

	~~W~~	13,322,013	1,352,370	1,573,693	1,094,865	17,342,941

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(4,986)	(22,324)	(60,659)	—	(87,969)
- Hedging		(2,596)	(2,596)	(39,267)	(28,558)	(73,017)

	~~W~~	(7,582)	(24,920)	(99,926)	(28,558)	(160,986)

In millions of won	December 31, 2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(3,081)	(24,044)	—	(2,799)	(29,924)
- Hedging		(2,645)	(2,645)	(56,484)	(56,575)	(118,349)

	~~W~~	(5,726)	(26,689)	(56,484)	(59,374)	(148,273)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i) Fair value and book value of financial assets and liabilities as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	880,440	880,440	1,014,732	1,014,732
Derivative assets (trading)		141,746	141,746	367,477	367,477
Derivative assets (applying hedge accounting)		144,340	144,340	413,897	413,897
Long-term financial instruments		510,179	510,179	414,466	414,466
Short-term financial instruments		2,484,312	2,484,312	2,281,460	2,281,460
Financial assets at fair value through profit or loss		78,107	78,107	—	—

		4,239,124	4,239,124	4,492,032	4,492,032

Assets carried at amortized cost
Held-to-maturity investments		3,077	3,077	3,244	3,244
Loans and receivables		943,194	943,194	834,207	834,207
Trade and other receivables		8,704,082	8,704,082	9,692,391	9,692,391
Cash and cash equivalents		2,815,323	2,815,323	3,051,353	3,051,353

		12,465,676	12,465,676	13,581,195	13,581,195

Liabilities recognized at fair value
Derivative liabilities (trading)		26,418	26,418	21,529	21,529
Derivative liabilities (applying hedge accounting)		123,744	123,744	117,157	117,157

		150,162	150,162	138,686	138,686

Liabilities carried at amortized cost
Secured borrowings		1,094,655	1,094,655	744,565	744,565
Unsecured bond		51,009,782	53,813,493	50,749,793	54,455,659
Finance lease liabilities		448,886	448,886	541,179	541,179
Unsecured borrowings		3,462,662	3,463,452	2,089,885	2,099,574
Trade and other payables (*2)		7,545,817	7,545,817	8,602,407	8,602,407
Bank overdraft		4,843	4,843	54,962	54,962

	~~W~~	63,566,645	66,371,146	62,782,791	66,498,346

(*1)	Book values of equity securities held by the Company that were measured at cost as of September 30, 2017 and December 31, 2016 are ~~W~~50,483 million and ~~W~~138,557 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of September 30, 2017 and December 31, 2016 are as follows:

Type	September 30, 2017	December 31, 2016
Derivatives	0.02% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.06% ~ 4.38%	0.02% ~ 4.38%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	276,376	285,770	275,991	838,137
Derivative assets		—	275,563	10,523	286,086
Financial assets at fair value through profit or loss		—	78,107	—	78,107

	~~W~~	276,376	639,440	286,514	1,202,330

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	150,162	—	150,162

In millions of won	December 31, 2016
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	268,171	437,015	269,461	974,647
Derivative assets		—	770,851	10,523	781,374

	~~W~~	268,171	1,207,866	279,984	1,756,021

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	138,686	—	138,686

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 are as follows:

In millions of won	September 30, 2017
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	269,461	—	—	6	—	6,524	275,991

In millions of won	December 31, 2016
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	180,390	—	98,472	(9,401)	—	—	269,461

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of September 30, 2017 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	119,778
1~ 2 years		119,778
2~ 3 years		119,778
Over 3 years		199,628

	~~W~~	558,962

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2017~2047) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2017 to 2047. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of September 30, 2017 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	26,383
1~ 2 years		28,772
2~ 3 years		28,631
Over 3 years		630,928

	~~W~~	714,714

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of September 30, 2017 were ~~W~~144,614 million and ~~W~~9,101 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of September 30, 2017 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (95 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWP RC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2), Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, Cogentrix Solar Services, LLC, Solar Investments I, LLC, Cogentrix of Alamosa, LLC, KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Company as of September 30, 2017 are as follows, continued:

Type	Related party
Associates (57 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Yeongwol Energy Station Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., DS POWER Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.), Korea Electric Vehicle Charging Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd

Joint ventures (44 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Company Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA

Others	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2017 and 2016 are as follows:

<Sales and Others>

In millions of won
Company name	Transaction type	September 30, 2017		September 30, 2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	11,706	12,170
Korea Gas Corporation	Electricity sales		64,183	65,420
Daegu Photovoltaic Co., Ltd.	Service		349	—
Jeongam Wind Power Co., Ltd.	Electricity sales		18	5
Korea Power Engineering Service Co., Ltd.	Service		191	623
Yeongwol Energy Station Co., Ltd.	Service		621	653
KS Solar Co., Ltd.	Electricity sales		5	14
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Service		1	1
Korea Electric Power Industrial Development Co., Ltd.	Service		9,286	8,518
DS POWER Co., Ltd.	Service		5,027	30,235
Goseong Green Energy Co., Ltd.	Electricity sales		21,479	4,076
Gangneung Eco Power Co., Ltd.	Service		1,304	3,522
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		7,387	97
Naepo Green Energy Co., Ltd.	Electricity sales		127	70
Noeul Green Energy Co., Ltd.	Electricity sales		24	153
Samcheok Eco Materials Co., Ltd.	Electricity sales		174	19
YTN Co., Ltd.	Electricity sales		1,541	1,346
Busan Green Energy Co., Ltd.	Service		96	117
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)	Electricity sales		—	6
Korea Electric Vehicle Charging Service	Service		363	61
Ulleungdo Natural Energy Co., Ltd.	Service		448	266
Tamra Offshore Wind Power Co., Ltd.	Service		41	—
Cheongna Energy Co., Ltd.	Service		5,515	5,037
Gangwon Wind Power Co., Ltd.	Electricity sales		965	1,244
Hyundai Green Power Co., Ltd.	Design service		12,465	13,464
Korea Power Exchange	Service		5,037	3,906
Hyundai Energy Co., Ltd.	Service		15,215	18,773
Taebaek Wind Power Co., Ltd.	Service		602	585
Pyeongchang Wind Power Co., Ltd.	Design service		885	488
Daeryun Power Co., Ltd.	Electricity sales		1,323	1,169
Changjuk Wind Power Co., Ltd.	Electricity sales		611	703
KNH Solar Co., Ltd.	Electricity sales		12	13
S-Power Co., Ltd.	Service		4,984	4,439
Busan Solar Co., Ltd.	Electricity sales		—	8
Green Biomass Co., Ltd.	Electricity sales		—	2
SPC Power Corporation	Dividend income		5,562	4,298
Gemeng International Energy Co., Ltd.	Dividend income		13,458	16,476
PT. Cirebon Electric Power	Dividend income		564	—
Dolphin Property Limited	Dividend income		—	35
PT. Bayan Resources TBK	Service		308	160
Nepal Water & Energy Development Company Private Limited	Service		107	262
Pioneer Gas Power Limited	Service		—	81
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		556	603

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2017 and 2016 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	September 30, 2017		September 30, 2016
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	710	603
KEPCO SPC Power Corporation	Service		23,587	8,541
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1
KAPES, Inc.	Commission		593	890
Dangjin Eco Power Co., Ltd.	Technical fee		562	1,325
Honam Wind Power Co., Ltd.	Electricity sales		536	153
Seokmun Energy Co., Ltd.	Technical fee		1,359	1,088
Incheon New Power Co., Ltd.	Construction revenue		409	393
Chun-cheon Energy Co., Ltd.	Service		4,157	2,438
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,240	1,186
KW Nuclear Components Co., Ltd.	Dividend income		621	3,001
KEPCO-Uhde Inc.	Service		15	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		7,413	10,753
Busan Shinho Solar Power Co., Ltd.	Electricity sales		81	203
Expressway Solar-light Power Generation Co., Ltd.	Dividend income		70	—
Datang Chifeng Renewable Power Co., Ltd.	Interest income		416	8,039
Rabigh Electricity Company	Dividend income		9,039	388
Rabigh Operation & Maintenance Company Limited	Service		2,628	—
Shuweihat Asia Power Investment B.V.	Dividend income		1,337	—
Shuweihat Asia Operation & Maintenance Company	Dividend income		592	159
ASM-BG Investicii AD	Service		938	287
Jamaica Public Service Company Limited	Service		—	1,847
KV Holdings, Inc.	Dividend income		—	302
Datang KEPCO Chaoyang Renewable Co., Ltd.	Dividend income		—	440
Amman Asia Electric Power Company	Service		9,725	7,675
Kelar S.A	Service		454	1,640
Barakah One Company	Service		3,527	—

<Others>
Korea Development Bank	Electricity sales		2,494	2,365
	Interest income		1,035	2,133

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the nine-month periods ended September 30, 2017 and 2016 are as follows:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2017		September 30, 2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	~~W~~	620,511	665,473
Korea Gas Corporation	Purchase of power generation fuel		2,276,714	2,557,299
Daegu Photovoltaic Co., Ltd.	REC purchase		2,815	2,513
Korea Power Engineering Service Co., Ltd.	Services		775	490
Yeongwol Energy Station Co., Ltd.	REC purchase		12,192	13,754
KS Solar Co., Ltd.	REC purchase		900	3,188
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		343	288
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		180,126	180,631
Noeul Green Energy Co., Ltd.	Services		9,901	—
Samcheok Eco Materials Co., Ltd.	Electricity purchase		3	—
YTN Co., Ltd.	Advertisement fee		236	146
Busan Green Energy Co., Ltd.	Services		5,238	—
Korea Electric Vehicle Charging Service	Services		22	—
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		52	45
Cheongna Energy Co., Ltd.	Services		58	73
Gangwon Wind Power Co., Ltd.	Electricity purchase		17,293	16,712
Hyundai Green Power Co., Ltd.	Electricity purchase		348,381	334,953
Korea Power Exchange	Trading fees		129,370	69,279
Hyundai Energy Co., Ltd.	Electricity purchase		8,872	889
Taebaek Wind Power Co., Ltd.	REC purchase		4,962	3,858
Pyeongchang Wind Power Co., Ltd.	Services		3,443	1,007
Daeryun Power Co., Ltd.	Electricity purchase		116,796	171,938
Changjuk Wind Power Co., Ltd.	Electricity purchase		4,855	3,787
KNH Solar Co., Ltd.	Electricity purchase		2,896	4,443
S-Power Co., Ltd.	Electricity purchase		343,354	313,909
Busan Solar Co., Ltd.	Electricity purchase		—	1,079
Green Biomass Co., Ltd.	Woodchip purchase		1,184	1,951

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		184,083	186,474
KAPES, Inc.	Service		69,584	95,311
Honam Wind Power Co., Ltd.	Electricity purchase		3,960	3,980
Seokmun Energy Co., Ltd.	Service		16,551	—
Chun-cheon Energy Co., Ltd.	Service		115,910	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		7,712	6,984
GS Donghae Electric Power Co., Ltd.	Electricity purchase		210,176	—
Busan Shinho Solar Power Co., Ltd.	REC purchase		6,058	5,375
Global Trade Of Power System Co., Ltd.	Service		350	792
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		2,203	2,334
Jamaica Public Service Company Limited	Service		154	84

<Others>
Korea Development Bank	Interest expense		3,595	6,703
	Provision of dividends		418,336	654,829

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2017		December 31, 2016	September 30, 2017	December 31, 2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	2,089	1,073	—	—
	Trade payables		—	—	38,636	93,493
Korea Gas Corporation	Trade receivables		5,032	8,739	—	—
	Non-trade receivables and others		397	78	—	—
	Trade payables		—	—	200,081	399,563
	Non-trade payables and others		—	—	543	9,090
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	65	56
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	6	4
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,046	7,064	—	—
	Trade payables		—	—	1,491	229
KS Solar Co., Ltd.	Trade receivables		—	2	—	—
	Trade payables		—	—	—	53
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		371	362	—	—
	Non-trade receivables and others		54	47	—	—
	Non-trade payables and others		—	—	10,891	18,628
DS Power Co., Ltd.	Trade receivables		153	1,775		—
	Non-trade receivables and others		1,380	—	—	—
Goseong Green Energy Co., Ltd.	Trade payables		—	—	7,140	—
	Non-trade payables and others		—	—	—	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		3,553	2,137	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		—	215	—	—
	Non-trade payables and others		—	—	57	—
Naepo Green Energy Co., Ltd.	Trade receivables		6	14	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		3	18	—	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		17	21	—	—
YTN Co., Ltd.	Trade receivables		79	165	—	—
	Non-trade payables and others		—	—	33	132
Busan Green Energy Co., Ltd.	Trade receivables		7	9	—	—
Korea Electric Vehicle Charging Service	Trade receivables		11	12	—	—
	Non-trade receivables and others		57		—
Ulleungdo Natural Energy Co., Ltd.	Non-trade receivables and others		152	111	—	—
Cheongna Energy Co., Ltd.	Trade receivables		97	165	—	—
	Non-trade payables and others		—	—	195	82
Gangwon Wind Power Co., Ltd.	Trade receivables		32	8	—	—
	Trade payables		—	—	791	2,031
Hyundai Green Power Co., Ltd.	Trade receivables		394	569	—	—
	Trade payables		—	—	36,351	31,507
Korea Power Exchange	Trade receivables		1,632	1,066	—	—
	Non-trade receivables and others		147	53	—	—
	Non-trade payables and others		—	—	1,408	1,235
Hyundai Energy Co., Ltd.	Trade receivables		56	72	—	—
	Non-trade receivables and others		83,815	68,798	—	—
	Trade payables		—	—	34	86
	Non-trade payables and others		—	—	6,588	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2017		December 31, 2016	September 30, 2017	December 31, 2016
<Associates>
Ecollite Co., Ltd.	Non-trade receivables and others	~~W~~	—	210	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		101	112	—	—
	Trade payables		—	—	152	386
	Non-trade payables and others		—	—	—	304
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade payables and others		—	—	—	255
Daeryun Power Co., Ltd.	Trade receivables		155	140	—	—
	Trade payables		—	—	3,725	21,646
Changjuk Wind Power Co., Ltd.	Trade receivables		93	100	—	—
	Trade payables		—	—	157	358
	Non-trade payables and others		—	—	—	334
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	10	—
	Non-trade payables and others		—	—	—	204
S-Power Co., Ltd.	Trade receivables		262	142	—	—
	Non-trade receivables and others		396	393	—	—
	Trade payables		—	—	25,046	51,844
	Non-trade payables and others		—	—	15	—
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	93	113
SPC Power Corporation	Non-trade receivables and others		11	—	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		970	889	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		—	82	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		111	58	—	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		88	52	—	—
	Non-trade receivables and others		1	1	—	—
	Trade payables		—	—	13,602	27,400
KEPCO SPC Power Corporation	Non-trade receivables and others		485	2,349	—	—
KAPES, Inc.	Non-trade receivables and others		338	235	—	—
	Non-trade payables and others		—	—	31	11,992
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		1,046	833	—	—
	Trade payables and others		—	—	41	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	112	424
	Non-trade payables and others		—	—	2,048	3,082
Seokmun Energy Co., Ltd.	Trade receivables		58	114	—	—
	Non-trade receivables and others		124	160	—	—
	Non-trade payables and others		—	—	5,969	—
Incheon New Power Co., Ltd.	Trade receivables		129	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		153	—	—	—
	Non-trade receivables and others		186	255	—	—
	Trade payables		—	—	18,469	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won		Receivables		Payables
Company name	Type	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
<Joint ventures>
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables	7	6	—	—
	Non-trade receivables and others	147	145	—	—
	Trade payables	—	—	198	761
	Non-trade payables and others	—	—	678	1,362
KEPCO-Uhde Inc.	Non-trade payables and others	—	—	6	4
GS Donghae Electric Power Co., Ltd.	Trade receivables	621	775	—	—
	Non-trade receivables and others	164	1,497	—	—
	Trade payables	—	—	24,089	—
	Non-trade payables and others	—	—	—	993
Busan Shinho Solar Power Co., Ltd.	Trade receivables	2	3	—	—
	Trade payables	—	—	151	129
	Non-trade payables and others	—	—	680	670
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others	11	210	—	—
Rabigh Operation & Maintenance Company Limited	Trade receivables	—	2,275	—	—
ASM-BG Investicii AD	Non-trade receivables and others	1,072	64	—	—
Jamaica Public Service Company Limited	Trade receivables	—	615	—	—
Amman Asia Electric Power Company	Trade receivables	1,592	2,509	—	—
<Others>
Korea Development Bank	Accrued interest income	325	672	—	—
	Non-trade receivables and others	116,239	217,481	—	—
	Non-trade payables and others	—	—	203	408
	Derivatives	11,247	25,306	9,766	3,278

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	29,282	142	—	(1,396)	28,028
	(Allowance for doubtful accounts)		(18,191)	—	—	739	(17,452)
Associates	PT. Cirebon Electric Power		26,733	1,765	(7,901)	(4,526)	16,071
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		14,022	663	—	(713)	13,972
Associates	Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		—	—	—	(2,465)	(2,465)
Joint ventures	KEPCO SPC Power Corporation		27,795	—	(5,238)	(1,458)	21,099
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		16,344	—	(7,700)	(890)	7,754
Joint ventures	Rabigh Electricity Company		2,641	—	(2,496)	(145)	—
Joint ventures	KODE NOVUS II LLC		4,532		—	(232)	4,300
	(Allowance for doubtful accounts)		(4,532)	—	—	232	(4,300)
Joint ventures	Kelar S.A		—	54,631	(3,568)	2,911	53,974
Joint ventures	Daehan Wind Power PSC		683	640	—	—	1,323

		~~W~~	112,583	57,841	(26,903)	(7,943)	135,578

(6)	Borrowings arising from related party transactions as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	207,993	27,324	(115,768)	—	119,549
	Others		5,663	—	(392)	—	5,271
	Operating funds		37,000	5,000	(25,000)	—	17,000
	Syndicated Loan		6,075	5,616	—	(242)	11,449

(7)	Guarantees provided to associates or joint ventures as of September 30, 2017 are as follows:

In millions of won and thousands of foreign currencies

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	RABEC
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,404,275
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	27,211	KEB Hana Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	59,710	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW	111,134	Kookmin Bank and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	43,920	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Heungkuk Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	15,370	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	52,700	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	60,270	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Hyundai Marine & Fire Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	15,375	KEB Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	46,983	The Bank of Tokyo-Mitsubishi and others
		Other guarantees	USD	3,150	PT Adaro Indonesia
EWP Barbados 1 SRL	Jamaica Public Service Company Limited	Performance guarantees	USD	16,000	Societe Generale
		Guarantees for supplemental funding and others (*1, 3)	USD	92,000	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	46,226	Shinhan Bank
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD	68,250	KEB Hana Bank, SMBC, Mizuho Bank and others
Korea Southern Power Co., Ltd.	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding and others (*1)		—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others (*1)	—	Shinhan Bank

Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd	Collateralized money invested	KRW 5,580	SK Securities Co., Ltd.

		Guarantees for supplemental funding and others (*1)	—

Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 29,200	Hana Financial Investment Co., Ltd.

		Guarantees for supplemental funding and others (*1)	—

KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW 15,000	Korea Development Bank and others

Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,003	Korea Development Bank and others

		Guarantees for supplemental funding and others (*1)	—

Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,550	Mizuho Bank

Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 50,608	SMBC

Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW 7,409	IBK and others

Korea Midland Power Co., Ltd.	YaksuESS Co.,Ltd	Collateralized money invested	KRW 210	Hanwha Life Insurance Co., Ltd.

		Guarantees for supplemental funding and others (*1)	—

Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW 47,067	Korea Development Bank and others

		Performance guarantees and guarantees for supplemental funding and others (*1)	KRW 78,600

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of September 30, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit	Guarantee
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,595	Korea Development Bank and others

Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 16,101	Korea Development Bank and others

Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW 2,500	Woori Bank

Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 132,300	Korea Development Bank and others

KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others (*1)	USD 3,750	Korea Development Bank

KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others (*1)	—	Export-Import Bank of Korea and others

Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW 1,400	Meritz Fire & Marine Insurance Co., Ltd.

Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW 1,740	KEB Hana Bank and others

Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 14,564	Shinhan Bank and others

KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 6,800	Shinhan Bank

		Guarantees for supplemental funding and others (*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)	The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Express Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)	This includes a guarantee for the business of 190MW gas complex thermal power plant invested by Jamaica Public Service Company Limited (“JPS”), a joint venture of the Company, and Jamaica Energy Holdings Limited, a subsidiary of JPS. The amount that the Company guarantees for the business is up to USD 46,000 thousand, which consists of USD 23,000 thousand the Company separately guarantees and the Company’s portion (50%) of the guarantee provided by JPS which is USD 23,000 thousand.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

46.	Related Parties, Continued

(8)	As of September 30, 2017, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of September 30, 2017 are as follows:

(i)	Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
Korea Development Bank	2016~2019	~~W~~	105,260	USD 100,000	2.48%	2.38%	~~W~~	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00

(ii)	Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts		Contract exchange rate
			Pay	Receive
Korea Development Bank	2017.09.15	2017.10.13	12,467	USD 11,000	1,133.33
	2017.09.28	2017.10.30	11,465	USD 10,000	1,146.50

(10)	Salaries and other compensations to the key members of management of the Company for the three and nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won	September 30, 2017			September 30, 2016
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	213	1,086	208	1,269
Employee benefits		16	41	10	20

	~~W~~	229	1,127	218	1,289

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the nine-month periods ended September 30, 2017 and 2016 are as follows:

In millions of won
Transactions	September 30, 2017		September 30, 2016
Transfer from construction-in-progress to other assets	~~W~~	9,312,866	7,369,186
Recognition of asset retirement cost and related provision for decommissioning costs		112,894	199,244
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		291,659	370,342

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

48.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
Contracts	Amounts		Balance	Amounts	Balance
Purchase of switch (25.8kV Eco) 11,395	~~W~~	40,227	—	40,226	28,072
Purchase of switch (25.8kV Eco) 12,450		50,526	37,722	—	—
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)		50,256	50,256	50,256	50,256
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		42,500	42,500	42,500	42,500
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	—	—
Purchase of GIS (362KV 6300A 63KA) 26CB – Shin-gosungS/S		36,950	—	36,950	19,897
Purchase of GIS (362KV 6300A 63KA) 26CB – HwasungS/S		40,000	36,923	—	—
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,476	17,911	37,476	27,760
Purchase of GIS (362KV 6300A 63KA) and 1 other 18CB – BukbusanS/S		34,000	—	34,000	20,766
Purchase of GIS (800KV 8000A 50KA) 10CB – Shin-JungbuS/S		63,730	63,730	63,730	63,730
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – Shin-JungbuS/S		37,500	37,500	37,500	37,500
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,500,000M		71,986	—	71,986	50,593
Purchase of Concrete Poles (10M, 350KGF) 104,755 and 6 others		129,175	—	129,175	105,905
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,645,000M		78,076	71,094	—	—
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		133,387	133,387	—	—
Advanced E-Type low voltage electricity meter 1,600,000 units		65,408	65,408	—	—
Construction of Shin-Kori units (#1,2)		7,363,514	191,324	6,856,150	—
Construction of Shin-Kori units (#3,4)		8,625,387	6,873,987	8,625,387	7,286,503
Construction of Shin-Hanwool units (#1,2)		7,982,342	1,260,429	7,982,342	1,157,700
Construction of Shin-Hanwool units (#3,4)		8,261,817	8,120,118	8,261,818	8,170,896
Construction of Yeosu thermal power units (#1)		—	—	174,291	1,139
Other 32 contracts		373,709	156,073	430,204	222,555
Purchase of main machine for construction of Seoul Combined units (#1,2)		361,203	132,593	360,500	300,663
Construction of Seoul Combined units (#1,2)		227,685	84,363	225,205	129,589
Electricity construction of Shin-Boryeong units (#1,2)		379,115	12,709	354,740	26,878
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		121,093	1,793	121,093	2,023
Purchase of coal handling machine for construction of Shin-Boryeong units (#1,2)		146,353	3,543	146,353	3,543
Service of designing Shin-Boryeong units (#1,2)		127,810	16,371	126,038	24,333
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		866,065	6,732	851,132	10,746
Construction of Shin-Boryeong units (#1,2)		300,695	9,287	288,438	17,828
Purchase of furnace for construction of Shin-Seocheon thermal power plant		302,030	237,056	—	—
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		104,402	83,522	—	—
Electricity construction of Shin-Seocheon thermal power plant		200,453	196,993	—	—
Purchase of main machine for Jeju LNG combined		166,287	33,938	—	—
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		193,375	5,129	192,945	38,218

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The agreements for acquisition of property, plant and equipment as of September 30, 2017 and December 31, 2016 are as follows, continued:

In millions of won	September 30, 2017			December 31, 2016
Contracts	Amounts		Balance	Amounts	Balance
Purchase of furnace for construction of Taean units (#9,10)	~~W~~	583,711	38,407	584,148	46,059
Service of designing Taean units (#9,10)		111,322	13,671	109,700	18,981
Purchase of desulfurization machine for construction of Taean units (#9,10)		—	—	92,086	1,017
Purchase of turbine generator for construction of Taean units (#9,10)		219,630	2,852	228,794	6,788
Purchase of combined generating machine for construction of Taean IGCC units		200,074	—	208,972	2,102
Purchase of oxygen plant for construction of Taean IGCC units		96,989	211	98,979	221
Service of designing Taean IGCC plant units		44,802	2,669	44,802	3,342
Purchase of gasification plant for construction of Taean IGCC units		460,333	—	457,991	—
Construction of Samcheok units (#1,2)		488,374	11,357	457,943	15,851
Purchase of furnace for construction of Samcheok units (#1,2)		1,091,303	6,366	1,091,303	51,594
Purchase of coal handling machine for construction of Samcheok units (#1,2)		304,924	56,603	303,273	155
Service of designing Samcheok units (#1,2)		114,047	33,058	114,047	36,510
Purchase of main equipments		168,076	10,264	152,286	39,248
Lanscaping construction and other		63,110	27,848	—	—
Purchase of ash handling system for construction of Samcheok units (#1,2)		49,421	1,896	—	—
Purchase of marine hydro power system for construction of Samcheok units (#1,2)		30,498	853	—	—
Construction of yard for Andong natural gas power plant		41,961	—	41,961	2,600
Service of designing Dangjin units (#9,10)		—	—	122,426	6,125

(2)	As of September 30, 2017, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2017 ~ 2030	36,562 Ton U3O8
Transformed	2017 ~ 2030	22,934 Ton U
Enrichment	2017 ~ 2029	25,530 Ton SWU
Molded	2017 ~ 2022	2,004 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of September 30, 2017 and December 31, 2016 are as follows:

In millions of won	September 30, 2017			December 31, 2016
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	624	~~W~~	669,792	675	~~W~~	636,433
As the plaintiff	183		670,000	193		489,605

As of September 30, 2017, among the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~62,744 million).

A group of plaintiffs (consisting 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong Unit 1 nuclear power plant. The appeal was ongoing as of September 30, 2017. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori Unit 5 and 6 it was ongoing as of September 30, 2017. The Company joined these litigations as a stakeholder with the permission of the Court.

The book value of property, plant and equipment and provision for decommissioning costs of Wolsong Unit 1 nuclear power plant is ~~W~~536,984 million and ~~W~~539,433 million, respectively, as of September 30, 2017. If the continuance of operation of Wolsong Unit 1 nuclear power plant is annulled, significant losses may be incurred in connection with the property, plant and equipment of Wolsong Unit 1. In addition, the amount of provision may increase significantly, and the timing of actual cash outflows may be accelerated.

The Company suspended the construction of Shin-Kori Unit 5 and 6 starting from July 24, 2017 to October 20, 2017, which is the public debate period of Shin-Kori Unit 5 and 6, and is in the process of reviewing the appropriateness of the additional costs requested by the suppliers that occurred during that period.

As of September 30, 2017, the Company has suspended the construction design of Shin-Hanwool Unit 3 and 4. The construction contract amount and the outstanding balance are described in note 48. (1), and the carrying amount of Shin-Hanwool Unit 3 and 4 is ~~W~~136,017 million as of September 30, 2017.

The Company is the defendant against a number of claims. The followings are potentially significant ongoing claims pertaining to the Company.

①	Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill (formerly, amounted to ~~W~~1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of Shin-Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ~~W~~133,426 million in October 2014, ~~W~~204,040 million in November 2015, and ~~W~~204,564 million in January 2017, respectively, and submitted an application to demand extra contract payments due to the design changes. KHNP has paid ~~W~~217,724 million of the claim amounts in full upon the first ruling in November 2016 and recognized the amount as addition to construction-in-progress accordingly. KHNP has made an appeal against the first ruling and the lawsuit is currently ongoing.

②	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~47,073 million of other provision in relation to the lawsuit as of Setpember 30, 2017.

Except these significant ongoing claims, there are eight arbitration cases pertaining to the Company as of Setpember 30, 2017 and the significant arbitration cases are as follows:

①	KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations related with contingent liabilities and assets as of Setpember 30, 2017 and December 31, 2016 are as follows, continued:

②	Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

③	In prior years, Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

④	In prior years, Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2017 and December 31, 2016 are as follows:

①	In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

②	The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③	The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 917 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electirc power generation business in Cirebon, Indonesia. Also, in relation to the business, the Company has provided Limited Notice To Proceed 3 (“LNTP 3”) Offshore performance payment guarantee amounting to USD 510 thousand to Hyundai Engineering Co. Ltd., Toshiba Corporation and MHPS, and LNTP 3 Onshore performance payment guarantee amounting to USD 520 thousand to Hyundai E&C and Toshiba Asia Pacific Indonesia (TAPI) based on the interest owned by the Company to progress the construction.

④	The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

⑤	The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,440 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑥	The Company has provided the Bank of Tokyo Mitsubishi UFJ (BTMU) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

⑦	The Company has provided Samsung C&T Corporation bidding guarantee up to USD 793 thousand to participate in the bidding of the Sri Lanka combined cycle project.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of September 30, 2017 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,605,240
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Shinhan Bank and others	KRW	800,000
Limit amount available for card	KEB Hana Bank and others	KRW	46,333
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,096,000
	BNP Paribas and others	USD	1,843,100
Certification of payment on L/C	Shinhan Bank (*)	KRW	23,104
	Woori Bank and others	USD	1,001,351
Certification of performance guarantee on contract	Kookmin Bank and others	EUR	18,191
	KEB Hana Bank	INR	274,281
	Seoul Guarantee Insurance and others	KRW	96,460
	Bank of Kathmandu	NPR	32,633
	KEB Hana Bank and others	USD	529,929
Certification of bidding	SMBC and others	USD	10,000
	ABSA	ZAR	55,730
Advance payment bond, Warranty bond, Retention bond and others	KEB Hana Bank	SAR	95,756
	HSBC and others	USD	3,536,125
Others	KEB Hana Bank	INR	157,830
	KEB Hana Bank and others	JPY	2,245,843
	Nonghyup Bank and others	KRW	1,342,250
	KEB Hana Bank	SAR	2,240
	KEB Hana Bank and others	USD	1,144,898
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	258,000
	Shinhan Bank and others	USD	270,607
Trade finance	BNP Paribas and others	USD	950,000

(*)	The Company was provided with a guarantee of ~~W~~198 million from Daewoo Engineering & Construction Co. Ltd. for some of its commitments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of September 30, 2017, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Korea East-West Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	15,958	Collateral for borrowings
Korea Midland Power Co., Ltd.	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings
Korea Southern Power Co., Ltd.	Shinhan Bank and others	Shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	40,000	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	44,192	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Collateral for borrowings (*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings
		Cash and cash equivalents	KRW	9,485
Gyeongju Wind Power Co., Ltd.	SK Securities Co., Ltd. and others	Property, plant and equipment and others	KRW	90,095	Collateral for borrowings
		Existing or expected trade receivables	KRW	2,845
		Cash and cash equivalents	KRW	11,825
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Bank deposit and insurance claim	KRW	396,120	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	188,580	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	332,850	Collateral for borrowings

(*)	The Company was provided with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, from the investors as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ~~W~~1,197 million of project loans from Korea Energy Agency as of September 30, 2017. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~89,937 million as of September 30, 2017, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~95 million and depreciation on the utility plant of ~~W~~4,963 million are recorded to other expenses for the nine-month period ended September 30, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

49.	Contingencies and Commitments, Continued

(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of Septmeber 30, 2017. The book value of facility is ~~W~~19,031 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The Company has entered into an insurance agreement covering up to ~~W~~7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

50.	Subsequent Events

(1)	Subsequent to Septmeber 30, 2017, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea East-West Power Co., Ltd. issued non-guaranteed bonds, additional foreign currency short-term borrowings and asset backed short-term bond for funding facilities and operations as follows:

In millions of won and thousands of foreign currencies
Company Name	Type	Issued date	Maturity	Interest rate	Amounts
Korea Hydro & Nuclear Power Co., Ltd.	#47-1 corporate bond	2017.10.17	2020.10.17	2.03	~~W~~	50,000
	#47-2 corporate bond	2017.10.17	2027.10.17	2.50		70,000
	#47-3 corporate bond	2017.10.17	2047.10.17	2.47		80,000
Korea South-East Power Co., Ltd	Asset backed short-term bond	2017.10.26	2018.01.24	1.89		200,000
Korea Midland Power Co., Ltd	Asset backed short-term bond	2017.10.10	2017.11.23	1.48		120,000
	Foreign currency bonds (non-guaranteed bonds)	2017.10.30	2037.10.30	1.70	EUR	40,000
	#40-1 non-guaranteed corporate bond	2017.11.10	2027.11.10	2.74		90,000
	#40-2 non-guaranteed corporate bond	2017.11.10	2037.11.10	2.69		90,000
Korea East-West Power Co., Ltd.	#29-1 non-guaranteed corporate bond	2017.11.10	2022.11.10	2.56		50,000
	#29-2 non-guaranteed corporate bond	2017.11.10	2027.11.10	2.74		80,000

(2)	Committee of the Shin-Kori 5 & 6 Public Relations Committee

On October 20, 2017, the public debate committee of Shin-Kori Unit 5 and 6 submitted to the government a recommendation to resume construction of Shin-Kori Unit 5 and 6.

(3)	Subsequent to September 30, 2017, the Company has early redeemed the first hybrid bond as follow:

In millions of won
Company Name	Type	Issued date	Maturity	Early redemption date	Interest rate	Amounts
Korea Western Power Co., Ltd.	1st hybrid bond	2012.10.18	2042.10.18	2017.10.18	4.05	100,000

(4)	Subsequent to September 30, 2017, the Company has changed the amount of limit on the asset backed short-term bond as follow:

In millions of won
		Before		After
Company Name	Type	Application period	Amounts	Application period	Amounts
Korea Western Power Co., Ltd.	Asset backed short-term bond	2017.04.01~ 2017.09.30	800,000	2017.10.01~ 2018.03.31	500,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

September 30, 2017

(Unaudited)

51.	Adjusted Operating Profit

The operating profit in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with K-IFRS for each of the three and nine-month periods ended September 30, 2017 and 2016 to the operating profit or loss as presented in the Company’s consolidated interim statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	September 30, 2017			September 30, 2016
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating profit on consolidated interim statements of comprehensive income	~~W~~	2,772,921	5,082,599	4,424,169	10,734,011
Add
Other income
Reversal of other provisions		1,532	3,925	12,065	17,677
Reversal of other allowance for bad debt		—	—	—	1,214
Gains on government grants		123	628	28	64
Gains on assets contributed		149	1,261	203	1,719
Gains on liabilities exempted		137	759	682	987
Compensation and reparations revenue		19,748	68,359	30,786	94,730
Revenue from research contracts		5,409	8,288	2,258	4,685
Rental income		49,069	143,796	62,879	164,820
Others		4,080	45,893	877	19,194
Other gains
Gains on disposal of property, plant and equipment		13,724	33,742	18,173	48,131
Gains on disposal of intangible assets		72	555	—	—
Gains on foreign currency translation		295	10,105	5,468	14,121
Gains on foreign currency transaction		16,164	72,783	19,345	43,134
Gains on insurance proceeds		—	383	—	—
Others		32,189	195,859	39,942	133,673
Deduct
Other expenses
Accretion expenses of other provisions		77	6,894	(154)	(273)
Depreciation expenses on investment properties		408	953	(179)	(508)
Depreciation expenses on idle assets		1,650	4,963	(1,664)	(4,975)
Other bad debt expense		—	405	—	(4,586)
Donations		15,582	48,165	(6,973)	(42,360)
Others		55	21,890	(1,713)	(10,571)
Other losses
Losses on disposal of property, plant and equipment		(11,055)	(31,251)	(6,623)	(27,754)
Losses on disposal of intangible assets		—	(79)	(5)	(143)
Losses on foreign currency translation		(4,959)	(20,142)	(9,554)	(13,829)
Losses on foreign currency transaction		(12,666)	(34,854)	(7,548)	(41,214)
Others		(35,510)	(75,846)	(6,805)	(32,941)

Adjusted operating profit	~~W~~	2,869,194	5,590,033	4,575,657	11,099,006